Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251653

PROSPECTUS SUPPLEMENT

Desktop Metal, Inc.

192,707,982 Shares of Class A Common Stock

25,010,494 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement further supplements and updates the prospectus dated June 3, 2021, relating to the resale of up to 192,707,982 shares of our Class A common stock by the selling securityholders named in the prospectus (including their pledgees, donees, transferees or other successors-in-interest) and the issuance by us of up to 25,010,494 shares of Class A common stock upon the exercise of warrants, or the Final Prospectus.

This prospectus supplement incorporates into the Final Prospectus the information (other than information that is furnished and not deemed filed) contained in the attached:

●	Current Report on Form 8-K, which were filed with the Securities and Exchange Commission, or the Commission, on November 12, 2021; and
●	Quarterly Report on Form 10-Q, which was filed with the Commission on November 15, 2021, or the Quarterly Report.

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “DM”. On November 17, 2021, the closing sale price of our Class A common stock as reported on the NYSE was $7.09.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and, as such, have elected to comply with certain reduced public company disclosure requirements for our filings with the Securities and Exchange Commission.

Our business and investment in our Class A common stock involve significant risks. These risks are described in the section titled “Risk Factors” in the Quarterly Report.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

__________________________

The date of this prospectus supplement is November 18, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

November 12, 2021

Date of Report (Date of earliest event reported)

DESKTOP METAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38835	83-2044042
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

63 3rd Avenue

Burlington, Massachusetts 01803

(Address of principal executive offices) (Zip Code)

(978) 224-1244

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

◻	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	DM	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ⌧

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Item 2.01 Completion of Acquisition or Disposition of Assets

On November 12, 2021, Desktop Metal, Inc. (the “Company” or “Desktop Metal”) completed its previously announced acquisition of The ExOne Company (now known as ExOne Operating, LLC) (“ExOne”), pursuant to the Agreement and Plan of Merger, dated as of August 11, 2021 (the “Merger Agreement”), by and among Desktop Metal, Texas Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Desktop Metal (“Merger Sub I”), Texas Merger Sub II, LLC., a Delaware limited liability company and wholly owned subsidiary of Desktop Metal (“Merger Sub II”), and ExOne, pursuant to which (i) Merger Sub I merged with and into ExOne, with ExOne as the surviving corporation and (ii) ExOne merged with and into Merger Sub II (the “Mergers”), with Merger Sub II surviving the Mergers as a wholly owned subsidiary of Desktop Metal. At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of ExOne (“ExOne Shares”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by Desktop Metal, ExOne, Merger Sub I or Merger Sub II), was converted into the right to receive (a) $8.50 in cash, without interest, and (b) 2.1416 shares of Desktop Metal Class A common stock, par value $0.0001 per share (“Desktop Metal Class A common stock”).

At the Effective Time, (a) each outstanding unvested option to purchase ExOne Shares was converted into an option to acquire a number of Desktop Metal Class A common stock equal to the product obtained by multiplying the number of shares of ExOne common stock subject to such option by 3.1416, with an exercise price per share of Desktop Metal Class A common stock equal to the quotient obtained by dividing the exercise price per share of ExOne common stock by 3.1416; (b) each outstanding vested option to purchase ExOne common stock was cancelled and the holder thereof became entitled to receive the excess of the merger consideration over the aggregate exercise price of such ExOne vested option, so long as such ExOne vested option’s exercise price was less than the merger consideration; (c) each award of restricted shares of ExOne subject to the ExOne Change of Control Severance Plan (“ExOne COC RSAs”) vested and were cancelled and the holder of such ExOne COC RSA received the merger consideration; (d) each award of restricted shares of ExOne common stock not subject to the ExOne Change of Control Severance Plan (“ExOne RSAs”) vested and were cancelled and the holder of such ExOne RSA received the merger consideration; and (e) each award granted under the 2021 Executive Stock Performance Program was converted into ExOne Shares (the “ESPP Award”), with the shares subject to such ESPP Award becoming vested and such vested shares were cancelled and the holder received the merger consideration.

In connection with the closing of the Mergers, Desktop Metal paid approximately $191.4 million in cash and issued approximately 48.2 million shares of Desktop Metal Class A common stock to former holders of ExOne Shares, including 0.6 million shares of Desktop Metal Class A common stock to former holders of ExOne vested options, ExOne COC RSAs, ExOne RSAs and ExOne ESPP Awards.

The issuance of Desktop Metal Class A common stock in connection with the Merger Agreement was registered under the Securities Act of 1933 pursuant to Desktop Metal’s registration statement on Form S-4 (Registration No. 333-259564) declared effective by the Securities and Exchange Commission (the “SEC”) on October 8, 2021 (the “Registration Statement”). The proxy statement/prospectus in the Registration Statement contains additional information about the Mergers.

The ExOne Shares, which traded under the symbol “XONE,” will no longer trade on, and are being delisted from, the Nasdaq Stock Market.

The foregoing description of the Mergers contained in this Item 2.01 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Reporting on Form 8-K and is incorporated by reference herein.

Item 7.01 Regulation FD Disclosure

On November 12, 2021, Desktop Metal issued a press release announcing the closing of the Mergers. A copy of the press release is attached as Exhibit 99.1 to the Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(a)            Financial Statements of Businesses Acquired.

The audited consolidated financial statements of ExOne, as of and for the years ended December 31, 2020 and 2019, including the independent auditor’s report thereon and the notes related thereto, are filed as Exhibit 99.2 to this Current Report on Form 8-K and are incorporated herein by reference.

The unaudited interim consolidated financial statements of ExOne, as of September 30, 2021, and for the nine months ended September 30, 2021 and 2020, and the notes related thereto, are filed as Exhibit 99.3 to this Current Report on Form 8-K and are incorporated herein by reference.

(b)            Pro Forma Financial Information.

The pro forma financial information required by this item will be filed by amendment to this Current Report on Form 8-K within 71 calendar days after the date on which this Current Report is required to be filed.

(d)            Exhibits.

The exhibits listed in the following Exhibit Index are filed as part of this Report.

2

EXHIBIT INDEX

2.1

Agreement and Plan of Merger, dated as of August 11, 2021, by and among Desktop Metal, Inc., Texas Merger Sub I, Inc., Texas Merger Sub II, Inc., and The ExOne Company (incorporated by reference to Exhibit 2.1 of the Form 8-K/A of Desktop Metal Inc. filed with the SEC on August 12, 2021).

23.1	Consent of Schneider Downs & Co., Inc., independent registered public accounting firm for ExOne.

99.1	Press release, dated November 9, 2021.

99.2

Audited consolidated financial statements of The ExOne Company as of and for the years ended December 31, 2020 and 2019, including the independent auditor’s report thereon, and the notes related thereto (incorporated by reference to ExOne’s Annual Report on Form 10-K (Part II, Item 8 therein) filed on March 11, 2021).

99.3

Unaudited interim consolidated financial statements of The ExOne Company as of September 30, 2021, and for the nine months ended September 30, 2021 and 2020, and the notes related thereto (incorporated by reference to ExOne’s Quarterly Report on Form 10-Q (Part I, Item 1 therein) filed on November 12, 2021).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2021	DESKTOP METAL, INC.

	By:	/s/ Meg Broderick
	Name:	Meg Broderick
	Title:	General Counsel and Corporate Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference Desktop Metal, Inc.’s Registration Statement on Form S-8 (File No. 333-256722) of our report dated March 11, 2021, relating to the consolidated financial statements of The ExOne Company and Subsidiaries appearing in the entity’s Annual Report on Form 10-K for the year ended December 31, 2020.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

November 12, 2021

Exhibit 99.1

CONFIDENTIAL INFORMATION

Desktop Metal Completes Acquisition of ExOne,

Cementing Its Leadership in Additive Manufacturing for Mass Production

November 12, 2021

BOSTON – Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) today announced it has successfully completed its acquisition of The ExOne Company (NASDAQ: XONE) (“ExOne”) following approval by a majority of ExOne’s shareholders.

The acquisition reinforces Desktop Metal’s leadership in additive manufacturing (AM) for mass production. ExOne extends Desktop Metal’s product platforms with complementary solutions to create an unparalleled AM portfolio that offers industry-leading throughput, flexibility, and materials breadth, providing customers with a variety of options to address their specific application. Desktop Metal is committed to supporting ExOne’s existing customers around the world, as well as leveraging its global distribution network alongside ExOne’s direct sales force to provide businesses of all sizes with broader access to its AM 2.0 solutions and expanding materials library.

“This acquisition is a landmark moment for the additive manufacturing industry and creates an unmatched portfolio that strengthens Desktop Metal’s ability to accelerate the adoption of AM 2.0,” said Ric Fulop, Founder and CEO of Desktop Metal. “We are proud to welcome ExOne’s talented team to Desktop Metal and to move forward as one company focused on the mass production of end-use parts through AM. We’ve begun the process of careful integration with the goal of driving outsized growth for the combined company in the years to come. We believe Desktop Metal is uniquely positioned to provide the widest range of end-use applications, and we are excited about the value creation opportunity for our customers, partners, shareholders, and employees."

Under the terms of the agreement, ExOne shareholders received $8.50 in cash and $16.43 in shares of Desktop Metal common stock for each share of ExOne common stock, for a total purchase price of approximately $24.93 per share, representing a transaction value of $561.3 million, including ExOne cash and cash equivalents, based on the 20-day volume weighted average price (VWAP) of Desktop Metal common stock on November 9, 2021. Desktop Metal and ExOne notified NASDAQ of the completion of the acquisition and requested that NASDAQ file a notification of delisting with the Securities and Exchange Commission (“SEC”) on ExOne’s behalf. Desktop Metal expects that the delisting of ExOne’s common stock from the NASDAQ stock exchange will formally become effective by 5:30pm EST on November 12, 2021.

ExOne will continue to operate as a wholly owned subsidiary of Desktop Metal and will remain headquartered in North Huntingdon, Pennsylvania.

About Desktop Metal

Desktop Metal, Inc., based in Burlington, Massachusetts, is accelerating the transformation of manufacturing with an expansive portfolio of 3D printing solutions, from rapid prototyping to mass production. Founded in 2015 by leaders in advanced manufacturing, metallurgy, and robotics, the company is addressing the unmet challenges of speed, cost, and quality to make additive manufacturing an essential tool for engineers and manufacturers around the world. Desktop Metal was selected as one of the world’s 30 most promising Technology Pioneers by the World Economic Forum, named to MIT Technology Review’s list of 50 Smartest Companies, and the 2021 winner of Fast Company’s Innovation by Design Award in materials.

For more information, visit www.desktopmetal.com.

Forward-looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this press release, including statements regarding the anticipated benefits of the described transaction, the anticipated impact of the transaction on Desktop Metal’s future results of operations and financial position, the amount and timing of synergies from the proposed transaction, and other aspects of Desktop Metal’s operations or results, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this press release are only predictions. Desktop Metal has based these forward-looking statements on current information and management’s current expectations and beliefs. These forward-looking statements speak only as of the date of this press release and are subject to a number risks and uncertainties, including, without limitation, the following: the effect of the transaction on the ability of Desktop Metal to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom they do business; risks that the transaction disrupts current plans and operations; the successful integration of Desktop Metal’s and ExOne’s businesses and realization of synergies and benefits; the ability of Desktop Metal to implement business plans, forecasts and other expectations following the completion of the transaction; the risk that actual performance and financial results following completion of the transaction differ from projected performance and results; and business disruption following the transaction. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in or implied by the forward-looking statements in this proxy statement/prospectus of Desktop Metal’s business, financial condition, results of operations and prospects generally, please refer to Desktop Metal’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in the Form 8-K filed by Desktop Metal in connection with the closing of the transaction, the Form 10-Q filed with the SEC on August 11, 2021 and such other reports as Desktop Metal has filed or may file with the SEC from time to time. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, Desktop Metal will not update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.

Investor Relations:
Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

Media Relations:

Lynda McKinney

lyndamckinney@desktopmetal.com

(978) 224-1282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38835

DESKTOP METAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	83-2044042
(State of Other Jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)

63 3rd Avenue, Burlington, MA	01803
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (978) 224-1244

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically; every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.0405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Name Of Each Exchange
Title of Each Class	Trading Symbol(s)	On Which Registered
Common Stock, $0.0001 Par Value per Share	DM	New York Stock Exchange

As of November 12, 2021, there were 311,014,335 shares of the registrant’s common stock outstanding.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except share and per share amounts)

	September 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$131,676	$483,525
Short‑term investments	292,272	111,867
Accounts receivable	22,878	6,516
Inventory	32,730	9,708
Prepaid expenses and other current assets	7,250	976
Total current assets	486,806	612,592
Restricted cash	676	612
Property and equipment, net	23,782	12,160
Capitalized software, net	179	312
Goodwill	262,343	2,252
Intangible assets, net	180,129	9,102
Other noncurrent assets	17,679	4,879
Total Assets	$971,594	$641,909
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$16,985	$7,591
Customer deposits	2,876	1,480
Current portion of lease liability	2,677	868
Accrued expenses and other current liabilities	20,686	7,565
Deferred revenue	5,530	3,004
Current portion of long‑term debt, net of deferred financing costs	1,030	9,991
Total current liabilities	49,784	30,499
Long-term debt, net of current portion	680	—
Warrant liability	—	93,328
Contingent consideration, net of current portion	4,528	—
Lease liability, net of current portion	7,802	2,157
Deferred tax liability	7,881	—
Other noncurrent liabilities	1,417	—
Total liabilities	72,092	125,984
Commitments and Contingences (Note 16)
Stockholders’ Equity
Preferred Stock, $0.0001 par value—authorized, 50,000,000 shares; no shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	—	—
Common Stock, $0.0001 par value—500,000,000 shares authorized; 261,914,672 and 226,756,733 shares issued at September 30, 2021 and December 31, 2020, respectively, 261,567,100 and 224,626,597 shares outstanding at September 30, 2021 and December 31, 2020, respectively	26	23
Additional paid‑in capital	1,398,039	844,188
Accumulated deficit	(497,444)	(328,277)
Accumulated other comprehensive income (loss)	(1,119)	(9)
Total Stockholders’ Equity	899,502	515,925
Total Liabilities and Stockholders’ Equity	$971,594	$641,909

See notes to condensed consolidated financial statements

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenues
Products	$23,949	$1,888	$51,820	$6,113
Services	1,489	639	3,908	1,988
Total revenues	25,438	2,527	55,728	8,101
Cost of sales
Products	20,450	3,732	46,427	18,145
Services	1,033	1,096	3,561	3,365
Total cost of sales	21,483	4,828	49,988	21,510
Gross profit/(loss)	3,955	(2,301)	5,740	(13,409)
Operating expenses
Research and development	19,311	9,195	45,820	31,362
Sales and marketing	13,224	2,542	29,567	9,994
General and administrative	19,833	5,415	46,821	11,004
In-process research and development assets acquired	15,181	—	25,581	—
Total operating expenses	67,549	17,152	147,789	52,360
Loss from operations	(63,594)	(19,453)	(142,049)	(65,769)
Change in fair value of warrant liability	—	—	(56,576)	—
Interest expense	(12)	(98)	(137)	(253)
Interest and other (expense) income, net	(3,796)	94	(3,166)	995
Loss before income taxes	(67,402)	(19,457)	(201,928)	(65,027)
Income tax benefit	523	—	32,761	—
Net loss	$(66,879)	$(19,457)	$(169,167)	$(65,027)
Net loss per share—basic and diluted	$(0.26)	$(0.12)	$(0.67)	$(0.41)
Weighted average shares outstanding, basic and diluted	260,555,655	159,968,300	251,467,644	158,120,826

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Net loss	(66,879)	(19,457)	$(169,167)	$(65,027)
Other comprehensive (loss) income, net of taxes:
Unrealized gain (loss) on available-for-sale marketable securities, net	(7)	(43)	(11)	(70)
Foreign currency translation adjustment	(1,216)	—	(1,099)	—
Total comprehensive loss, net of taxes of $0	(68,102)	(19,500)	$(170,277)	$(65,097)

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

(in thousands, except share amounts)

	Three Months Ended September 30, 2021
					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
	Voting		Paid‑in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—July 1, 2021	259,545,731	$26	$1,387,779	$(430,565)	$104	$957,344
Exercise of Common Stock options	1,615,484	—	1,576	—	—	1,576
Vesting of restricted Common Stock	295,599	—	—	—	—	—
Vesting of restricted stock units	259,735	—	—	—	—	—
Net share settlement related to employee tax withholdings upon vesting of restricted stock units	(40,299)	—	(309)	—	—	(309)
Issuance of Common Stock for acquisitions	—	—	—	—	—	—
Issuance of common stock for acquired in-process research and development	—	—	—	—	—	—
Net share settlement related to employee tax withholdings upon vesting of restricted stock awards	(109,150)	—	(958)	—	—	(958)
Stock‑based compensation expense	—	—	9,951	—	—	9,951
Net loss	—	—	—	(66,879)	—	(66,879)
Other comprehensive income (loss)	—	—	—	—	(1,223)	(1,223)
BALANCE—September 30, 2021	261,567,100	$26	$1,398,039	$(497,444)	$(1,119)	$899,502

	Nine Months Ended September 30, 2021
					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
	Voting		Paid‑in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—January 1, 2021	224,626,597	$23	$844,188	$(328,277)	$(9)	$515,925
Exercise of Common Stock options	4,462,218	—	5,241	—	—	5,241
Vesting of restricted Common Stock	407,629	—	—	—	—	—
Vesting of restricted stock units	303,656	—	—	—	—	—
Net settlement of shares related to employee tax withholdings upon vesting of restricted stock units	(49,471)	—	(454)	—	—	(454)
Issuance of Common Stock for acquisitions	9,049,338	1	208,988	—	—	208,989
Issuance of common stock for acquired in-process research and development	334,370	—	4,300	—	—	4,300
Net share settlement related to employee tax withholdings upon vesting of restricted stock awards	(109,150)	—	(958)			(958)
Stock‑based compensation expense	—	—	16,167	—	—	16,167
Vesting of Trine Founder shares	1,850,938	—	—	—	—	—
Exercise of warrants	20,690,975	2	320,567	—	—	320,569
Net loss	—	—	—	(169,167)	—	(169,167)
Other comprehensive income (loss)	—	—	—	—	(1,110)	(1,110)
BALANCE—September 30, 2021	261,567,100	$26	$1,398,039	$(497,444)	$(1,119)	$899,502

	Three Months Ended September 30, 2020
							Accumulated
							Other
	Legacy Convertible		Common Stock		Additional		Comprehensive	Total
	Preferred Stock		Voting		Paid‑in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—July 1, 2020	100,038,109	$436,533	29,937,631	$3	$21,254	$(339,832)	$48	$(318,527)
Retroactive application of recapitalization (Note 1)	(100,038,109)	(436,533)	128,792,027	13	434,672	—	—	434,685
Adjusted balance, beginning of period	—	—	158,729,658	16	455,926	(339,832)	48	116,158
Exercise of Common Stock options	—	—	184,447	—	131	—	—	131
Vesting of restricted Common Stock	—	—	1,751,364	—	2	—	—	2
Stock‑based compensation expense	—	—	—	—	1,895	—	—	1,895
Common Stock warrants issued	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(19,457)	—	(19,457)
Other comprehensive income (loss)	—	—	—	—	—	—	(43)	(43)
BALANCE—September 30, 2020	—	$—	160,665,469	$16	$457,954	$(359,289)	$5	$98,686

	Nine Months Ended September 30, 2020
							Accumulated
							Other
	Legacy Convertible		Common Stock		Additional		Comprehensive	Total
	Preferred Stock		Voting		Paid‑in	Accumulated	(Loss)	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Equity
BALANCE—January 1, 2020	100,038,109	$436,533	26,813,113	$3	$16,722	$(294,262)	$75	$(277,462)
Retroactive application of recapitalization (Note 1)	(100,038,109)	(436,533)	128,100,821	13	436,520	—	—	436,533
Adjusted balance, beginning of period	—	—	154,913,934	16	453,242	(294,262)	75	159,071
Exercise of Common Stock options	—	—	499,256	—	267	—	—	267
Vesting of restricted Common Stock	—	—	5,252,279	—	6	—	—	6
Stock‑based compensation expense	—	—	—	—	4,228	—	—	4,228
Common Stock warrants issued	—	—	—	—	211	—	—	211
Net loss	—	—	—	—	—	(65,027)	—	(65,027)
Other comprehensive income (loss)	—	—	—	—	—	—	(70)	(70)
BALANCE—September 30, 2020	—	$—	160,665,469	$16	$457,954	$(359,289)	$5	$98,686

See notes to condensed consolidated financial statements.

DESKTOP METAL, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(169,167)	$(65,027)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,576	6,525
Stock‑based compensation	16,167	4,228
Change in fair value of warrant liability	56,576	—
Change in fair value of subscription agreement liability	2,920	—
Expense related to Common Stock warrants issued	—	43
Amortization (accretion) of discount on investments	2,189	34
Amortization of debt financing cost	9	14
Provision for bad debt	316	333
Acquired in-process research and development	25,581	—
(Gain) loss on disposal of property and equipment	19	10
Net increase in accrued interest related to marketable securities	(414)	162
Net unrealized loss on equity investment	1,880	—
Net unrealized gain on other investments	(639)	—
Deferred tax benefit	(32,761)	—
Change in fair value of contingent consideration	(166)	—
Changes in operating assets and liabilities:
Accounts receivable	(8,476)	2,881
Inventory	(11,067)	(1,958)
Prepaid expenses and other current assets	(3,096)	1,082
Other assets	(118)	—
Accounts payable	4,243	(5,800)
Accrued expenses and other current liabilities	(9,294)	430
Customer deposits	(1,298)	(547)
Deferred revenue	1,295	(1,094)
Change in right of use assets and lease liabilities, net	(340)	(243)
Other liabilities	6	—
Net cash used in operating activities	(110,059)	(58,927)
Cash flows from investing activities:
Purchases of property and equipment	(4,145)	(1,039)
Purchase of other investments	(3,620)	—
Purchase of equity investment	(20,000)	—
Purchase of marketable securities	(330,873)	(62,810)
Proceeds from sales and maturities of marketable securities	163,882	94,116
Cash paid to acquire in-process research and development	(21,220)	—
Cash paid for acquisitions, net of cash acquired	(191,146)	—
Net cash (used in) provided by investing activities	(407,122)	30,267
Cash flows from financing activities:
Proceeds from the exercise of stock options	5,241	255
Proceeds from the exercise of stock warrants	170,665	—
Payment of taxes related to net share settlement upon vesting of restricted stock units	(454)	—
Proceeds from PPP loan	—	5,379
Repayment of PPP loan	—	(5,379)
Repayment of term loan	(10,000)	—
Deferred financing costs paid	—	(400)
Net cash provided by (used in) financing activities	165,452	(145)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(351,729)	(28,805)
Effect of exchange rate changes	(56)	—
Cash and cash equivalents at beginning of period	483,525	66,161
Restricted cash at beginning of period	612	612

	Nine Months Ended September 30,
	2021	2020
Cash and cash equivalents at end of period	131,676	37,356
Restricted cash at end of period	676	612
Total cash, cash equivalents and restricted cash, end of period	$132,352	$37,968

Supplemental cash flow information:
Interest paid	$137	$253
Taxes paid	$150	$—

Non‑cash investing and financing activities:
Net unrealized loss on investments	$11	$—
Exercise of private placement warrants	$149,904	$—
Common Stock issued for acquisitions	$208,989	$—
Common Stock issued for acquisition of in-process research and development	$4,300	$—
Cash held back in acquisitions	$50	$—
Additions to right of use assets and lease liabilities	$891	$—
Purchase of property and equipment included in accounts payable	$77	$—
Purchase of property and equipment included in accrued expense	$33	$79
Contingent consideration in connection with acquisitions	$6,083	$—
Taxes related to net share settlement upon vesting of restricted stock awards in accrued expense	$958	$—
Forgiveness of PPP Loan	$3,376	$—

See notes to condensed consolidated financial statements.

1. ORGANIZATION, NATURE OF BUSINESS, AND RISK AND UNCERTAINTIES

Organization and Nature of Business

Desktop Metal, Inc. is a Delaware corporation headquartered in Burlington, Massachusetts. The company was founded in 2015 with the mission of accelerating the transformation of manufacturing with an expansive portfolio of 3D printing solutions focused on the production of end-use parts. The Company designs, produces and distributes additive manufacturing solutions comprising hardware, software, materials, parts, and services to businesses across a variety of end markets.

On December 9, 2020 (the “Closing Date”), Trine Acquisition Corp. (“Trine”) consummated the previously announced merger pursuant to the Agreement and Plan of Merger, dated August 26, 2020, by and among Trine, Desktop Metal, Inc. and Sparrow Merger Sub, Inc., pursuant to which Sparrow Merger Sub, Inc. merged with and into Desktop Metal, Inc., with Desktop Metal, Inc. becoming our wholly owned subsidiary (the “Business Combination”). Upon the closing of the Business Combination, Trine changed its name to Desktop Metal, Inc. and Desktop Metal, Inc. changed its name to Desktop Metal Operating, Inc.

Unless otherwise indicated or the context otherwise requires, references in this Quarterly Report on Form 10-Q to the “Company” and “Desktop Metal” refer to the consolidated operations of Desktop Metal, Inc. and its subsidiaries. References to “Trine” refer to the company prior to the consummation of the Business Combination and references to “Legacy Desktop Metal” refer to Desktop Metal Operating, Inc. prior to the consummation of the Business Combination.

Legacy Desktop Metal was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on Legacy Desktop Metal’s stockholders prior to the Business Combination having a majority of the voting power in the combined company, Legacy Desktop Metal having the ability to appoint a majority of the Board of Directors of the combined company, Legacy Desktop Metal’s existing management comprising the senior management of the combined company, Legacy Desktop Metal comprising the ongoing operations of the combined company, Legacy Desktop Metal being the larger entity based on historical revenues and business operations, and the combined company assuming Legacy Desktop Metal’s name. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Legacy Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine are stated at historical cost, with no goodwill or other intangible assets recorded.

While Trine was the legal acquirer in the Business Combination, because Legacy Desktop Metal was deemed the accounting acquirer, the historical financial statements of Legacy Desktop Metal became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of Legacy Desktop Metal prior to the Business Combination; (ii) the combined results of Trine and Legacy Desktop Metal following the close of the Business Combination; (iii) the assets and liabilities of Legacy Desktop Metal at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy Desktop Metal’s stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Desktop Metal convertible preferred stock and Legacy Desktop Metal common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio of 1.22122 established in the Business Combination. Legacy Desktop Metal’s convertible preferred stock previously classified as mezzanine was retroactively adjusted, converted into Common Stock, and reclassified to permanent as a result of the reverse recapitalization.

ExOne Business Combination

On November 12, 2021, the Company acquired The ExOne Company and its affiliates (“ExOne”) pursuant to an Agreement and Plan of Merger dated August 12, 2021. The acquisition of ExOne extends the Company’s product platforms with complementary solutions to create a comprehensive portfolio combining throughput, flexibility, and materials breadth while allowing customers to optimize production based on their specific application needs. The Company acquired all of ExOne’s outstanding common stock for an aggregate purchase price of $601.2 million, consisting of $191.4 paid in cash and 48,218,063 shares of Common Stock with a fair value of $409.8 million as of the close of business on the transaction date. The Company also granted 86,020 incentive stock options with a weighted-average exercise price of $4.47 to certain employees of ExOne in exchange for unvested ExOne stock options. The acquisition will be accounted for as a business combination using the acquisition method of accounting. The Company is currently finalizing the allocation of the purchase price and expects the purchase price to be allocated primarily to goodwill and intangible assets.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional funding, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology. The Company has financed its operations to date primarily with proceeds from the sale of preferred stock and the Business Combination. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations. Management believes that existing cash and investments as of September 30, 2021 will be sufficient to fund operating and capital expenditure requirements through at least twelve months from the date of issuance of these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the U.S Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to the rules and regulations of the SEC. The condensed consolidated financial statements include the Company’s accounts and those of its subsidiaries. In the opinion of the Company’s management, the financial information for the interim periods presented reflects all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows. The results reported in these condensed consolidated financial statements are not necessarily indicative of results that may be expected for the entire year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus (“COVID-19”) to be a pandemic. As of September 30, 2021, the impact of the COVID-19 pandemic continues to unfold and there has been uncertainty and disruption in the global economy and financial markets. The Company has considered the COVID-19 pandemic related impacts on its estimates, as appropriate, within its consolidated financial statements and there may be changes to those estimates in future periods.

The COVID-19 pandemic, as well as the response to mitigate the spread and effects of COVID-19, has impacted the Company and its customers, as well as the demand for its products and services. The impact of COVID-19 on the Company’s operational results in subsequent periods will largely depend on future developments, and cannot be accurately predicted. These developments may include, but are not limited to, new information concerning the severity of COVID-19, the degree of success of actions taken to contain or treat COVID-19 and the reactions by consumers, companies, governmental entities, and capital markets to such actions.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the financial statements in Part II, Item 8 of the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. See the below discussion of changes to the Company’s policies for foreign currency translation, products revenue and services revenue, warranty reserve, intangible assets, asset acquisitions, and contingent consideration, due to 2021 business combinations and asset acquisitions. There have been no other changes to the Company’s significant accounting policies during the first nine months of fiscal year 2021.

Foreign Currency Translation

The Company translates assets and liabilities of its foreign subsidiaries from their respective functional currencies to U.S. Dollars at the appropriate spot rates as of the balance sheet date. The functional currency of all wholly owned subsidiaries is U.S. Dollars, except for EnvisionTEC GmbH and Aerosint, for which it is Euros. The functional currency of the Company's operations outside the United States is generally the local currency of the country where the operations are located or U.S. Dollars. The results of operations are translated into U.S. Dollars at a monthly average rate, calculated using daily exchange rates.

Differences arising from the translation of opening balance sheets of these entities to the rate at the end of the fiscal period are recognized in accumulated other comprehensive (loss) income. The differences arising from the translation of foreign results at the average rate are also recognized in accumulated other comprehensive (loss) income. Such translation differences are recognized as income or expense in the period in which the Company disposes of the operations.

Transactions in foreign currencies are recorded at the rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All such differences are recorded in Interest and other income, net in the condensed consolidated statements of operations.

Products Revenue and Services Revenue

Products revenue include sales of the Company’s additive manufacturing systems, along with the sale of related accessories and consumables, as well as parts produced by the Company’s direct manufacturing solutions. Consumables are primarily comprised of materials, which are used by the 3D printers during the printing process to produce parts, as well as replacement parts for items consumed during system operations. Certain on-device software is embedded with the hardware and sold with the product bundle and is included within product revenue. Revenue from products is recognized upon transfer of control, which is generally at the point of shipment.

Services revenue consists of installation, training, and post-installation hardware and software support, various software solutions the Company offers to facilitate the operation of the Company’s products, and research and development services. The Company offers multiple software products, which are licensed through either a cloud-based solution and/or local software, depending on the product. For the cloud-based solution, which the customer does not have the right to take possession of, the Company provides an annual subscription for customer access which is renewable at expiration. The revenue from the cloud-based solution is recognized ratably over the annual term as the Company considers the services provided under the cloud-based solution to be a series of distinct performance obligations, as the Company provides continuous daily access to the cloud solution. For local software subscriptions, the Company recognizes revenue once the customer has been given access to the software.

Revenue under research and development service contracts is generally recognized over time where progress is measured in a manner that reflects the transfer of control of the promised goods or services to the customer. Depending on the facts and circumstances surrounding each research and development service contract, revenue is recognized over time using either an input measure (based on the entity’s direct costs incurred in an effort to satisfy the performance obligations) or an output measure (specifically units or parts delivered, based upon certain customer acceptance and delivery requirements).

For certain products, the Company offers customers an optional extended warranty beyond the initial warranty period. The optional extended warranty is accounted for as a service-type warranty. Extended warranty revenue is deferred and recognized on a straight-line basis over the service-type warranty period of the contract and the associated costs are recognized as incurred.

Revenue Recognition

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing services. The amount of consideration is typically a fixed price at the contract inception. Consideration from shipping and handling is recorded on a gross basis within product revenue.

The Company determines revenue recognition through the following steps:

●	Identification of the contract, or contracts, with a customer
●	Identification of the performance obligations in the contract
●	Determination of the transaction price
●	Allocation of the transaction price to the performance obligations in the contract
●	Recognition of revenue when, or as, the Company satisfies a performance obligation

Nature of Products and Services

The Company sells its products primarily through authorized resellers, independent sales agents, and its own sales force. Revenue from hardware, consumables, and produced parts is recognized upon transfer of control, which is generally at the point of shipment.

The Company’s post-installation support is primarily sold through one-year annual contracts and such revenue is recognized ratably over the term of the agreement. Service revenue from installation and training is recognized as performed.

The Company’s terms of sale generally provide payment terms that are customary in the countries where the Company transacts business. To reduce credit risk in connection with certain sales, the Company may, depending upon the circumstances, require significant deposits or payment in full prior to shipment.

Due to the short-term nature of the Company’s contracts, substantially all of the outstanding performance obligations are recognized within one year.

Shipping and handling activities that occur after control over a product has transferred to a customer are accounted for as fulfillment activities rather than performance obligations, as allowed under a practical expedient provided by ASC 606. The shipping and handling fees charged to customers are recognized as revenue and the related costs are included in cost of revenue at the point in time when ownership of the product is transferred to the customer. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

Significant Judgements

The Company enters into contracts with customers that can include various combinations of hardware products, software licenses, and services, which are distinct and accounted for as separate performance obligations. Products or services that are promised to a customer can be considered distinct if both of the following criteria are met: (i) the customer can benefit from the products or services either on its own or together with other readily available resources and (ii) the Company’s promise to transfer the products, software, or services to the customer is separately identifiable from other promises in the contract. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgement.

Judgement is required to determine the standalone selling price (“SSP”). The transaction price is allocated to each distinct performance obligation on a relative standalone selling price basis and revenue is recognized for each performance obligation when control has passed. In most cases, the Company is able to establish SSP based on historical transaction data of the observable prices of hardware products and consumables sold separately in comparable circumstances to similar customers, observable renewal rates for software and post-installation support, and the Company’s best estimate of the selling price at which the Company would have sold the product regularly on a stand-alone basis for training and installation. The Company reassesses the SSP on a periodic basis or when facts and circumstances change.

Grants

The Company recognizes grants or subsidies from governments and other organizations when there is reasonable assurance that the Company will comply with any conditions attached to the grant arrangement and the grant will be received. The Company evaluates the conditions of the grant as of each reporting period to ensure that the Company has reached reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant will be received as a result of meeting the necessary conditions. Grants are recognized in the consolidated statements of operations on a systematic basis over the periods in which the Company recognized the related costs for which the grant is intended to compensate. Specifically, when government grants are related to reimbursements for cost operating expenses, the grants are recognized as a reduction of the related expense in the consolidated statements of operations.

The Company records grant receivables in the consolidated balance sheets in prepaid expenses and other current assets or other non-current assets, depending on when the amounts are expected to be received from the government agency. Proceeds received from grants prior to expenditures being incurred are recorded as restricted cash as well as other current liabilities or other long-term liabilities, depending on when the Company expects to use the proceeds.

The Company classifies in the consolidated statements of cash flows grant proceeds received in advance of spending for qualified expenditures as a cash flow from financing activities, as the proceeds are used to assist in funding future expenditures. Grant proceeds received as reimbursements for operating expenditures previously incurred are classified in cash flows from operating activities.

Warranty Reserve

Substantially all of the Company’s hardware and software products are covered by a standard assurance warranty of one year within the United States and 13 months internationally, and estimated warranty obligations are recorded as an expense at the time of revenue recognition. In the event of a failure of hardware product or software covered by this warranty, the Company will repair or replace the software or hardware product. For certain products, the Company offers customers an optional extended warranty after the initial warranty period. The optional extended warranty is accounted for as a service-type warranty; therefore, costs are recognized as incurred and revenue is recognized over the service-type warranty period.

The Company’s warranty reserve reflects estimated material and labor costs for potential or actual product issues in its installed base for which the Company expects to incur an obligation. The Company periodically assesses the adequacy of the warranty reserve and adjusts the amount as necessary. If the data used to calculate the adequacy of the warranty reserve is not indicative of future requirements, additional or reduced warranty reserves may be required.

Substantially all of the Company’s produced parts are covered by standard warranties of one to five years, depending on the product. In the event a product does not meet the requested specifications or has a defect in materials or workmanship, the Company will remake or adjust the product at no additional cost within the specified warranty period. The Company’s produced parts warranty reserve is accounted for based on historical cost of rework.

Property and Equipment

Property and equipment is stated at cost. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in the determination of net income or loss.

Depreciation is expensed using the straight-line method over the estimated useful lives of the assets as follows:

Asset Classification	Useful Life
Equipment	2-20 years
Buildings	15 years
Automobiles	2-7 years
Furniture and fixtures	3-10 years
Computer equipment	3 years
Tooling	3 years
Software	2-3 years
Leasehold improvements	Shorter of asset’s useful life or remaining life of the lease

Intangible Assets

Intangible assets consist of identifiable intangible assets, including developed technology, trade names, and customer relationships, resulting from the Company’s acquisitions. The Company evaluates definite-lived intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If indicators of impairment are present, the Company then compares the estimated undiscounted cash flows that the specific asset is expected to generate to its carrying value. If such assets are impaired, the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. To date, there have been no impairments of intangible assets. Intangible assets are amortized over their useful life.

Asset Acquisitions

Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. No goodwill is recognized in an asset acquisition. Intangible assets that are acquired in an asset acquisition for use in research and development activities which have an alternative future use are capitalized as in-process research and development (“IPR&D”). Acquired IPR&D which has no alternative future use is recorded as research and development expense at acquisition.

Contingent Consideration

Contingent consideration represents potential future payments that the Company may be required to pay in the event negotiated milestones are met in connection with a business acquisition. Contingent consideration is recorded as a liability at the date of acquisition at fair value. The fair value of contingent consideration related to revenue metrics is estimated using a Monte Carlo simulation in a risk-neutral framework. Under this approach, the value of contingent consideration related to revenue metrics is calculated as the average present value of contingent consideration payments over all simulated paths. The fair value of contingent consideration related to technical developments is estimated using a scenario-based approach, which is a special case of the income approach that uses several possible future scenarios. Under this approach, the value of the technical milestone payment is calculated as the probability-weighted payment across all scenarios. Significant increases or decreases in any of the probabilities of success or changes in expected timelines for achievement of any of the revenue or technical milestones could result in a significantly higher or lower fair value of the contingent consideration liability. The fair value of the contingent consideration at each reporting date is updated by reflecting the changes in fair value reflected within research and development expenses in the Company’s condensed consolidated statements of operations.

Recently Issued Accounting Standards

Recently Adopted Accounting Guidance

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in Accounting Standards Codification 740, Income Taxes. It also clarifies certain aspects of the existing guidance to promote more consistent application. This standard is effective for calendar-year public business entities in 2021 and interim periods within that year, and early adoption is permitted. The Company adopted the ASU as of January 1, 2021, which did not have a material effect on the Company’s condensed consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates the performance of Step 2 from the goodwill impairment test. In performing its annual or interim impairment testing, an entity will instead compare the fair value of the reporting unit with its carrying amount and recognize any impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities

Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact of these changes on the condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses. This ASU added a new impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The CECL model applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a low risk of loss. As a smaller reporting company pursuant to Rule 12b-2 of the Securities Exchange Act of 1934, as amended, these changes become effective for the Company on January 1, 2022. The Company is currently evaluating the potential impact of these changes on the condensed consolidated financial statements.

3. ACQUISITIONS

2021 Acquisitions

Acquisition of EnvisionTEC

On February 16, 2021, the Company acquired EnvisionTEC, Inc. and its subsidiaries (“EnvisionTEC”) pursuant to a Purchase Agreement and Plan of Merger dated January 15, 2021. This acquisition adds a comprehensive portfolio in additive manufacturing across metals, polymers and composites and grow distribution channels both in quantity and through the addition of a vertically-focused channel. The Company paid consideration of $143.8 million in cash and issued 5,036,142 shares of the Company’s Common Stock with a fair value of $159.8 million as of the close of business on the transaction date.

The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on the Company’s preliminary estimates of their fair values on the acquisition date. The fair values assigned to EnvisionTEC’s tangible and intangible assets and liabilities assumed, and the related deferred tax assets and liabilities, are considered preliminary and are based on the information available at the date of the acquisition.

The acquisition date fair value of the consideration transferred is as follows (in thousands):

Total Acquisition Date Fair Value
Cash consideration	$143,788
Equity consideration	159,847
Total consideration transferred	$303,635

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed (in thousands):

At February 16, 2021
Assets acquired:
Cash and cash equivalents	$859
Restricted cash	5,004
Accounts receivable	2,982
Inventory	8,852
Prepaid expenses and other current assets	1,081
Restricted cash - noncurrent	285
Property and equipment	1,440
Intangible assets	137,300
Other noncurrent assets	1,801
Total assets acquired	$159,604
Liabilities assumed:
Accounts payable	$1,443
Customer deposits	2,461
Current portion of lease liability	605
Accrued expenses and other current liabilities	13,711
Liability for income taxes	480
Deferred revenue	300
Current portion of long-term debt	898
Long-term debt	285
Deferred tax liability	32,966
Lease liability, net of current portion	1,189
Total liabilities assumed	$54,338
Net assets acquired	$105,266

Goodwill	$198,369
Total net assets acquired	$303,635

The estimated useful lives of the identifiable intangible assets acquired is as follows:

	Gross Value	Estimated Life
Acquired technology	$77,800	7 – 12 years
Trade name	8,600	13 years
Customer relationships	50,900	10 years
Total intangible assets	$137,300

The goodwill resulting from the purchase price allocation is attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergistic benefits of expanding the combined companies’ target markets both geographically and across industries. $36.6 million of the goodwill recognized is deductible for income tax purposes. The Company incurred $4.8 million of acquisition-related and other transactional charges related to this acquisition, which are included in general and administrative expenses in the condensed consolidated statements of operations.

EnvisionTEC’s results are included in the Company’s consolidated results for the period from February 16, 2021 to September 30, 2021. For this period, EnvisionTEC’s net revenues were approximately $24.2 million and net loss was approximately $8.2 million.

Acquisition of Adaptive 3D

On May 7, 2021, the Company acquired Adaptive 3D Holdings, Inc. and its affiliates (“Adaptive 3D”) pursuant to a Purchase Agreement and Plan of Merger dated as of May 7, 2021. This acquisition expands the Company’s materials library to include photopolymer elastomers. The total purchase price is $61.8 million, consisting of $24.1 million paid in cash and 3,133,276 shares of the Company’s Common Stock with a fair value of $37.7 million as of the close of business on the transaction date.

The acquisition is accounted for as a business combination using the acquisition method of accounting. The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on the Company’s preliminary estimates of their fair values on the acquisition date. The fair values assigned to Adaptive 3D’s tangible and intangible assets and liabilities assumed, and the related deferred tax assets and liabilities, are considered preliminary and are based on the information available at the date of the acquisition.

The acquisition date fair value of the consideration transferred is as follows (in thousands):

Total Acquisition Date Fair Value
Cash consideration	$24,083
Equity consideration	37,693
Total consideration transferred	$61,776

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed (in thousands):

At May 7, 2021
Assets acquired:
Cash and cash equivalents	$2,852
Restricted cash	4,046
Accounts receivable	504
Inventory	305
Prepaid expenses and other current assets	462
Property and equipment	558
Intangible assets	27,300
Other noncurrent assets	654
Total assets acquired	$36,681
Liabilities assumed:
Accounts payable	$280
Customer deposits
Current portion of lease liability	151
Accrued expenses and other current liabilities	4,146
PPP loan payable	311
Deferred revenue	12
Lease liability, net of current portion	502
Deferred tax liability	4,768
Total liabilities assumed	$10,170
Net assets acquired	$26,511

Goodwill	$35,265
Total net assets acquired	$61,776

The estimated useful lives of the identifiable intangible assets acquired is as follows:

	Gross Value	Estimated Life
Acquired technology	$27,000	14 years
Trade name	300	5 years
Total intangible assets	$27,300

The goodwill resulting from the purchase price allocation is attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergistic benefits of expanding the combined companies’ target markets both geographically and across industries. The goodwill recognized is not deductible for income tax purposes. The Company incurred $0.3 million of acquisition-related and other transactional charges related to this acquisition, which are included in general and administrative expenses in the condensed consolidated statements of operations.

Adaptive 3D’s results are included in the Company’s consolidated results for the period from May 7, 2021 to September 30, 2021. For this period, Adaptive 3D’s revenues were approximately $0.6 million, and its net loss was approximately $2.8 million.

Acquisition of Aerosint

On June 24, 2021, the Company entered into a Share Purchase Agreement with DM Belgium BV/SRL, Aerosint SA, the sellers named therein and representatives of such sellers (collectively “Aerosint”), pursuant to which the Company acquired all outstanding securities of Aerosint. Through this acquisition, the Company expands its portfolio of technologies with the addition of multi-material printing capabilities. The total purchase price is $23.8 million, consisting of $6.2 million paid in cash, 879,922 shares of the Company’s Common Stock with a fair value of $11.5 million as of the close of business on the transaction date, and contingent consideration with a fair value of $6.1 million as of the acquisition date. The Company may be required to pay this contingent consideration based on the achievement of revenue metrics and technical milestones over the three-year period following the transaction date.

The acquisition is accounted for as a business combination using the acquisition method of accounting. The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on the Company’s preliminary estimates of their fair values on the acquisition date. The fair values assigned to Aerosint’s tangible and intangible assets and liabilities assumed, and the related deferred tax assets and liabilities, are considered preliminary and are based on the information available at the date of the acquisition. The Company is in the process of finalizing its purchase price allocation, and the tax basis of the assets and liabilities acquired. This may result in potential adjustments to the carrying value of the respective recorded assets and liabilities, establishment of certain intangible assets, revisions of useful lives of intangible assets, establishment of potential acquisition contingencies, and the determination of any residual amount that will be allocated to goodwill. Adjustments that impact the deferred tax liability recorded in the business combination could result in an increase or decrease in the Company’s recorded valuation allowance that will be recognized in the accompanying statement of operations.

The Aerosint Acquisition included contingent consideration related to revenue metrics and technical milestones, of which $1.4 million is expected to be paid out over the next twelve months and is therefore classified as a current liability. The Company will pay up to $5.5 million of contingent consideration based on stated revenue metrics, which had a fair value of $4.6 million as of the date of acquisition, and a fair value of $4.5 million as of September 30, 2021. If Aerosint reaches certain product mass production technical milestones, the Company will pay out a maximum of $2.0 million in contingent consideration, which had a fair value of $1.5 million as of the date of acquisition, and a fair value of $1.4 million as of September 30, 2021. As of the date of acquisition, the fair value of the short-term liability was $1.4 million, and the long-term liability was $4.7 million, which the Company recorded in accrued expenses and other current liabilities and contingent consideration, net of current portion, on the condensed consolidated balance sheets. As of September 30, 2021, $1.4 million of contingent consideration is recorded in accrued expenses and other current liabilities and $4.5 million is recorded in contingent consideration, net of current portion, in the condensed consolidated balance sheets.

The acquisition date fair value of the consideration transferred is as follows (in thousands):

Total Acquisition Date Fair Value
Cash consideration	$6,220
Equity consideration	11,448
Contingent consideration	6,083
Total consideration transferred	$23,751

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed (in thousands):

At June 24, 2021
Assets acquired:
Cash and cash equivalents	$419
Accounts receivable	34
Inventory	166
Prepaid expenses and other current assets	697
Property and equipment	369
Intangible assets	11,726
Other noncurrent assets	336
Total assets acquired	$13,747
Liabilities assumed:
Accounts payable	$58
Customer deposits	283
Current portion of lease liability	100
Accrued expenses and other current liabilities	169
Deferred revenue	810
Lease liability, net of current portion	226
Deferred tax liability	2,931
Total liabilities assumed	$4,577
Net assets acquired	$9,170

Goodwill	$14,581
Total net assets acquired	$23,751

The estimated useful lives of the identifiable intangible assets acquired is as follows:

	Gross Value	Estimated Life
Acquired technology	$11,547	11.5 years
Trade name	179	4.5 years
Total intangible assets	$11,726

The goodwill resulting from the purchase price allocation is attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergistic benefits of expanding the combined companies’ target markets both geographically and across industries. The goodwill recognized is not deductible for income tax purposes. The Company incurred $0.9 million of acquisition-related and other transactional charges related to this acquisition, which are included in general and administrative expenses in the condensed consolidated statements of operations.

Aerosint’s results are included in the Company’s consolidated results for the period from June 24, 2021 to September 30, 2021. For this period, Aerosint’s revenues were immaterial and net loss was $0.2 million.

Acquisition of Dental Arts Labs

On July 30, 2021, the Company acquired Dental Arts Laboratories, Inc., (“Dental Arts Labs”) pursuant to a Stock Purchase Agreement of the same date, expanding its portfolio in additive manufacturing within the healthcare and dental industry. The purchase price was $26.3 million paid in cash. The Company also issued 1,190,468 restricted stock units with a grant date fair value of $11.0 million, which are subject to a four-year vesting period and continuing employment. The Company will recognize compensation expense for these restricted stock units over the vesting period.

The acquisition is accounted for as a business combination using the acquisition method of accounting. The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on the Company’s preliminary estimates of their fair values on the acquisition date. The fair values assigned to Dental Arts Labs’ tangible and intangible assets and liabilities assumed, and the related deferred tax assets and liabilities, are considered preliminary and are based on the information available at the date of the acquisition. The Company is in the process of finalizing its purchase price allocation, and the tax basis of the assets and liabilities acquired. This may result in potential adjustments to the carrying value of the respective recorded assets and liabilities, establishment of certain intangible assets, revisions of useful lives of intangible assets, establishment of potential acquisition contingencies, and the determination of any residual amount that will be allocated to goodwill. Adjustments that impact the deferred tax liability recorded in the business combination could result in an increase or decrease in the Company’s recorded valuation allowance that will be recognized in the accompanying statement of operations.

The acquisition date fair value of the consideration transferred is as follows (in thousands):

Total Acquisition Date Fair Value
Cash consideration	$26,292
Total consideration transferred	$26,292

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed (in thousands):

At July 30, 2021
Assets acquired:
Cash and cash equivalents	$858
Accounts receivable	3,707
Inventory	2,438
Prepaid expenses and other current assets	3,853
Property and equipment	8,643
Intangible assets	5,000
Other noncurrent assets	4,636
Total assets acquired	$29,135
Liabilities assumed:
Accounts payable	$1,949
Current portion of lease liability	535
Accrued expenses and other current liabilities	1,795
Current portion of long‑term debt	3,888
Long‑term debt	3
Lease liability, net of current portion	3,762
Total liabilities assumed	$11,932
Net assets acquired	$17,203

Goodwill	$9,089
Total net assets acquired	$26,292

The estimated useful lives of the identifiable intangible assets acquired is as follows:

	Gross Value	Estimated Life
Trade name	$1,300	9.5 years
Customer relationships	3,700	10.5 years
Total intangible assets	$5,000

The goodwill resulting from the purchase price allocation is attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergistic benefits of expanding the combined companies’ target markets both geographically and across industries. The goodwill recognized is deductible for income tax purposes. The Company incurred $0.6 million of acquisition-related and other transactional charges related to this acquisition, which are included in general and administrative expenses in the condensed consolidated statements of operations.

Dental Arts Labs’ results are included in the Company’s consolidated results for the period from July 30, 2021 to September 30, 2021. For this period, Dental Arts Labs’ revenues were $5.6 million and net loss was $0.4 million.

Acquisition of A.I.D.R.O.

On September 7, 2021, the Company purchased the entire corporate capital of A.I.D.R.O. Srl (“A.I.D.R.O.”) pursuant to a Stock Purchase Agreement dated July 2, 2021. This acquisition expands the Company’s parts production capabilities and application expertise in the hydraulics industry. The purchase price for the A.I.D.R.O. acquisition was $5.6 million paid in cash, of which $4.8 million was paid at closing and the remaining $0.8 million was deposited to an escrow account subsequent to September 30, 2021. The Company also issued 364,050 restricted stock units with a grant date fair value of $3.2 million, which are subject to a four-year vesting period and continuing employment. The Company will recognize compensation expense for these restricted stock units over the vesting period.

The acquisition is accounted for as a business combination using the acquisition method of accounting. The total purchase price was allocated to the identifiable assets acquired and liabilities assumed based on the Company’s preliminary estimates of their fair values on the acquisition date. The fair values assigned to A.I.D.R.O.’s tangible and intangible assets and liabilities assumed, and the related deferred tax assets and liabilities, are considered preliminary and are based on the information available at the date of the acquisition. The Company is in the process of finalizing its purchase price allocation, and the tax basis of the assets and liabilities acquired. This may result in potential adjustments to the carrying value of the respective recorded assets and liabilities, establishment of certain intangible assets, revisions of useful lives of intangible assets, establishment of potential acquisition contingencies, and the determination of any residual amount that will be allocated to goodwill. Adjustments that impact the deferred tax liability recorded in the business combination could result in an increase or decrease in the Company’s recorded valuation allowance that will be recognized in the accompanying statement of operations.

The acquisition date fair value of the consideration transferred is as follows (in thousands):

Total Acquisition Date Fair Value
Cash consideration	$5,649
Total consideration transferred	$5,649

The following table summarizes the preliminary allocation of the purchase price to the estimated fair values of assets acquired and liabilities assumed (in thousands):

At September 7, 2021
Assets acquired:
Cash and cash equivalents	$855
Accounts receivable	966
Inventory	906
Prepaid expenses and other current assets	412
Property and equipment	691
Intangible assets	1,080
Other noncurrent assets	1,100
Total assets acquired	$6,010
Liabilities assumed:
Accounts payable	$1,307
Current portion of lease liability	72
Accrued expenses and other current liabilities	508
Current portion of long-term debt, net of deferred financing costs	138
Long‑term debt	764
Lease liability, net of current portion	750
Deferred tax liability	75
Other noncurrent liabilities	228
Total liabilities assumed	$3,842
Net assets acquired	$2,168

Goodwill	$3,481
Total net assets acquired	$5,649

The estimated useful lives of the identifiable intangible assets acquired is as follows:

	Gross Value	Estimated Life
Trade name	142	4 years
Customer Relationships	938	15 years
Total intangible assets	$1,080

The goodwill resulting from the purchase price allocation is attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergistic benefits of expanding the combined companies’ target markets both geographically and across industries. The goodwill recognized is not deductible for income tax purposes. The Company incurred $0.4 million of acquisition-related and other transactional charges related to this acquisition, which are included in general and administrative expenses in the condensed consolidated statements of operations.

A.I.D.R.O.’s results are included in the Company’s consolidated results for the period from September 7, 2021 to September 30, 2021. For this period, A.I.D.R.O.’s revenues were $0.4 million and net income was immaterial.

Pro Forma Information

The following pro forma financial information is based on the historical financial statements of the Company and presents the Company’s results as if the acquisitions of EnvisionTEC, Adaptive 3D, Aerosint, Dental Arts Labs, and A.I.D.R.O. had occurred on January 1, 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net revenues	$84,030	$66,485
Net income (loss)	$(174,362)	$(74,476)

The pro forma financial information was computed by combining the historical financial information of the Company and EnvisionTEC, Adaptive 3D, Aerosint, Dental Arts Labs, and A.I.D.R.O. along with the effects of the acquisition method of accounting for business combinations as though the companies were combined on January 1, 2020. The pro forma information does not reflect the potential benefits of cost and funding synergies, opportunities to earn additional revenues, or other factors, and therefore does not represent what the actual net revenues and net loss would have been had the companies been combined as of this date.

2021 Asset Acquisitions

Acquisition of Beacon Bio

On June 10, 2021, the Company acquired Beacon Bio, Inc. (“Beacon Bio”) pursuant to a Stock Purchase Agreement. The purchase price consisted of cash consideration of $6.1 million, including transaction costs of $0.2 million, and 334,370 shares of Common Stock with a fair value of $4.3 million as of the close of business on the transaction date. The cash consideration includes a simple agreement for future equity investment of $1.0 million made by the Company in advance of the acquisition that was settled in the acquisition. Beacon Bio is engaged in research and development of PhonoGraft technology. The Company concluded the arrangement did not result in the acquisition of a business, as substantially all of the fair value of the gross assets acquired was concentrated in in-process research and development for which there was no alternative future use. Therefore, the Company accounted for the arrangement as an asset acquisition. In connection with the acquisition, the Company issued additional restricted stock units to retain research and development employees and contractors of Beacon Bio through the expected term to complete the development, which vest over a service period of 3 years and are accounted for as post-combination expense.

The acquired in-process research and development asset consists of a license to commercialize the PhonoGraft technology. Due to the stage of development of this license at the date of the acquisition, significant research, development, and risk remained, and it was not yet probable that there was future economic benefit from this asset. Absent successful clinical results and regulatory approval for this asset, there was no alternative future use associated with this asset. Accordingly, the value of the asset was expensed in the condensed consolidated statements of operations and no deferred tax liability has been recorded.

Acquisition of Meta Additive

On September 9, 2021, the Company acquired Meta Additive Ltd (“Meta Additive”), pursuant to a Stock Purchase Agreement of the same date. Meta Additive is engaged in research and development of binder jet printing. The purchase price consisted of cash consideration of $15.2 million, including transaction costs of $0.2 million. The Company concluded the arrangement did not result in the acquisition of a business, as substantially all of the fair value of the gross assets acquired was concentrated in in-process research and development for which there was no alternative future use. The Company accounted for the arrangement as an asset acquisition. In connection with the acquisition, the Company issued 1,101,592 restricted stock units with a fair value of $9.0 million as of the acquisition date to retain key employees of Meta Additive through the expected term to complete the development, which vest over a service period of 4 years and are accounted for as post-combination expense.

The acquired in-process research and development asset consists of the development of novel functional binders to provide advanced additive manufacturing solutions. Due to the stage of development of this technology at the date of the acquisition, significant research, development, and risk remained, and it was not yet probable that there was future economic benefit from this asset. Absent successful commercialization of this asset, there was no associated alternative future use. Accordingly, the value of the assets was expensed in the condensed consolidated statements of operations and no deferred tax liability has been recorded.

2020 Acquisition

Business Combination

On December 9, 2020, the Company and Trine consummated the Business Combination, with Legacy Desktop Metal surviving the merger as a wholly-owned subsidiary of Trine. Upon the consummation of the Business Combination, each share of Legacy Desktop Metal capital stock issued and outstanding was converted into the right to receive 1.22122 shares (the “Exchange Ratio”) of the Company’s common stock (the “Per Share Merger Consideration”).

Upon the closing of the Business Combination, Trine’s certificate of incorporation was amended and restated to, among other things, increase the total number of authorized shares of all classes of capital stock to 550,000,000 shares, of which 500,000,000 shares were designated common stock; $0.0001 par value per share, and of which 50,000,000 shares were designated preferred stock, $0.0001 par value per share.

In connection with the execution of the definitive agreement for the Business Combination, Trine entered into separate subscription agreements (each, a “Trine Subscription Agreement”) with a number of investors (each, a “Subscriber”), pursuant to which the Subscribers agreed to purchase, and Trine agreed to sell to the Subscribers, an aggregate of 27,497,500 shares of the Company’s Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $275 million, in a private placement pursuant to the Trine Subscription Agreements (the “PIPE financing”). The PIPE financing closed simultaneously with the consummation of the Business Combination.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Trine was treated as the “acquired” company for financial reporting purposes. See Note 1 “Organization and Nature of Business” for further details. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Desktop Metal issuing stock for the net assets of Trine, accompanied by a recapitalization. The net assets of Trine are stated at historical cost, with no goodwill or other intangible assets recorded.

Prior to the Business Combination, Legacy Desktop Metal and Trine filed separate standalone federal, state and local income tax returns. As a result of the Business Combination, structured as a reverse recapitalization for tax purposes, Desktop Metal, Inc. (f/k/a Trine Acquisition Corp.), became the parent of the consolidated filing group, with Desktop Metal Operating, Inc. (f/k/a Desktop Metal, Inc.) as a subsidiary.

The following table reconciles the elements of the Business Combination to the consolidated statement of cash flows and the consolidated statement of changes in equity for the year ended December 31, 2020:

Recapitalization
Cash – Trine's trust and cash (net of redemptions)	$305,084,695
Cash – PIPE financing	274,975,000
Less: transaction costs and advisory fees paid	(45,463,074)
Net proceeds from reverse recapitalization	534,596,621
Plus: non-cash net liabilities assumed[1]	(152,394,714)
Less: accrued transaction costs and advisory fees	(1,900,793)
Net contributions from reverse recapitalization	$380,301,114

(1)Includes $149.7 million of non-cash warrant liability assumed.

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Number of Shares
Common stock, outstanding prior to Business Combination	30,015,000
Less: redemption of Trine shares	(26,049)
Common stock of Trine	29,988,951
Trine Founder Shares	5,552,812
Trine Director Shares	100,000
Shares issued in PIPE financing	27,497,500
Business Combination and PIPE financing shares	63,139,263
Legacy Desktop Metal shares (1)	161,487,334
Total shares of common stock immediately after Business Combination	224,626,597

(1) The number of Legacy Desktop Metal shares was determined from the shares of Legacy Desktop Metal shares outstanding immediately prior to the closing of the Business Combination converted at the Exchange Ratio of 1.22122. All fractional shares were rounded down.

In connection with the Business Combination, 7,403,750 Trine Founder Shares were issued. Pursuant to the Business Combination agreement, 75% of the Founder shares, or 5,552,812 shares, vested at the close of the Business Combination, with the remaining 25%, or 1,850,938 shares, vesting if the Company trades at $12.50 per share or higher for any 20 trading days within a 30-day window by the fifth anniversary of the Business Combination. The vesting criteria was met on January 8, 2021.

4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The Company’s cash equivalents and short-term investments are invested in the following (in thousands):

September 30, 2021	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Money market funds	$126,086	$—	$—	$126,086
Total cash equivalents	126,086	—	—	126,086
Commercial paper	128,825	—	—	128,825
Corporate bonds	86,913	—	(14)	86,899
Government bonds	36,524	—	(4)	36,520
Asset-backed securities	24,830	1	(3)	24,828
Total short-term investments	277,092	1	(21)	277,072
Total cash equivalents and short-term investments	$403,178	$1	$(21)	$403,158

December 31, 2020	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Commercial paper	$75,374	$—	$—	$75,374
Money market funds	407,512	—	—	407,512
Total cash equivalents	482,886	—	—	482,886
U.S. Treasury securities	19,995	2	—	19,997
Commercial paper	43,911	—	—	43,911
Corporate bonds	47,970	—	(11)	47,959
Total short-term investments	111,876	2	(11)	111,867
Total cash equivalents and short-term investments	$594,762	$2	$(11)	$594,753

In September 2021, the Company made a $20.0 million equity investment in Shapeways Holdings, Inc. (“Shapeways”). The Company records this investment at fair value. The Company recorded an unrealized loss due to the change in fair value of the Shapeways stock of $1.9 million during the three and nine months ended September 30, 2021, in interest and other (expense) income, net in the condensed consolidated statements of operations.

5. FAIR VALUE MEASUREMENTS

The Company uses the following three-tier fair value hierarchy, which prioritizes the inputs used in measuring the fair values for certain of its assets and liabilities:

Level 1 is based on observable inputs, such as quoted prices in active markets;

Level 2 is based on inputs other than the quoted prices in active markets that are observable either directly or indirectly; and

Level 3 is based on unobservable inputs in which there is little or no market data, which requires the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Items measured at fair value on a recurring basis include money market funds.

The following fair value hierarchy table presents information about the Company’s financial assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs the Company utilized to determine such fair value (in thousands):

	September 30, 2021
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Items	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Money market funds	$126,086	$—	$—	$126,086
Commercial paper	—	128,825	—	128,825
Corporate bonds	—	86,899	—	86,899
Government bonds	—	36,520	—	36,520
Asset-backed securities	—	24,828	—	24,828
Equity securities	—	—	15,200	15,200
Company-owned life insurance cash surrender value	—	330	—	330
Other investments	—	—	7,259	7,259
Total assets	$126,086	$277,402	$22,459	$425,947
Liabilities:
Contingent consideration	$—	$—	$5,917	$5,917
Total liabilities	$—	$—	$5,917	$5,917

	December 31, 2020
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Items	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets:
Money market funds	$407,512	$—	$—	$407,512
Commercial paper	—	119,285	—	119,285
Corporate bonds	—	47,959	—	47,959
U.S. Treasury securities	19,997	—	—	19,997
Other investments	—	—	3,000	3,000
Total assets	$427,509	$167,244	$3,000	$597,753
Liabilities:
Private Placement Warrants	$—	$—	$93,328	$93,328
Total liabilities	$—	$—	$93,328	$93,328

The Company has determined that the estimated fair value of its corporate bonds and commercial paper are reported as Level 2 financial assets as they are based on model-driven valuations in which all significant inputs are observable, or can be derived from or corroborated by observable market data for substantially the full term of the asset.

The fair value of the equity investment includes market price and management assumptions around the discount for the lack or marketability due to security specific characteristics. During the three and nine months ended September 30, 2021, the Company recorded an unrealized loss on the equity investment of $1.9 million in interest and other (expense) income, net in the condensed consolidated statements of operations.

Other investments consist of investments in private companies via convertible debt instruments, which are reported as a Level 3 financial asset because the methodology used to develop the estimated fair values includes significant unobservable inputs reflecting management’s own assumptions. Assumptions used in fair valuing convertible debt instruments include the rights and obligations of the notes the Company holds as well as the probability of a qualified financing event, acquisition, or change in control. During the three and nine months ended September 30, 2021, the Company recognized gains on convertible debt instruments of $0.1 million and $0.6 million, respectively, in interest and other (expense) income, net in the condensed consolidated statements of operations.

Company-owned life insurance contracts are recorded at their cash surrender value, which approximates fair value. These assets are measured using Level 2 inputs, based on the underlying assets of the insurance policies.

The fair value of the Private Placement Warrants is estimated using the Black-Scholes option pricing model and is classified as a Level 3 financial instrument. The significant assumptions used in the model were the Company’s stock price, exercise price, expected term, volatility, interest rate, and dividend yield. During the three and nine months ended September 30, 2021, the Company recognized no gain and a gain of $56.6 million on the Private Placement Warrants. The Private Placement Warrants were all exercised as of March 2, 2021.

The contingent consideration liability was valued using a Monte Carlo simulation in a risk-neutral framework as well as a scenario based approach (both special cases of the income approach), based on key inputs that are not all observable in the market and is classified as a Level 3 liability. The Company assess the fair value of the contingent consideration liability at each reporting period, with any subsequent changes to the fair value of the liability reflected in the condensed consolidated statement of operations until the liability is settled. During the three and nine months ended September 30, 2021, the Company recognized a change in fair value of contingent consideration of $0.2 million in both periods.

There were no transfers between fair value measure levels during the nine months ended September 30, 2021 and 2020. The following table presents information about the Company’s movement in Level 3 assets measured at fair value (in thousands):

	Nine Months Ended September 30,
	2021	2020
Balance at beginning of period	$3,000	$—
Additions	23,620	—
Changes in fair value	(4,161)	—
Balance at end of period	$22,459	$—

The following table presents information about the Company’s movement in Level 3 liabilities measured at fair value (in thousands):

	Nine Months Ended September 30,
	2021	2020
Balance at beginning of period	$93,328	$—
Additions	6,558	—
Changes in fair value	59,022	—
Foreign currency translation	(167)
Exercise of private placement warrants	(149,904)	—
Disposals	(2,920)
Balance at end of period	$5,917	$—

In June 2021, the Company entered into a subscription agreement to purchase the equity investment in Shapeways, which resulted in an initial subscription agreement liability of $0.5 million. During the three months ended September 30, 2021, the Company recognized an additional loss in fair value of $2.4 million related to the subscription agreement liability, which was derecognized in September 2021 upon the purchase of the equity investment in Shapeways in September 2021.

6. ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows (in thousands):

	September 30,	December 31,
	2021	2020
Trade receivables	$23,257	$7,016
Allowance for doubtful accounts	(379)	(500)
Total accounts receivable	$22,878	$6,516

The following table summarizes activity in the allowance for doubtful accounts (in thousands):

	September 30,	December 31,
	2021	2020
Balance at beginning of period	$500	$199
Provision for uncollectible accounts	(316)	377
Uncollectible accounts written off	195	(76)
Balance at end of period	$379	$500

7. INVENTORY

Inventory consists of the following (in thousands):

	September 30,	December 31,
	2021	2020
Raw materials	$9,208	$—
Work in process	5,124	2,896
Finished goods	18,398	6,812
Total inventory	$32,730	$9,708

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of the following (in thousands):

	September 30,	December 31,
	2021	2020
Prepaid operating expenses	2,388	68
Prepaid dues and subscriptions	1,360	189
Prepaid insurance	943	121
Prepaid taxes	827	—
Government grants receivable	493	—
Escrow deposits	311	—
Prepaid rent	176	118
Deferred cost of goods sold	—	454
Other	752	26
Total prepaid expenses and other current assets	$7,250	$976

9. PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following (in thousands):

	September 30,	December 31,
	2021	2020
Equipment	$22,061	$13,708
Land and buildings	3,515	—
Automobiles	840	—
Furniture and fixtures	1,399	895
Computer equipment	1,257	1,089
Tooling	1,938	1,805
Software	1,532	1,249
Leasehold improvements	15,026	13,870
Construction in process	1,916	879
Property and equipment, gross	49,484	33,495
Less: accumulated depreciation	(25,702)	(21,335)
Total property and equipment, net	$23,782	$12,160

Depreciation and amortization expense was $1.6 million and $4.4 million for the three and nine months ended September 30, 2021, respectively. Depreciation and amortization expense was $1.7 million and $5.9 million for the three and nine months ended September 30, 2020, respectively.

10. GOODWILL & INTANGIBLE ASSETS

The carrying amount of goodwill at September 30, 2021 and 2020 was $262.3 million and $2.3 million, respectively, and has been recorded in connection with the Company’s acquisitions. The goodwill activity is as follows (in thousands):

Goodwill
Balance at December 31, 2019	$2,252
Balance at December 31, 2020	$2,252
Acquisition of EnvisionTEC	198,369
Acquisition of Adaptive3D	35,265
Acquisition of Aerosint	14,581
Acquisition of Dental Arts Labs	9,089
Acquisition of A.I.D.R.O.	3,481
Foreign currency translation adjustment	(694)
Balance at September 30, 2021	$262,343

The Company has no accumulated impairment losses on goodwill.

Intangible assets consisted of the following (in thousands):

			Accumulated	Balance
	Gross Value	Estimated Life	Amortization	September 30, 2021
Acquired technology	$126,285	5 – 12 years	$8,423	$117,862
Trade name	10,515	4 – 13 years	474	10,041
Customer relationships	55,392	10 – 10.5 years	3,166	52,226
Total intangible assets	$192,192		$12,063	$180,129

The Company recognized $4.4 million and $11.0 million of amortization expense during the three and nine months ended September 30, 2021, respectively. The Company recognized $0.1 million and $0.5 million of amortization expense during the three and nine months ended September 30, 2020, respectively.

The Company expects to recognize the following amortization expense (in thousands):

Amortization
2021 (remaining 3 months)	$4,446
2022	19,099
2023	20,800
2024	21,160
2025	21,545
2026 and after	93,079
Total intangible amortization	$180,129

The weighted-average remaining amortization period is 9.7 years. Amortization of acquired technology, trade names, and customer relationships is recognized in cost of sales and research and development, research and development, and sales and marketing, respectively, in the condensed consolidated statements of operations.

11. OTHER NONCURRENT ASSETS

The following table summarizes the Company’s components of other noncurrent assets (in thousands):

	September 30,	December 31,
	2021	2020
Right of use asset	$9,635	$1,810
Long-term deposits	331	69
Company-owned life insurance cash surrender value	330	—
Other investments	7,259	3,000
Other	124	—
Total other noncurrent assets	$17,679	$4,879

During the year ended December 31, 2020, the Company made an investment in a privately held company in the form of convertible debt for $3.0 million. Under the terms of this agreement, the debt, including any accrued interest, will be converted to common stock of the investee upon the closing of a qualified financing, acquisition or change in control. The full principal balance plus 3% annual interest is due in two years and does not allow voluntary prepayment. The Company has elected the fair value option for this investment and recognized no gain or loss during the three months ended September 30, 2021, and a gain of $0.3 million during the nine months ended September 30, 2021 2021, in interest and other (expense) income, net in the condensed consolidated statement of operations.

In April 2021, the Company made an investment in a privately held company by purchasing a convertible promissory note for principal amount of $1.6 million. Under the terms of this note, the debt, including any accrued interest, will convert to equity securities of the applicable investee upon the closing of a qualified financing, acquisition or other change in control. The full principal balance plus 3% annual interest is due in two years and does not allow voluntary prepayment. The Company has elected the fair value option for this investment and recognized a gain of $0.1 million during the three months ended September 30, 2021 and a gain of $0.3 million during the nine months ended September 30, 2021, in interest and other (expense) income, net in the condensed consolidated statements of operations.

In April 2021, the Company made an investment in a privately held company by purchasing a convertible promissory note for a principal amount of $2.0 million. Under the terms of this note, the debt, including any accrued interest, will convert to cash or equity securities upon the closing of a qualified financing, acquisition or other change in control. The full principal balance plus 3% annual interest is due in five years and does not allow voluntary prepayment. The Company has elected the fair value option for this investment, and there was no change in fair value during the three and nine months ended September 30, 2021.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

The following table summarizes the Company’s components of accrued expenses and other current liabilities (in thousands):

	September 30,	December 31,
	2021	2020
Compensation and benefits related	$9,689	$2,068
Professional services	2,039	2,508
Warranty reserve	2,435	1,553
Contingent consideration	1,390	—
Acquisition consideration	750	—
Inventory purchases	352	86
Franchise and royalty fees	264	159
Sales and use and franchise taxes	215	586
Income tax payable	71	—
Other	3,481	605
Total accrued expenses and other current liabilities	$20,686	$7,565

As of September 30, 2021, and December 31, 2020, the Company has recorded $2.4 million and $1.6 million, respectively, of warranty reserve within accrued expenses and other current liabilities in the condensed consolidated balance sheets. Warranty reserve consisted of the following (in thousands):

	2021	2020
Warranty reserve, at the beginning of the period	$1,553	$1,491
Warranty reserve assumed in acquisition	490	—
Additions to warranty reserve	1,390	346
Claims fulfilled	(998)	(284)
Warranty reserve, at the end of the period	$2,435	$1,553

13. DEBT

Term Loan—In June 2018, the Company entered into a $20 million term loan for 36 months. The loan provided $10 million immediately funded with the additional $10 million available to be drawn in up to three draws of not less than $2 million for 12 months from close of the facility. The loan was interest-only for the full 36 months with the principal due at maturity in June 2021. Interest is calculated using the Wall Street Journal Prime rate (3.25% at September 30, 2021 and 3.25% at December 31, 2020) minus 0.5%, for a rate of 2.75% at September 30, 2021 and 2.75% at December 31, 2020, payable monthly in arrears. The outstanding loan was paid in full in June 2021. As of September 30, 2021, the term loan has no outstanding balance.

PPP Loan— In connection with the acquisition of EnvisionTEC, the Company acquired $1.2 million in Paycheck Protection Program (the “PPP”) loans. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses. Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of the loan which is dependent upon the Company having initially qualified for the loan. Furthermore, the loan is subject to forgiveness to the extent loan proceeds are used for payroll costs, certain rents, utilities, and mortgage interest expense. The PPP loan has a maturity date of April 3, 2022 and an interest rate of 1%. Principal and interest are payable monthly commencing on a date determined by the lender following the determination of the amount of the PPP loan to be forgiven or potentially earlier, as determined under applicable Small Business Administration rules. The outstanding borrowings may be prepaid by the Company at any time prior to maturity with no prepayment penalties. On May 14, 2021, the outstanding loan balance was forgiven and the restricted cash that was held back from the initial purchase price in the event the loan was not forgiven was released to the seller. There was no outstanding PPP loan balance for EnvisionTEC as of September 30, 2021.

In connection with the acquisition of Adaptive 3D, the Company acquired $0.3 million in PPP loans. As of September 30, 2021, $0.3 million of the PPP loans is recorded in current portion of long-term debt, net of deferred financing costs in the condensed consolidated balance sheets. Subsequent to September 30, 2021, $0.3 million of the loan was forgiven, and an immaterial loan remains outstanding.

In connection with the acquisition of Dental Arts Labs, the Company acquired $3.4 million in PPP loans. On September 30, 2021, the entire balance of PPP loans was forgiven. There was no outstanding PPP loan balance for Dental Arts Labs as of September 30, 2021.

Bank Debt—In connection with the acquisition of A.I.D.R.O., the Company acquired three loans (“Bank Loans”) totaling $1.1 million in aggregate. The Bank Loans have term of 4.5 years and mature from September 2024 through September 2025, with interest rates ranging from 1.70% to 2.10%. Payments of principal and interest are made quarterly. During the three months ended September 30, 2021, the Company paid $0.2 million and as of September 30, 2021 $0.9 million remains outstanding. $0.2 million of the outstanding debt is recorded within current portion of long-term debt, net of deferred financing costs and $0.7 million is recorded within long-term debt, net of deferred financing costs in the condensed consolidated balance sheets.

Equipment Financing Agreement—In connection with the acquisition of Dental Arts Labs, the Company acquired a thirteen-month equipment financing agreement (“Financing Agreement”) in the amount of $0.5 million. The Financing Agreement provided for an advance payment of $0.5 million to secure equipment for the Company. Payments are made monthly under the Financing Agreement. During the three months ended September 30, 2021, the Company has made immaterial finance payments and the remaining balance of $0.5 million is recorded in current portion of long-term debt, net of deferred financing costs in the condensed consolidated balance sheets. The Financing Agreement will mature in June 2023.

Deferred Financing Costs—In connection with the term loan borrowing, the Company incurred $0.1 million of expenses, which have been recorded as deferred financing costs. The Company amortizes these costs over the life of the borrowing. During the three months ended September 30, 2021 and 2020, the Company recorded immaterial interest expense related to the amortization of the financing costs. As of September 30, 2021, the there is no remaining unamortized balance of deferred financing costs. As of December 31, 2020, the remaining unamortized balance of deferred financing costs is immaterial, and is included as a component of current portion of long-term debt, net of deferred financing costs in the condensed consolidated balance sheets.

14. OTHER NONCURRENT LIABILITIES

The following table summarizes the Company’s components of other noncurrent liabilities (in thousands):

	September 30,	December 31,
	2021	2020
Taxes payable	$1,188	$—
Other	229	—
Total other noncurrent liabilities	$1,417	$—

15. LEASES

At September 30, 2021, the Company recorded $9.6 million as a right of use asset and $10.4 million as an operating lease liability. At December 31, 2020, the Company recorded $1.8 million as a right of use asset and $3.0 million as an operating lease liability. The Company assesses its right of use asset and other lease-related assets for impairment. There were no impairments recorded related to these assets during the three and nine months ended September 30, 2021, and the year ended December 31, 2020.

As a result of the acquisition of EnvisionTEC, the Company acquired operating, short-term, and finance leases for corporate offices, manufacturing and warehouse facilities, and machineries, increasing the Company’s right of use asset by $1.8 million. The operating leases consist of five real estate leases and six equipment leases with current terms extending from 2021 to 2024. The Company’s finance leases are immaterial as of September 30, 2021.

As a result of the acquisition of Adaptive 3D, the Company acquired operating leases for corporate offices, research and development, and manufacturing, increasing the Company’s right of use asset by $0.7 million. The operating leases consist of two real estate leases with current terms extending from 2024 to 2025.

As a result of the acquisition of Aerosint, the Company acquired operating leases for corporate office and lab space, as well as company cars, increasing the Company’s right of use asset by $0.4 million. The operating leases consist of one real estate lease and three leases for company cars with current terms extending through 2025.

As a result of the acquisition of Dental Arts Labs, the Company acquired operating leases for corporate office and laboratory space as well as warehouse facilities, increasing the Company’s right of use asset by $4.3 million. The operating leases consist of thirteen real estate leases with current terms extending through 2025.

As a result of the acquisition of A.I.D.R.O., the Company acquired operating and finance leases for corporate office space, research and development, and manufacturing, increasing the Company’s right of use asset by $0.9 million. The term of the finance lease extends to 2030.

The Company reviews all supplier, vendor, and service provider contracts to determine whether any service arrangements contain a lease component. The Company identified two service agreements that contain an embedded lease. The agreements do not contain fixed or minimum payments, and the variable lease expense was immaterial during the three and nine months ended September 30, 2021 and 2020.

Information about other lease-related balances is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Lease cost
Operating lease cost	$593	$187	$1,338	$561
Finance lease cost	1	—	2	—
Short‑term lease cost	37	—	82	3
Variable lease cost	46	18	131	30
Total lease cost	$677	$205	$1,553	$594
Other Information
Operating cash flows used in operating leases	$673	$269	$1,572	$805
Operating cash flows used in finance leases	2	—	4	—
Weighted‑average remaining lease term—operating leases (years)	4.8	3.5	4.8	3.5
Weighted‑average remaining lease term—finance leases (years)	8.5	—	8.5	—
Weighted‑average discount rate—operating leases	4.2%	7.6%	4.2%	7.6
Weighted‑average discount rate—finance leases	1.5%	—%	1.5%	—%

The rate implicit in the lease is not readily determinable in most of the Company’s leases, and therefore the Company uses its incremental borrowing rate as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

Future minimum lease payments under noncancelable operating leases, including immaterial future minimum lease payments under finance leases, at September 30, 2021, are as follows (in thousands):

	Operating Leases	Finance Leases
2021 (remaining 3 months)	$738	$1
2022	2,943	77
2023	2,741	78
2024	1,319	75
2025	780	75
2026 and after	2,097	484
Total lease payments	10,618	790
Less amount representing interest	(929)	—
Total lease liability	9,689	790
Less current portion of lease liability	(2,619)	(58)
Lease liability, net of current portion	$7,070	732

As of September 30, 2021, the Company has an operating lease for corporate office space of $1.2 million that has not yet commenced. This operating lease will commence in the fourth quarter of 2021 and has a lease term of 5 years.

16. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company may face legal claims or actions in the normal course of business. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to its legal proceedings. While the outcome of these claims cannot be predicted with certainty, management does not believe the outcome of any current legal proceedings will have a material adverse impact on the Company’s condensed consolidated financial statements.

Commitments

The Company has entered into legally binding agreements with certain suppliers to purchase materials used in the manufacturing of the Company’s products. As of September 30, 2021, the Company had outstanding purchase orders with contract manufacturers in the amount of $32.6 million which are not included in the condensed consolidated balance sheets.

The Company has also entered into licensing and royalty agreements with certain manufacturing and software companies and universities related to the use of patented technology. Under the terms of each agreement, the Company has made initial, one-time payments of $0.3 million and is obligated to pay a set percentage, ranging from 2.75% - 13%, of all consideration received by the Company for sales of related products and services, until the agreements are terminated at various dates through 2037. The Company’s aggregate minimum annual commitment under these contracts is $0.5 million. During the three and nine months ended September 30, 2021 and 2020, the Company recorded immaterial licensing and royalty fees.

17. INCOME TAXES

The Company’s provision for interim periods is determined using an estimate of the annual effective tax rate, adjusted for discrete items arising in that quarter. The Company’s effective tax rate differs from the U.S. statutory tax rate primarily due to valuation allowances on its deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized, as well as the partial release of the valuation allowance related to the EnvisionTEC and Adaptive 3D acquisitions. During the three and nine months ended September 30, 2021, the Company recorded an income tax benefit of $0.5 million and $32.8 million, respectively. There was no income tax benefit for the three and nine months ended September 30, 2020.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statements carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. The Company has provided a full valuation allowance against the net deferred tax assets as the Company has determined that it was more likely than not that the Company would not realize the benefits of federal and state net deferred tax assets.

As a result of the recent acquisitions of EnvisionTEC and Adaptive 3D, the Company recorded a U.S. deferred tax liability related to non-tax-deductible intangible assets recognized in the financial statements. The acquired deferred tax liability is a source of income to support recognition of the Company’s existing deferred tax assets. Accordingly, the Company recorded an income tax benefit of $0.5 million and $32.8 million for the release of the valuation allowance related to the acquired intangibles in the three and nine months ended September 30, 2021, respectively.

The Company provides reserves for potential payments of taxes to various tax authorities related to uncertain tax positions. Amounts recognized are based on a determination of whether a tax benefit taken by the Company in its tax filings or positions is “more likely than not” to be sustained on audit. The amount associated with uncertain tax positions are recorded as a component of income tax expense. As of September 30, 2021, the Company has accrued uncertain tax positions of approximately $1.2 million related to the EnvisionTEC acquisition. The amounts relate to U.S. state and foreign tax positions.

Included in the balance of unrecognized tax benefits as of September 30, 2021 are amounts that, if recognized, would impact the effective tax rate. As of December 31, 2020, the Company has not identified any uncertain tax positions for which reserves would be required.

18. STOCKHOLDERS’ EQUITY

As of September 30, 2021, the Company’s authorized shares consisted of 500,000,000 shares of Common Stock, $0.0001 par value and 50,000,000 shares of Preferred Stock, $0.0001 par value (the “Preferred Stock”).

During 2015, the Company issued 34,010,977 shares of Common Stock to the initial founders and certain employees of the Company at a purchase price of $0.0001 per share. These shares are fully vested.

Common Stock Warrants

In May 2017, the Company entered into a strategic collaboration agreement with an investor allowing the investor’s resellers to sell and distribute the Company’s products. In consideration for this agreement, the Company agreed to issue warrants to purchase up to 2,442,440 shares of Common Stock. The investor was eligible to receive a warrant to purchase one share of Common Stock for every $35.00 in revenue generated by the Company from the investor’s resellers. Each warrant was issued at an exercise price equal to $3.34 per share (subject to appropriate adjustment in the event of a stock dividend, stock split, combination, or other similar recapitalization) and was set to expire on December 31, 2027. The Company issued no warrants during the nine months ended September 30, 2021. During the nine months ended September 30, 2020, the Company issued 399,960 warrants and recorded immaterial expense related to the fair value of the warrants, calculated using the Black-Scholes warrant-pricing model with the following assumptions:

Nine Months Ended
September 30, 2020
Risk‑free interest rate	2.0%
Expected volatility	52.5%
Expected life (in years)	7.8
Expected dividend yield	—
Fair value of Common Stock	$3.34

756,498 warrants were converted to 447,938 shares of Common Stock through a cashless exercise in connection with the Business Combination.

Trine Warrants

In Trine’s initial public offering, it sold units at a price of $10.00 per unit, which consisted of one share of Common Stock, $0.0001 par value, and one-half of a redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share and became exercisable as of 30 days from the date of the Business Combination. Unless earlier redeemed, the Public Warrants will expire five years from the completion of the Business Combination. The Company may redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption, and only in the event that the last sale price of the Company’s Common Stock is at least $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which notice of redemption is given. If the Company redeems the Public Warrants as described above, it will have the option to require all Public Warrant holders that wish to exercise to do so on a “cashless basis”. On February 26, 2021, the Company delivered a notice to redeem all of its outstanding Public Warrants that remain unexercised at 5:00 p.m. New York City time on March 29, 2021. During 2021, Public Warrants for 14,840,589 shares of the Company’s Common Stock were exercised for cash, resulting in the Company receiving net proceeds of $170.7 million. On March 29, 2021, the 166,905 outstanding Public Warrants were redeemed by the Company for $0.01 per Public Warrant. Effective March 29, 2021, all of the Public Warrants were exercised or redeemed.

The Warrant Agreement, dated as of March 14, 2019, by and between the Company and Continental Stock Transfer & Trust Company also obligated the Company to use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the issuance of the shares of Common Stock issuable upon exercise of the Public Warrants, and to cause the same to become effective and remain effective while the Public Warrants remain outstanding. On February 4, 2021, the Company’s registration statement covering such shares became effective.

Simultaneously with the consummation of Trine’s initial public offering, Trine Sponsor IH, LLC (the “Sponsor”) purchased an aggregate of 8,503,000 warrants to purchase one share of Common Stock at an exercise price of $11.50 (the “Private Placement Warrants”) at a price of $1.00 per warrant ($8,503,000) in the aggregate in a private placement.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants are not redeemable by Desktop Metal, and may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees. Additionally, pursuant to the terms of the amended and restated registration rights agreement entered in connection with the Business Combination, the Sponsor had the right to have the resale of the shares of Common Stock acquired upon exercise of the Private Placement Warrants registered under the Securities Act. On February 4, 2021, the Company’s registration statement covering such shares became effective.

On February 24, 2020, Trine issued an unsecured promissory note (the “2020 Note”) to the Sponsor. The 2020 Note bore no interest and was repayable in full upon consummation of the Business Combination. The Sponsor had the option to convert any unpaid balance of the 2020 Note into warrants equal to the principal amount of the 2020 Note so converted divided by $1.00. Upon closing of the Business Combination, the 2020 Note was converted into a Private Placement Warrant for 1,500,000 shares of Common Stock, with an exercise price of $11.50. The terms of these warrants are identical to the terms of the Private Placement Warrants. Pursuant to the terms of the amended and restated registration rights agreement entered in connection with the Business Combination, the Sponsor had the right to have the resale of the shares of Common Stock acquired upon exercise of such warrant registered under the Securities Act. On February 4, 2021, the Company’s registration statement covering such shares became effective.

The Company’s Private Placement Warrants are classified as liabilities, and are measured at fair value through earnings. During the three months ended September 30, 2021, the Company recorded no gain or loss related to the change in fair value of the private placement warrants. During the nine months ended September 30, 2021 2021, the Company recorded a $56.6 million loss related to the change in fair value of the Private Placement Warrants, which were remeasured through the date of each exercise, calculated using the Black-Scholes warrant pricing model with the following assumptions:

Nine Months Ended
September 30, 2021
Risk‑free interest rate	0.4% – 0.6%
Expected volatility	55.0%
Expected life (in years)	4.8
Expected dividend yield	—
Fair value of Common Stock	$19.82 – 30.49
Exercise price	$11.50

All of the Private Placement Warrants were exercised on a cashless basis prior to March 2, 2021, and an aggregate of 5,850,346 shares of the Company’s Common Stock were issued in connection with these exercises. Effective March 2, 2021, all Private Placement Warrants were exercised.

19. STOCK BASED COMPENSATION

Stock Incentive Plan—In 2015, the Board of Directors approved the adoption of the 2015 stock incentive plan (the “2015 Plan”). The 2015 Plan allowed for the award of incentive and nonqualified stock options, restricted stock, and other stock-based awards to employees, officers, directors, consultants, and advisers of the Company. Awards could be made under the 2015 Plan for up to 26,283,789 shares of Common Stock. Option awards expire 10 years from the grant date and generally vest over four years; however, vesting conditions can vary at the discretion of our Board of Directors.

As part of the acquisition of Make Composites, Inc. (“Make”) in 2019, the Company assumed the 2018 equity incentive plan of Make (the “Make Plan”). The Make Plan allows for the award of incentive and nonqualified stock options and warrants for those employees and contractors that were hired as part of the acquisition. The Make Plan allowed for 232,304 options and warrants to be issued, which were issued in 2019, with no additional options to be issued in the future. Option awards expire 10 years from the grant date and generally vest over four years; however, vesting conditions can vary at the discretion of our Board of Directors.

In December 2020, the Board of Directors and stockholders of the Company approved the adoption of the 2020 Incentive Award Plan (the “2020 Plan” and together with the 2015 Plan and the Make Plan, the “Plans”), which became effective on the date of the Business Combination. Upon effectiveness of the 2020 Plan, the Company ceased granting new awards under the 2015 Plan.

The 2020 Plan allows for the award of incentive and nonqualified stock options, restricted stock, and other stock-based awards to employees, officers, directors, consultants, and advisers of the Company. The number of shares of common stock initially available for issuance under the 2020 Plan was 12,400,813 shares of common stock plus the number of shares subject to awards outstanding under the 2015 Plan that expire, lapse, terminate, or are exchanged for cash, surrendered, repurchased, or canceled without having been fully exercised or forfeited. In addition, the number of shares of common stock available for issuance under the 2020 Plan is subject to an annual increase on the first day of each calendar year beginning on January 1, 2021 and ending on and including January 1, 2030 equal to the lesser of (i) 5% of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by the Board. On January 1, 2021, 11,337,837 shares were added to the plan.

The Company grants stock options at exercise prices deemed by the Board of Directors to be equal to the fair value of the Common Stock at the time of grant. The fair value of Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors, including the results obtained from independent third-party appraisals, the Company’s consolidated financial position and historical financial performance, the status of technological development within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the Common Stock, arm’s-length sales of the Company’s capital stock, and the prospects of a liquidity event, among others.

During the three and nine months ended September 30, 2021, the Company did not grant any options to purchase shares of Common Stock to employees. During the three and nine months ended September 30, 2020, the Company granted options to purchase 2,269,131 and 6,925,144 shares of Common Stock to employees with fair values of $26.1 million and $29.8 million, respectively, calculated using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2020
Risk‑free interest rate	0.3% – 1.7%	0.3% – 1.7%
Expected volatility	52.7% – 54.2%	52.7% – 54.2%
Expected life (in years)	5.9 – 6.3	5.9 – 6.3
Expected dividend yield	—	—
Fair value of Common Stock	$3.34	$3.34

During the three and nine months ended September 30, 2021, the Company did not grant any options to purchase shares of Common Stock to non-employees. During the three months ended September 30, 2020, the Company did not grant any options to purchase shares of Common stock to non-employees. During the nine months ended September 30, 2020, the Company granted options to purchase 12,212 shares of Common Stock to non-employees with a fair value of $0.1 million, calculated using the Black-Scholes option-pricing model with the following assumptions:

Nine Months Ended
September 30, 2020
Risk‑free interest rate	0.8%
Expected volatility	54.3%
Expected life (in years)	10.0
Expected dividend yield	—
Fair value of Common Stock	$3.34

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the related stock options. The expected life of stock options was calculated using the average of the contractual term of the option and the weighted-average vesting period of the option, as the Company does not have sufficient history to use an alternative method to the simplified method to calculate an expected life for employees. The Company has not paid a dividend and is not expected to pay a dividend in the foreseeable future. Expected volatility for the Common Stock was determined based on an average of the historical volatility of a peer group of similar public companies.

At September 30, 2021, the total unrecognized stock-based compensation expense related to unvested stock options aggregated $8.8 million. The costs are expected to be recognized over a weighted-average period of 2.7 years.

There were 17,933,802 shares available for award under the 2020 Plan at September 30, 2021. The option activity of the Plans for the nine months ended September 30, 2021, is as follows (shares in thousands):

			Weighted-Average
		Weighted-Average	Remaining	Aggregate
	Number of	Exercise Price	Contractual Term	Intrinsic Value
	Shares	per Share	(in years)	(in thousands)
Outstanding at January 1, 2021	19,553	$1.53	7.75	$306,408
Granted	—	$—
Exercised	(4,462)	$1.17
Forfeited/expired	(591)	$1.45
Outstanding at September 30, 2021	14,500	$1.64	7.32	$80,166
Options vested at September 30, 2021	9,062	$1.72	6.50	$49,349
Options vested or expected to vest at September 30, 2021	13,942	$1.65	7.26	$76,947

The weighted-average grant-date fair value for options granted during the nine months ended September 30, 2020 was $0.98. The aggregate intrinsic value of options exercised during the nine months ended September 30, 2021 and 2020, was $49.6 million and $1.7 million, respectively.

Restricted Stock Units—RSUs awarded to employees and non-employees generally vest over four years from the anniversary date of the grant, with 1-year cliff vesting and monthly vesting thereafter, provided service with the Company is not terminated. The fair value of RSUs is equal to the fair market value of the Company’s Common Stock on the date of grant. Total unrecognized compensation costs related to unvested RSUs at September 30, 2021 was approximately $90.1 million and is expected to be recognized over a period of 3.5 years. The total expense recognized during the three and nine months ended September 30, 2021 was $6.7 million and $10.1 million, respectively.

RSU activity under the 2020 Plan for the nine months ended September 30, 2021 is as follows (shares in thousands):

	Shares Subject	Weighted-Average
	to Vesting	Grant Date Fair Value
Balance of unvested shares as of January 1, 2021	683	$ 8.02
Granted	7,983	$ 12.53
Vested	(304)	$ 11.63
Cancelled/Forfeited	(51)	$ 13.01
Balance of unvested shares as of September 30, 2021	8,311	$ 12.24

Restricted Stock Awards—In connection with acquisitions, the Company has issued shares of restricted stock that are considered post-combination expense and accounted for as stock-based compensation as the shares vest.

The activity for stock subject to vesting as of September 30, 2021 is as follows (shares in thousands):

	Shares Subject	Weighted-Average
	to Vesting	Grant Date Fair Value
Balance of unvested shares as of January 1, 2021	280	$ 4.08
Issuance of additional shares	476	$ 8.78
Vested	(408)	$ 6.84
Balance of unvested shares as of September 30, 2021	348	$ 7.27

At September 30, 2021, the remaining weighted-average vesting period for the stock subject to vesting was 1.8 years.

Total stock-based compensation expense related to all of the Company’s stock-based awards granted is reported in the condensed consolidated statements of operations as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Research and development	$4,450	$893	$7,205	$2,176
General and administrative expense	3,138	616	5,332	1,070
Sales and marketing expense	1,732	294	2,653	715
Cost of sales	631	92	977	267
Total stock-based compensation expenses	$9,951	$1,895	$16,167	$4,228

20. RELATED PARTY TRANSACTIONS

As a result of the acquisition of EnvisionTEC, the Company entered into certain agreements with entities affiliated with Mr. El Siblani, a director and executive officer of the Company.

The Company is the lessee in a lease agreement with ATMRE, LLC, a leasing company, in which Mr. El Siblani is the sole member, for the Dearborn, Michigan facility utilized by EnvisionTEC. This lease extends through December 31, 2023. As of September 30, 2021, the Company recorded $0.5 million of right of use asset and lease liability. During the three and nine months ended September 30, 2021, the Company paid immaterial lease expense to AMTRE, LLC. The Company’s annual commitment to AMTRE, LLC is $0.2 million.

The Company is the lessee in a lease agreement JES Besitzgesellschaft GmbH, a leasing company that is controlled by members of the immediate family of Mr. El Siblani, for facilities located in Gladbeck, Germany utilized by EnvisionTEC. As of

September 30, 2021, the Company recorded $0.2 million of right of use asset and lease liability. During the three and nine months ended September 30, 2021, the Company paid immaterial lease expense to JES Besitzgesellschaft GmbH. The Company’s annual commitment to JES Besitzgesellschaft GmbH is $0.1 million.

The Company is the lessee in a lease agreement with Sitraco (UK) Limited, a leasing company that is controlled by Mr. El Siblani, for an additional facility located in Gladbeck, Germany utilized by EnvisionTEC. As of September 30, 2021, the Company recorded $0.2 million of right of use asset and lease liability. During the three and nine months ended September 30, 2021, the Company paid immaterial lease expense to Sitraco (UK) Limited. The Company’s annual commitment to Sitraco (UK) Limited is $0.1 million.

The Company has a distribution agreement with Sibco Europe Ltd., a distributor based out of the United Kingdom. Mr. El Siblani is Managing Director of and sole shareholder of Sibco Europe Ltd. The Company did not have any sales to Sibco Europe Ltd. for the period ended September 30, 2021. In addition, Sibco Europe Ltd. provides sales and marketing support for EnvisionTEC GmbH. At September 30, 2021, the Company did not have accounts receivable or accounts payable due to or from Sibco Europe Ltd.

The Company also has an agreement with E3D Technology, a wholly-owned subsidiary of Sibco Europe Ltd., for services including research and development, maintenance, and marketing services. As part of the agreement, the Company also pays a fee for overhead at the facilities where these contracted services are being performed. During the three and nine months ended September 30, 2021, the Company paid immaterial service expense to E3D Technology.

As a result of the acquisition of Dental Arts Labs, the Company assumed certain lease agreements with a related party for facilities in Peoria, Illinois used for research and development and administrative purposes. As of September 30, 2021, the Company recorded $3.7 million of right of use asset and lease liability. During the three and nine months ended September 30, 2021, the Company paid lease expense of $0.1 million to the related party. The Company’s annual commitment related to these lease agreements is $0.6 million.

21. SEGMENT INFORMATION

In its operation of the business, management, including the Company’s chief operating decision maker, who is also Chief Executive Officer, reviews the business as one segment. The Company currently ships its product to markets in the Americas, Europe Middle East and Africa (“EMEA”), and Asia Pacific (“APAC”). Disaggregated revenue data for those markets is as follows (in thousands):

Revenue for the three months ended September 30, 2021

	Americas	EMEA	APAC	Total
Products	$17,556	$5,031	$1,362	$23,949
Services	1,005	327	157	1,489
Total	$18,561	$5,358	$1,519	$25,438

Revenue for the three months ended September 30, 2020

	Americas	EMEA	APAC	Total
Products	$857	$249	$782	$1,888
Services	353	232	54	639
Total	$1,210	$481	$836	$2,527

Revenue for the nine months ended September 30, 2021

	Americas	EMEA	APAC	Total
Products	$33,907	$11,326	$6,587	$51,820
Services	2,615	923	370	3,908
Total	$36,522	$12,249	$6,957	$55,728

Revenue for the nine months ended September 30, 2020

	Americas	EMEA	APAC	Total
Products	$2,372	$2,411	$1,330	$6,113
Services	962	888	138	1,988
Total	$3,334	$3,299	$1,468	$8,101

During the three and nine months ended September 30, 2021 and 2020, the Company recognized the following revenue from service contracts and cloud-based software licenses over time, and hardware and consumable product shipments and subscription software at a point in time (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Revenue recognized at a point in time	$23,949	$1,888	$51,820	$6,113
Revenue recognized over time	1,489	639	3,908	1,988
Total	$25,438	$2,527	$55,728	$8,101

The Company’s operations are principally in the United States. The locations of long-lived assets, including property, plant and equipment, net and operating lease right-of-use assets, are summarized as follows (in thousands):

	September 30,	December 31,
	2021	2020
Americas	$29,625	$12,160
EMEA	3,763	—
Total long-lived assets	$33,388	$12,160

22. NET LOSS PER SHARE

The Company computes basic loss per share using net loss attributable to Common Stockholders and the weighted-average number of Common Stock shares outstanding during each period. Diluted earnings per share include shares issuable upon exercise of outstanding stock options and stock-based awards where the conversion of such instruments would be dilutive.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2021	2020	2021	2020
Numerator for basic and diluted net loss per share:
Net loss attributable to Common Stockholders	$(66,879)	$(19,457)	$(169,167)	$(65,027)
Denominator for basic and diluted net loss per share:
Weighted-average shares	260,556	159,968	251,468	158,121
Net loss per share—Basic and Diluted	$(0.26)	$(0.12)	$(0.67)	$(0.41)

The Company’s potential dilutive securities, which include outstanding Common Stock options, unvested restricted stock units, unvested restricted stock awards and outstanding Common Stock warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding as of September 30, 2021 and 2020, from the computation of diluted net loss per share attributable to common stockholders because including them would have an anti-dilutive effect (in thousands):

	Nine Months Ended September 30,
	2021	2020
Common Stock options outstanding	14,500	12,964
Unvested restricted stock units outstanding	8,311	—
Unvested restricted stock awards outstanding	348	1,317
Common Stock warrants outstanding	—	619
Total shares	23,159	14,900

23. SUBSEQUENT EVENTS

On October 14, 2021, the Company acquired Larry Brewer Dental Lab, Inc. (“Brewer Dental”), pursuant to a Stock Purchase Agreement of the same date, expanding its portfolio in additive manufacturing within the healthcare and dental industry. The purchase price was $7.5 million paid in cash. The Company also issued 252,096 restricted stock units with a grant date fair value of $1.8 million, which are subject to a four-year vesting period and continuing employment. The Company will recognize compensation expense for these restricted stock units over the vesting period.

On October 29, 2021, the Company acquired May Dental Lab, Inc. (“May Dental”), pursuant to a Limited Liability Interest Purchase Agreement of the same date, expanding its portfolio in additive manufacturing within the healthcare and dental industry. The aggregate purchase price was $12.5 million paid in cash. The Company also issued 357,642 restricted stock units with a grant date fair value of $2.5 million, which are subject to a four-year vesting period and continuing employment. The Company will recognize compensation expense for these restricted stock units over the vesting period.

On November 4, 2021, the Audit Committee of the Board of Directors engaged a third party to conduct an independent internal investigation as a result of a whistleblower complaint relating to, among other matters, manufacturing and product compliance practices and procedures with respect to a subset of its photopolymer equipment and materials at its EnvisionTec US LLC facility in Dearborn, Michigan. While the investigation remains on-going, the Company has taken initial actions, including implementing changes in the management of and procedures associated with manufacturing the applicable products. Based on the investigation to date, the Company does not believe the matters involved will have a material impact on the Company, its financial statements or its business.

On November 5, 2021, Ali El Siblani notified the Company of his intent to resign as a member of the Company’s Board of Directors and as an employee of the Company in his role as Chief Executive Officer of EnvisionTec US LLC. The decision of Mr. Siblani was not the result of any disagreement relating to the Company’s operations, policies or practices.

As of November 12, 2021, based on compliance issues with certain shipments of EnvisionTEC’s Flexcera dental resins and its PCA4000 curing box, the Company has determined that it will notify the FDA and consult with them on the appropriate voluntary market action with respect to these products. The Company does not expect the costs of any such market action to have a material impact on its financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q contains forward-looking statements. All statements contained in this Quarterly Report on Form 10-Q other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, trends, events, and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “project,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements.

The forward-looking statements included herein are based on current expectations of management. Actual results may differ from those expressed in forward-looking statements due to additional factors, including those set forth in Item 1A. “Risk Factors” elsewhere in this Quarterly Report on Form 10-Q. Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this Quarterly Report on Form 10-Q will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

You should read this Quarterly Report on Form 10-Q completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Business Overview

Desktop Metal is pioneering a new generation of additive manufacturing technologies focused on the production of end-use parts. We offer a comprehensive portfolio of integrated additive manufacturing solutions comprising hardware, software, materials, parts, and services with support for metals, composites, polymers, ceramics, sands, and biocompatible materials. Our solutions span use cases across the product life cycle, from product development to mass production and aftermarket operations, and they address an array of industries, including automotive, aerospace, healthcare and dental, consumer products, heavy industry, general machinery and machine components and research and development.

Our growth strategy begins with a commitment to research and development. Since our founding in 2015, we have invested significant resources in research and development, including $45.8 million thus far in 2021, towards building an extensive portfolio of proprietary and differentiated technologies with a focus on making additive manufacturing an easy-to-use, economic and scalable solution. These technologies represent the cornerstones of our future product introductions and are critical to enhancing our existing offerings, and we have over 300 registered patents or pending patent applications. Our additive manufacturing platforms, which leverage these technologies for the production of end-use parts, enable businesses to address their specific goals through a range of solutions that span multiple price points, throughput levels and operating environments.

These platforms enable customers to adopt additive manufacturing across new applications where conventional manufacturing has customarily held cost and volume advantages by offering breakthrough print speeds, competitive part costs, accessible workflows and software, turnkey solutions, and support for over 250 qualified materials, the sale of which represent a recurring revenue stream from customers of our additive manufacturing systems in addition to system consumables and other services, such as installation, training and technical support. Across printers, parts and materials, we intend to continue investing resources to develop advances and new technologies that allow us to serve a broader customer base and reach new verticals, thereby expanding our addressable market and driving adoption of additive manufacturing for the volume production of end-use parts.

We leverage our core competencies in technology innovation and product development by marketing and selling our additive manufacturing solutions through a leading global distribution network, managed and augmented by our own internal sales and marketing teams. This distribution network covers over 65 countries around the world and is composed of sales professionals with decades of experience in digital manufacturing technologies. Similarly, in addition to manufacturing a subset of our additive manufacturing systems in-house, our internal manufacturing and supply chain teams work collaboratively with both our internal engineering department and third-party contract manufacturers to scale up initial prototypes for commercialization and volume commercial shipments. Together, our distribution network and manufacturing approach allow us to produce, sell and service our products at-scale in global markets and creates substantial operating leverage as we execute our strategy.

Operating Results

For the three and nine months ended September 30, 2021, we recognized revenues of $25.4 million and $55.9 million, respectively, and incurred net losses of $66.9 million and $169.2 million, respectively. For the nine months ended September 30, 2021, we used cash in operating activities of $110.1 million. We ended the period with $423.9 million of cash, cash equivalents, and short-term investments. In December 2020, we completed the Business Combination, receiving $534.6 million net cash proceeds, and during the first three months of 2021, the public warrants were exercised, generating $170.7 million of net cash proceeds, both of which we expect to support our operations and investments in the near term. As of September 30, 2021, we had $131.7 million in cash and cash equivalents, $292.3 million in short-term liquid investments, and current liabilities of $49.8 million.

Recent Developments

Desktop Health

On March 15, 2021, we announced the launch of Desktop Health, an expanded focus on accelerating the growth of additive manufacturing solutions for dental, orthodontic, otolaryngology and dermatology applications. Enabled by Desktop Metal's proprietary technology infrastructure for end-use parts production, including high-speed photopolymer, metal binder jetting and bioprinting additive manufacturing technologies combined with an extensive library of advanced materials, Desktop Health's mission is to create advanced, patient-specific solutions in the medical field.

Trine Warrants

On April 12, 2021, the Staff of the SEC issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)”, or the Staff Statement”. The Staff Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Staff Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” The Company has concluded that the Private Placement Warrants are to be classified as a liability measured at fair value on the Company’s consolidated balance sheet upon the Business Combination on December 9, 2020, with subsequent changes in fair value reported in our statement of operations each reporting period. Effective March 2, 2021, all Private Placement Warrants were exercised and there was no outstanding warrant liability.

Acquisitions

EnvisionTEC Acquisition

On February 16, 2021, pursuant to the Purchase Agreement and Plan of Merger dated January 14, 2021, we consummated the EnvisionTEC Acquisition. We paid $143.8 million in cash and issued 5,036,142 shares of our Class A Common Stock, or Common Stock, with a fair value of $159.8 million as of the close of business on the acquisition date. In connection with the transaction, the Company also granted restricted stock awards totaling 475,848 shares of Common Stock, with a fair value of $4.2 million, to key EnvisionTEC employees in August 2021, which are subject to a three-year vesting period and continued employment.

Adaptive 3D Acquisition

On May 7, 2021, we, Diamond US Merger Sub, Inc., Diamond US LLC, Adaptive 3D Holdings, Inc., or Adaptive 3D, and Fortis Advisor LLC entered into an Agreement and Plan of Merger, or the A3D Merger Agreement, pursuant to which we acquired Adaptive 3D. The total purchase price was $61.8 million, consisting of $24.1 million paid in cash and 3,133,276 shares of Common Stock with a fair value of $37.7 million as of the close of business on the acquisition date.

Beacon Bio Acquisition

On June 10, 2021, we and Beacon Bio, Inc. entered into a Share Purchase Agreement pursuant to which we acquired all outstanding securities of Beacon Bio, Inc. The aggregate purchase price was $10.4 million, consisting of $6.1 million paid in cash and fully vested restricted stock units with an acquisition date fair value of $4.3 million, subject to certain adjustments and contingencies.

Aerosint Acquisition

On June 24, 2021, we, DM Belgium BV/SRL, Aerosint SA, or Aerosint, and the sellers named therein and representatives of such sellers, entered into a Share Purchase Agreement pursuant to which we acquired all outstanding shares of Aerosint. The total purchase price was $23.8 million, consisting of $6.2 million paid in cash, 879,922 shares of our Common Stock with a fair value of $11.5 million as of the close of business on the acquisition date and contingent consideration with a fair value of $6.1 million as of the acquisition date.

Dental Arts Labs Acquisition

On July 30, 2021, we and Dental Arts Laboratories, Inc., or Dental Arts Labs, entered into a Stock Purchase Agreement of the same date, pursuant to which we acquired all outstanding shares of Dental Arts Labs. The purchase price was $26.3 million paid in cash. The Company also issued 1,190,468 restricted stock units with a grant date fair value of $11.0 million, which are subject to a four-year vesting period and continuing employment.

A.I.D.R.O. Acquisition

On September 7, 2021, we purchased the issued and outstanding capital stock of A.I.D.R.O. Srl and its shareholders, or A.I.D.R.O., pursuant to a Stock Purchase Agreement dated July 2, 2021. The purchase price was $5.6 million paid in cash. The Company also issued 364,050 restricted stock units with a grant date fair value of $3.2 million, which are subject to a four-year vesting period and continuing employment.

Meta Additive Acquisition

On September 9, 2021, we and Meta Additive Ltd, or Meta Additive, entered into a Stock Purchase Agreement of the same date, pursuant to which we acquired Meta Additive. The purchase price consisted of cash consideration of $15.2 million, including transaction costs of $0.1 million. In connection with the acquisition, the Company issued 1,101,592 restricted stock units with a fair value of $9.0 million as of the acquisition date, which are subject to a four-year vesting period and continuing employment.

ExOne Acquisition

On November 12, 2021, we acquired The ExOne Company, or ExOne, pursuant to an Agreement and Plan of Merger dated August 12, 2021. The purchase price consisted of cash consideration of $191.4 million and 48,218,063 shares of our Common Stock with a fair value of $409.8 million as of the close of business on the transaction date.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. It is not possible to accurately predict the full impact of the COVID-19 pandemic on our business, financial condition and results of operations due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. For example, we face uncertainties about the duration and spread of the outbreak, additional actions that may be taken by governmental entities, and the impact it may have on the ability of us, our customers, our suppliers, our manufacturers and our other business partners to conduct business. Governments in affected regions have implemented, and may continue to implement, safety precautions which include quarantines, travel restrictions, business closures, cancellations of public gatherings and other measures as they deem necessary. Many organizations and individuals, including our company and employees, are taking additional steps to avoid or reduce infections, including limiting travel and staying home from work. These measures are disrupting normal business operations and have had significant negative impacts on businesses and financial markets worldwide. We continue to monitor our operations and government recommendations and have made modifications to our normal operations because of the COVID-19 pandemic, including requiring most non-engineering or operations-related team members to work remotely, utilizing heightened cleaning and sanitization procedures, implementing new health and safety protocols and reducing non-essential travel.

The COVID-19 pandemic has caused us to experience several adverse impacts, including extended sales cycles to close new orders for our products, delays in shipping and installing orders due to closed facilities and travel limitations and delays in collecting accounts receivable. The rapid development and uncertainty of the impacts of the COVID-19 pandemic precludes any prediction as to the ultimate adverse impact of the COVID-19 pandemic on our business. However, the COVID-19 pandemic, and the measures taken to contain it, present material uncertainty and risk with respect to our performance and financial results. In particular, businesses across an array of vertical markets are temporarily reducing capital expenditure budgets globally as they seek to preserve liquidity to ensure the longevity of their own operations, which in turn may lead to reductions in purchases of our additive manufacturing solutions. Further, office closures may prevent organizations from reaching typical utilizations of our additive manufacturing solutions, resulting in reductions in purchases of consumable materials and produced parts. Additionally, the COVID-19 pandemic may contribute to facility closures at our third-party contract manufacturers and key suppliers, causing delays and disruptions in product manufacturing, which could affect our ability to ship products purchased by our customers in a timely manner. Disruptions in the capital markets as a result of the COVID-19 pandemic may also adversely affect our business if these impacts continue for a prolonged period and we need additional liquidity.

In the long-term, we believe that the COVID-19 pandemic will encourage organizations to reassess their supply chain structure and may accelerate their adoption of solutions such as additive manufacturing, which could allow for greater flexibility and a reduced reliance on overseas manufacturing.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in “Risk Factors” section of this Quarterly Report on Form 10-Q.

Commercial Launch of Products

Several of our products began commercial shipments in late 2020 and early 2021, with more in the late stages of development and scheduled to begin commercial shipments in 2021. Prior to commercialization, we must complete final testing and manufacturing ramp-up of these products, both in-house and at our third-party contract manufacturers. Any delays in successful completion of these steps may impact our ability to generate revenue from these products.

Adoption of our Additive Manufacturing Solutions

We believe the world is at an inflection point in the adoption of additive manufacturing solutions and that we are well-positioned to take advantage of this opportunity across an array of industries due to our proprietary technologies and global distribution capabilities. We expect that our results of operations, including revenue and gross margins, will fluctuate for the foreseeable future as businesses continue to shift away from conventional manufacturing processes towards additive manufacturing for end-use parts. Our turnkey and volume production solutions are designed to empower businesses to realize the full benefits of additive manufacturing at-scale, including geometric and design flexibility, mass customization and supply chain engineering, among others. Both the speed with which and the degree to which potential and current customers recognize these benefits and invest in our solutions will affect our financial results.

Pricing, Product Cost and Margins

Our comprehensive portfolio of additive manufacturing solutions spans multiple price points, materials, throughput levels, operating environments and technologies to enable customers to find the solution that achieves their specific goals. We also expect to commercialize additional previously announced products over the course of 2021. Pricing for these products may vary by region due to market‑specific supply and demand dynamics and product lifecycles, and sales of certain products have, or are expected to have, higher gross margins than others. As a result, our financial performance depends, in part, on the mix of products we sell during a given period. In addition, our financial performance depends on the portion of our parts-as-a-service, or produced parts, revenue supplied using additive manufacturing processes, which may enable higher gross margins and operational efficiencies as compared to conventional manufacturing technologies. We are also subject to price competition, and our ability to compete in key markets will depend on the success of our investments in new technologies and cost improvements as well as our ability to efficiently and reliability introduce cost‑effective additive manufacturing solutions for our customers.

Continued Investment and Innovation

We believe that we are a leader in mass production and turnkey additive manufacturing solutions, offering breakthrough technologies that enable high throughput and ease‑of‑use through our broad product portfolio. Our performance is significantly dependent on the investment we make in our research and development efforts and on our ability to be at the forefront of the additive manufacturing industry. It is essential that we continually identify and respond to rapidly evolving customer requirements, develop and introduce innovative new products, enhance existing products and generate customer demand for our solutions. We believe that investment in our additive manufacturing solutions will contribute to long‑term revenue growth, but it may adversely affect our near‑term profitability.

Acquisitions and Transaction-Related Costs

As part of our growth strategy, we intend to continue to acquire or make investments in other business, patents, technologies, products or services. Our growth relies heavily on the successful integration of acquired companies, including our ability to realize the anticipated business opportunities from combining operations in an efficient and effective manner. We expect that the results of our operations will fluctuate as we continue to integrate these businesses, and the technologies, products, and services that they offer. Additionally, our results of operations will be impacted by non-recurring transaction-related costs, including integration costs, associated with these acquisitions.

Results of Operations

Comparison of the three months ended September 30, 2021 and September 30, 2020

Revenue

The following table presents the revenue of each of our revenue streams, as well as the percentage of total revenue and change from the prior year.

	For the Three Months Ended September 30,
	2021		2020		Change in Revenues
(Dollars in thousands)	Revenue	% of Total	Revenue	% of Total	$	%
Products Revenue	$23,949	94%	$1,888	75%	$22,061	1,168%
Services Revenue	1,489	6%	639	25%	850	133%
Total Revenue	$25,438	100%	$2,527	100%	$22,911	907%

Total revenue for the three months ended September 30, 2021 and 2020 was $25.4 million and $2.5 million, respectively, an increase of $22.9 million, or 907%. The increase in total revenue was attributable to an increase in revenue from both products and services.

We sold more products during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, leading to an approximately 1,175% increase in product revenue. This was primarily the result of an increase in unit shipments across a more varied product mix during the second quarter and additional revenue in connection with acquisitions during the three months ended September 30, 2021 compared to the same period in 2020. For the three months ended September 30, 2020, we experienced decreased customer demand and longer sales cycles resulting from the COVID-19 pandemic. Additionally, as a result of customer facilities closures associated with the COVID-19 pandemic, we experienced delays in shipments and installation as well as decreased utilization of our installed products, leading to a decrease in sales of consumable materials.

Services revenue increased during the three months ended September 30, 2021, as compared to the three months ended September 30, 2020, primarily due to an increase in support and installation revenue from increased shipments during the period and additional revenue in connection with acquisitions.

The following table presents revenue by geographic region, as well as the percentage of total revenue and change from the prior period.

	For the Three Months Ended September 30,
	2021		2020		Change in Revenues
(Dollars in thousands)	Revenue	% of Total	Revenue	% of Total	$	%
Americas	$18,561	73%	$1,210	48%	$17,351	1,434%
EMEA (Europe, the Middle East and Africa)	5,358	21%	481	19%	4,877	1,014%
APAC (Asia‑Pacific)	1,519	6%	836	33%	683	82%
Total Revenue	$25,438	100%	$2,527	100%	$22,911	907%

Total revenue increased during the three months ended September 30, 2021 compared to the three months ended September 30, 2020, due to an increase in unit shipments in all regions across a more varied product mix and additional revenue in connection with acquisitions. Overall, there was an increased customer demand during the period ended September 30, 2021. Customer demand was lower during the three months ended September 30, 2020 as a result of the COVID-19 pandemic.

Cost of Sales

Total cost of sales during the three months ended September 30, 2021 and 2020 was $21.5 million and $4.8 million, respectively, an increase of $16.7 million or 348%. The increase in total cost of sales was driven primarily by an increase in product cost of sales, which resulted from greater product sales. Additionally, cost of sales increased $2.5 million due to amortization from intangible assets acquired through acquisitions that are included in cost of sales.

Gross Loss and Gross Margin

The following table presents gross loss by revenue stream, as well as change in gross loss dollars from the prior period.

	For the Three
	Months Ended
	September 30,		Change in Gross
	2021	2020	Profit

(Dollars in thousands)	Gross Profit (Loss)		$	%
Products	$3,499	$(1,844)	$5,343	290%
Services	456	(457)	913	200%
Total	$3,955	$(2,301)	$6,256	272%

Total gross profit (loss) during the three months ended September 30, 2021 and 2020 was $4.0 million and ($2.3) million, respectively. The increase in gross profit of $6.3 million is driven by increased revenue compared to fixed costs and a more favorable product mix sold, including products in connection with acquisitions, during the three months ended September 30, 2021, compared to the same period in 2020.

The following table presents gross margin by revenue stream, as well as the change in gross margin from the prior period.

	For the Three
	Months Ended		Change in Gross
	September 30,		Margin
	2021	2020	Percentage

(Dollars in thousands)	Gross Margin		Points	%
Products	15%	(98)%	1.13	115%
Services	31%	(72)%	1.03	143%
Total	16%	(91)%	1.07	118%

Total gross margin for the three months ended September 30, 2021 and 2020 was 16% and (91)%, respectively. The increase in total gross margin was primarily due to the increase in gross margin from our product revenue, which resulted from a lower product cost for units shipped in the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. In addition, increased revenue compared to fixed costs in cost of sales, which contributed to gross margin improvement. The increase in gross margin was offset by a one-time acquisition accounting impact of inventory fair value step up being recognized through earnings, which decreased gross margin by 2%.

Research and Development

Research and development expenses during the three months ended September 30, 2021 and 2020 were $19.3 million and $9.2 million, respectively, an increase of $10.1 million, or 110%. The increase in research and development expenses was due in part to 2021 acquisitions, which added $2.6 million. Compensation costs increased $5.4 million due to headcount growth, of which $3.6 million relates to equity compensation and $1.8 million relates to payroll costs, to support new product development and existing product enhancements. Additionally, engineering consulting costs, which were lowered during the three months ended September 30, 2020 due to the COVID-19 pandemic, increased significantly as efforts continue on new product development and existing product enhancements.

Sales and Marketing

Sales and marketing expenses during the three months ended September 30, 2021 and 2020 were $13.2 million and $2.5 million, respectively, an increase of $10.7 million, or 428%. The increase in sales and marketing expenses was primarily due to increased expense related to acquired entities of $2.5 million. In addition, compensation costs increased $4.0 million, of which $1.5 million relates to equity compensation costs and $2.5 million relates to payroll costs, due to headcount growth and higher commission expenses in line with the increase in sales. Additionally, there was growth in marketing program spend driven primarily by the commercialization of new products and related marketing efforts.

General and Administrative

General and administrative expenses during the three months ended September 30, 2021 and 2020 were $19.8 million and $5.4 million, respectively, an increase of $14.4 million, or 267%. The increase in general and administrative expenses was primarily due to $5.6 million of professional fees incurred as a result of merger and acquisition activity and related integration costs. Additionally, compensation costs increased by $4.3 million, of which $2.5 million relates to equity compensation and $1.8 relates to payroll costs, related to hiring to support public company requirements and director and officer insurance increased by $1.0 million as a public company.

In-Process Research and Development Assets Acquired

In-process research and development assets acquired during the three months ended September 30, 2021 were $15.2 million, compared to no expense for in-process research and development assets acquired during the three months ended September 30, 2020. The increase is primarily attributable to the Meta Additive acquisition, in which the company paid $15.2 million in cash, inclusive of transaction costs. As the acquired in-process research and development assets were deemed to have no current or alternative future use, the entire amount was recognized as expense in the consolidated statement of operations for the three months ended September 30, 2021.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability during the three months ended September 30, 2021, and 2020, were a $56.6 million loss and $0, respectively. The decrease in fair value is the result of the remeasurement of the Private Placement Warrant liability prior to the cashless exercise of the Private Placement Warrants. The warrant liability increased $56.6 million as a result of the remeasurement, which resulted in the $56.6 million loss. As of March 2, 2021, all Private Placement Warrants were exercised and there was no outstanding warrant liability.

Interest Expense

Interest expense during the three months ended September 30, 2021 and 2020 was $0.0 million and $0.1 million, respectively. Interest expense decreased primarily due to the payoff of the term loan in June 2021.

Interest and Other Income, Net

Interest and other income, net during the three months ended September 30, 2021 and 2020 and was ($3.8) million and $0.1 million, respectively. The decrease during the three months ended September 30, 2021 is attributable to a loss on the equity investment, partially offset by an unrealized gain on notes receivable.

Income Taxes

We recorded an income tax benefit of $0.5 million during the three months ended September 30, 2021 compared to no provision for the three months ended September 30, 2020. The increase was due to acquired entity operations during the three months ended September 30, 2021.

We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate, except for Germany. We continue to assess our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecast results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in a single, or multiple, taxing jurisdictions, a reversal of the related portion of our existing valuation allowances may occur.

Comparison of the nine months ended September 30, 2021 and September 30, 2020

Revenue

The following table presents the revenue of each of our revenue streams, as well as the percentage of total revenue and change from the prior year.

	For the Nine Months Ended September 30,				Change in
	2021		2020		Revenues
(Dollars in thousands)	Revenue	% of Total	Revenue	% of Total	$	%
Product Revenue	$51,820	93%	$6,113	75%	$45,707	748%
Service Revenue	3,908	7%	1,988	25%	1,920	97%
Total Revenue	$55,728	100%	$8,101	100%	$47,627	588%

Total revenue for the nine months ended September 30, 2021 and September 30, 2020 was $55.7 million and $8.1 million, respectively, an increase of $47.6 million, or 588%. The increase in total revenue was attributable to an increase in revenue from both products and services.

We sold more products during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, leading to an approximately 750% increase in product revenue. This was primarily the result of an increase in unit shipments across a more varied product mix during the period and additional revenue in connection with acquisitions during the nine months ended September 30, 2021 compared to the same period in 2020. For the nine months ended September 30, 2020, we experienced decreased customer demand and longer sales cycles resulting from the COVID-19 pandemic. Additionally, as a result of customer facilities closures associated with the COVID-19 pandemic, we experienced delays in shipments and installation as well as decreased utilization of our installed products, leading to a decrease in sales of consumable materials.

Services revenue increased during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to an increase in support and installation revenue from increased shipments during the period.

The following table presents revenue by geographic region, as well as the percentage of total revenue and change from the prior period.

	For the Nine Months Ended September 30,				Change in
	2021		2020		Revenues
(Dollars in thousands)	Revenue	% of Total	Revenue	% of Total	$	%
Americas	$36,522	66%	$3,334	41%	$33,188	995%
EMEA	12,249	22%	3,299	41%	8,950	271
APAC	6,957	12%	1,468	18%	5,489	374
Total Revenue	$55,728	100%	$8,101	100%	$47,627	588%

Total revenue increased during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020, due to an increase in unit shipments in all regions across a more varied product mix and additional revenue in connection with acquisitions. Overall, there was an increased customer demand during the period ended September 30, 2021. Customer demand was lower during the nine months ended September 30, 2020 as a result of the COVID-19 pandemic.

Cost of Sales

Total cost of sales during the nine months ended September 30, 2021 and September 30, 2020 was $50.0 million and $21.5 million, respectively, an increase of $28.5 million or 133%. The increase in total cost of sales was driven primarily by an increase in product cost of sales, which resulted from greater product sales. Additionally, costs of sales increased $5.8 million due to amortization from intangible assets acquired through acquisitions that are included in cost of sales.

Gross Loss and Gross Margin

The following table presents gross loss by revenue stream, as well as change in gross loss dollars from the prior period.

	For the Nine Months Ended September 30,		Change in Gross
	2021	2020	Profit

(Dollars in thousands)	Gross Profit (Loss)		$	%
Products	$5,393	$(12,032)	$17,425	145%
Services	347	(1,377)	1,724	125%
Total	$5,740	$(13,409)	$19,149	143%

Total gross profit (loss) during the nine months ended September 30, 2021 and September 30, 2020 was $5.7 million and ($13.4) million, respectively. The increase in gross profit (loss) of $19.1 million is driven by increased revenue to compared to fixed costs and a more favorable product mix sold, including products in connection with acquisitions, during the nine months ended September 30, 2021 compared to the same period in 2020.

The following table presents gross margin by revenue stream, as well as the change in gross margin from the prior period.

			Change in Gross
	For the Nine Months Ended September 30,		Margin
	2021	2020	Percentage

	Gross Margin		Points	%
Products	10%	(197)%	2.07	105%
Services	9%	(69)%	0.78	113%
Total	10%	(166)%	1.76	106%

Total gross margin for the nine months ended September 30, 2021 and September 30, 2020 was 10% and (166)%, respectively. The increase in total gross margin was primarily due to the increase in gross margin from our product revenue, which resulted from a lower product cost for units shipped in the nine months ended September 30, 2021 as compared to nine months ended September 30, 2020. In addition, we incurred significant charges in product cost of goods sold related to obsolete inventory parts in the nine months ended September 30, 2020; similar charges were not incurred in the nine months ended September 30, 2021.

Research and Development

Research and development expenses during the nine months ended September 30, 2021 and 2020 were $45.8 million and $31.4 million, respectively, an increase of $14.4 million, or 46%. The increase in research and development expenses was due in part to 2021 acquisitions, which added $5.1 million, mainly due to amortization of acquired technology. Additionally, compensation costs increased $6.9 million, of which $5.0 million relates to equity compensation and $1.9 million relates to payroll costs, due to headcount growth. Finally, engineering consulting costs increased due to continued investments in new product development.

Sales and Marketing

Sales and marketing expenses during the nine months ended September 30, 2021 and 2020 were $29.6 million and $10.0 million, respectively, an increase of $19.6 million, or 196%. The increase in sales and marketing expenses was primarily due to increased expense related to acquired entities of $7.1 million. In addition to acquisitions, compensation costs increased $6.5 million, of which $1.9 million relates to equity compensation costs and $4.6 million relates to payroll costs, due to headcount growth and higher commissions expenses in line with the increase in sales. Additionally, there was growth in marketing program spend driven primarily by the commercialization of new products and related marketing efforts.

General and Administrative

General and administrative expenses during the nine months ended September 30, 2021 and 2020 were $46.8 million and $11.0 million, respectively, an increase of $35.8 million, or 325%. The increase in general and administrative expenses was primarily due to $13.7 million of professional fees incurred as a result of merger and acquisition activity and costs related to operating as a public company. Additionally, compensation costs increased by $8.9 million, of which $4.3 million relates to equity compensation and $4.6 million relates to payroll costs, related to hiring to support public company requirements . Finally, director and officer insurance expense increased by $3.0 million as a public company.

In-Process Research and Development Assets Acquired

In-process research and development assets acquired during the nine months ended September 30, 2021 were $25.6 million, compared to no expense for in-process research and development assets acquired during the nine months ended September 30, 2020. The increase is attributable to the Beacon Bio and Meta Additive acquisitions, in which we paid $25.6 million in cash and share consideration, inclusive of transaction costs. As the acquired in-process research and development assets were deemed to have no current or alternative future use, the entire amount was recognized as expense in the consolidated statement of operations for the three months ended September 30, 2021.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability during the nine months ended September 30, 2021 and 2020, were a $56.6 million loss and $0, respectively. The decrease in fair value is the result of the remeasurement of the Private Placement Warrant liability prior to the cashless exercise of the Private Placement Warrants. The warrant liability increased $56.6 million as a result of the remeasurement, which resulted in the $56.6 million loss. As of March 2, 2021, all Private Placement Warrants were exercised and there was no outstanding warrant liability.

Interest Expense

Interest expense during the nine months ended September 30, 2021 and 2020 was $0.1 million and $0.2 million, respectively, a decrease of $0.1 million. Interest expense decreased primarily due to the payoff of the term loan in June 2021.

Interest and Other Income, Net

Interest and other income, net during the nine months ended September 30, 2021 and 2020 and was ($3.2) million and $1.0 million, respectively, a decrease of $4.2 million, or 420%. Interest income decreased primarily due to a loss on the equity investment, partially offset by an unrealized gain on notes receivable.

Income Taxes

We recorded an income tax benefit of $32.8 million during the nine months ended September 30, 2021 compared to no provision for the nine months ended September 30, 2020. The increase was due to the partial release of the valuation allowance related to the deferred tax liability acquired in the EnvisionTEC and Adaptive 3D acquisitions.

We have provided a valuation allowance for all of our deferred tax assets as a result of our historical net losses in the jurisdictions in which we operate, except for Germany. We continue to assess our future taxable income by jurisdiction based on our recent historical operating results, the expected timing of reversal of temporary differences, various tax planning strategies that we may be able to enact in future periods, the impact of potential operating changes on our business and our forecast results from operations in future periods based on available information at the end of each reporting period. To the extent that we are able to reach the conclusion that deferred tax assets are realizable based on any combination of the above factors in a single, or multiple, taxing jurisdictions, a reversal of the related portion of our existing valuation allowances may occur.

Non-GAAP Financial Information

In addition to our results determined in accordance with GAAP, we believe the below non-GAAP financial measures are useful in evaluating our operational performance. We use this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

The non-GAAP financial information excludes, as applicable, stock-based compensation expense, amortization of acquired intangible assets included in cost of sales, acquisition-related and other transactional charges included in general and administrative expense, and change in fair value of warrant liability. These items are normally included in the comparable measures calculated and presented in accordance with GAAP. Our management excludes these items when evaluating our ongoing performance and/or evaluating earnings potential, and therefore excludes them when presenting non-GAAP financial measures. Management uses non-GAAP financial measures to supplement our GAAP results.

Stock-based compensation is a non-cash expense relating to stock-based awards issued to executive officers, employees, and outside directors, consisting of options and restricted stock units. We exclude this expense because it is a non-cash expense and we assess our internal operations excluding this expense and believe it facilitates comparisons to the performance of other companies in our industry.

Amortization of acquired intangible assets is a non-cash expense that is impacted by the timing and magnitude of our acquisitions. We believe the assessment of our operations excluding these costs is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

Acquisition-related and other transactional charges included in general and administrative expenses are direct costs related to potential and completed acquisitions, including transaction fees, due diligence costs, severance, professional fees, and integration activities. Other transactional charges include third-party costs related to structuring unusual transactions. The occurrence and amount of these costs will vary depending on the timing and size of acquisitions. We believe excluding acquisition-related costs facilitates the comparison of our financial results to our historical operating results and to other companies in our industry.

In-process research and development assets acquired are direct costs related to assets acquisitions where the intangible assets acquired were determined to have no alternative future use. This is a non-recurring expense and we believe excluding acquired in-process research and development facilitates the comparison of our financial results to our historical operating results and to other companies in our industry.

Change in fair value of investments is a non-cash gain or loss impacted by the change in fair value of convertible debt instruments and the equity investment. We believe the assessment of our operations excluding this activity is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

Change in fair value of warrant liability is a non-cash gain or loss impacted by the fair value of the Private Placement Warrants. We believe the assessment of our operations excluding this activity is relevant to our assessment of internal operations and to comparisons with the performance of other companies in our industry.

We use the below non-GAAP financial measures, and we believe that they assist our investors, to make period-to-period comparisons of our operational performance because they provide a view of our operating results without items that are not, in our view, indicative of our core operating results. We believe that these non-GAAP financial measures help illustrate underlying trends in our business, and we use the measures to establish budgets and operational goals for managing our business and evaluating our performance. We believe that providing non-GAAP financial measures also affords investors a view of our operating results that may be more easily compared to the results of other companies in our industry that use similar financial measures to supplement their GAAP results.

The items excluded from the non-GAAP financial measures often have a material impact on our financial results and such items often recur. Accordingly, the non-GAAP financial measures included in this Quarterly Report on Form 10-Q should be considered in addition to, and not as a substitute for, the comparable measures prepared in accordance with GAAP. The following tables reconcile each of these non-GAAP financial measures to its most closely comparable GAAP measure in our financial statements for the three and nine months ended September 30, 2021 and 2020:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2021	2020	2021	2020
GAAP gross margin	$3,955	$(2,301)	$5,740	$(13,409)
Stock-based compensation included in cost of sales	341	68	587	220
Amortization of acquired intangible assets included in cost of sales	2,515	—	5,841	—
Non-GAAP gross margin	$6,811	$(2,233)	$12,168	$(13,189)

GAAP operating loss	$(63,594)	$(19,453)	$(142,049)	$(65,769)
Stock-based compensation	9,951	1,894	16,167	4,227
Amortization of acquired intangible assets included in cost of sales	2,515	—	5,841	—
Amortization of acquired intangible assets included in operating expenses	2,089	160	5,330	484
Acquisition-related and other transactional charges included in general and administrative expenses	5,675	—	13,786	—
In-process research and development assets acquired	15,181	—	25,581	—
Non-GAAP operating loss	$(28,183)	$(17,399)	$(75,344)	$(61,058)

GAAP net loss	$(66,879)	$(19,457)	$(169,167)	$(65,027)
Stock-based compensation	9,951	1,894	16,167	4,227
Amortization of acquired intangible assets included in cost of sales	2,515	—	5,841	—
Amortization of acquired intangible assets included in operating expenses	2,089	160	5,330	484
Acquisition-related and other transactional charges included in general and administrative expenses	5,675	—	13,786	—
In-process research and development assets acquired	15,181	—	25,581	—
Change in fair value of investments	4,204	—	4,186	—
Change in fair value of warrant liability	—	—	56,576	—
Non-GAAP net loss	$(27,264)	$(17,403)	$(41,700)	$(60,316)

We define “EBITDA” as net loss plus net interest income, provision for income taxes, depreciation and amortization expense.

We define “Adjusted EBITDA” as EBITDA adjusted for change in fair value of warrant liability, stock-based compensation expense, warrant expense and transaction costs associated with acquisitions.

We believe that the use of EBITDA and Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing, capital expenditures, and non-cash expenses such as stock-based compensation and warrants, and provides investors with a means to compare our financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware when evaluating EBITDA and Adjusted EBITDA that we may incur future expenses similar to those excluded when calculating these measures. In addition, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Our computation of these measures, especially Adjusted EBITDA, may not be comparable to other similarly titled measures computed by other companies because not all companies calculate these measures in the same fashion.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net loss to EBITDA and Adjusted EBITDA below and not rely on any single financial measure to evaluate our business.

The following table reconciles net loss to EBITDA and Adjusted EBITDA during the three and nine months ended September 30, 2021:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2021	2020	2021	2020
Net loss attributable to common stockholders	$(66,879)	$(19,457)	$(169,167)	$(65,027)
Interest (income) expense, net	(104)	12	(286)	(651)
Income tax benefit	(523)	—	(32,761)	—
Depreciation and amortization	6,488	2,050	15,576	6,525
In-process research and development assets acquired	15,181	—	25,581	—
EBITDA	(45,837)	(17,395)	(161,057)	(59,153)
Change in fair value of warrant liability	—	—	56,576	—
Change in fair value of investments	4,204	—	4,186	—
Stock compensation expense	9,951	1,895	16,167	4,228
Warrant expense	—	—	—	211
Transaction costs associated with acquisitions	5,675	—	13,786	—
Adjusted EBITDA	$(26,007)	$(15,500)	$(70,342)	$(54,714)

Liquidity and Capital Resources

We have incurred a net loss in each of our annual periods since our inception. We incurred net losses of $169.2 million and $65.0 million during the nine months ended September 30, 2021 and 2020, respectively. As of September 30, 2021, we had $423.9 million in cash, cash equivalents, and short-term investments. We completed the Business Combination in December 2020, receiving $534.6 million net cash proceeds as a result of the transaction. Additionally, during the nine months ended September 30, 2021, we received $170.7 million in net cash proceeds from the exercise of public warrants. We expect both to support our operations and investments in the near term.

Since inception, we have received cumulative net proceeds from the Business Combination and the sale of our preferred and common stock of $973.4 million to fund our operations. As of September 30, 2021, our principal sources of liquidity were our cash, cash equivalents, and short-term investments of $423.9 million which are principally invested in money market funds and fixed income instruments.

In June 2018, we entered into a three-year, $20.0 million term loan, which provided $10.0 million immediately with the remaining principal balance available to be drawn in up to three draws of not less than $2.0 million for 12 months from close of the facility. We entered into this loan to fund capital expenditures associated with our corporate office. The loan was repaid in full in June 2021.

In April 2020, we received loan proceeds in the amount of approximately $5.4 million under the Paycheck Protection Program, or the “PPP”. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses. We repaid the loan in full on May 13, 2020.

In connection with the acquisition of EnvisionTEC, we acquired $1.2 million in PPP loans. Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of the loan which is dependent upon the Company having initially qualified for the loan. Furthermore, the loan is subject to forgiveness to the extent loan proceeds are used for payroll costs, certain rents, utilities, and mortgage interest expense. The PPP loan has a maturity date of April 3, 2022 and an interest rate of 1%. Principal and interest are payable monthly commencing on a date determined by the lender following the determination of the amount of the PPP loan to be forgiven or potentially earlier, as determined under applicable Small Business Administration rules. The outstanding borrowings may be prepaid by the Company at any time prior to maturity with no prepayment penalties. On May 14, 2021, the outstanding loan balance was communicated as forgiven. There was no outstanding PPP loan balance for EnvisionTEC as of September 30, 2021.

In connection with the acquisition of Adaptive 3D, we acquired $0.3 million in PPP loans. As of September 30, 2021, $0.3 million of the PPP loans is classified as a current liability on the consolidated balance sheet. Subsequent to September 30, 2021, $0.3 million of the loan was forgiven, and an immaterial loan remains outstanding.

In connection with the acquisition of Dental Arts Labs, we acquired $3.4 million in PPP loans. On September 30, 2021, the entire balance of PPP loans was forgiven. There was no outstanding PPP loan balance for Dental Arts Labs as of September 30, 2021.

In connection with the acquisition of Dental Arts Labs, we acquired a thirteen-month equipment financing agreement, or the Financing Agreement, in the amount of $0.5 million. The Financing Agreement provides for an advance payment of $0.5 million to secure equipment. Payments are made monthly under the Financing Agreement. As of September 30, 2021, we had made immaterial payments on the Financing Agreement. The Financing Agreement will mature in June 2023.

In connection with the acquisition of A.I.D.R.O., we acquired three loans, the Bank Loans, totaling $1.1 million in aggregate. The Bank Loans have term of 4.5 years and mature from September 2024 through September 2025, with interest rates ranging from 1.70% to 2.10%. Payments of principal and interest are made quarterly. As of September 30, 2021, we had paid $0.2 million and $0.9 million remains outstanding.

We believe that our existing capital resources will be sufficient to support our operating plan and cash commitments for at least the next 12 months. As of September 30, 2021, we had $131.7 million in cash and cash equivalents, and $292.3 million in short-term liquid investments. This liquid asset balance significantly exceeds our current liabilities of $49.8 million as of the same date. If we anticipate that our actual results will differ from our operating plan, we believe we have sufficient capabilities to enact cost savings measures to preserve capital.

We expect net losses to continue in connection with our ongoing activities, particularly as we continue to invest in commercialization and new product development. Additionally, we may engage in future acquisitions which may require additional capital.

Cash Flows

Since inception, we have primarily used proceeds from the Business Combination, issuances of preferred stock and debt instruments to fund our operations and complete acquisitions. The following table sets forth a summary of cash flows for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended
	September 30,
(Dollars in thousands)	2021	2020
Net cash used in operating activities	$(110,059)	$(58,927)
Net cash (used in) provided by investing activities	(407,122)	30,267
Net cash provided by (used in) financing activities	165,452	(145)
Net change in cash, cash equivalents, and restricted cash	$(351,729)	$(28,805)

Operating Activities

Net cash used in operating activities was $110.1 million for the nine months ended September 30, 2021, primarily consisting of $169.2 million of net losses, adjusted for non-cash items, which primarily included loss on change in fair value of warrant liability of $56.6 million, acquisition of in-process research and development of $25.6 million, depreciation and amortization expense of $15.6 million and stock-based compensation expense of $16.2 million, as well as a $33.8 million increase in cash consumed by working capital. The increase in cash consumed by working capital was primarily driven by an increase in certain assets including accounts receivable, inventory and prepaid expenses and other current assets, alongside a decrease in certain liabilities including accounts payable, customer deposits, and deferred revenue. This increase in cash consumed by working capital was partially offset by a decrease in certain assets including prepaid expenses and other current assets and an increase in certain liabilities including accrued expenses and other current liabilities.

Net cash used in operating activities was $58.9 million for the nine months ended September 30, 2020, primarily consisting of $65.0 million of net losses, adjusted for certain non-cash items, which primarily included depreciation and amortization expense of $6.2 million and stock-based compensation expense of $4.2 million, as well as a $5.0 million increase in cash consumed by working capital. The increase in cash consumed by working capital was primarily driven by an increase in certain assets including inventory and a decrease in certain liabilities including accounts payable, inventory, and deferred revenue. This increase in cash consumed by working capital was partially offset by a decrease in certain assets including accounts receivable and prepaid expenses and other current assets and an increase in certain liabilities including accrued expenses and other current liabilities.

Investing Activities

Net cash used in investing activities was $407.1 million for the nine months ended September 30, 2021, primarily consisting of purchases of marketable securities of $330.9 million, offset by proceeds from sales and maturities of marketable securities of $163.9 million. We also paid $191.9 million for acquisitions, and $21.2 million to acquire in-process research and development, net of cash acquired. We invested $20.0 million in an equity investment and $3.6 million in other investments, and purchased $4.1 million of property and equipment.

Net cash provided by investing activities was $30.3 million for the nine months ended September 30, 2020, primarily consisting of proceeds from sales and maturities of marketable securities of $94.1 million, partially offset by purchases of marketable securities of $62.8 million, as well as purchases of property and equipment for $1.0 million.

Financing Activities

Net cash provided by financing activities was $165.5 million for the nine months ended September 30, 2021, consisting primarily of $170.6 million in proceeds from the exercise of public warrants and $5.2 million in proceeds from the exercise of stock options, offset by the repayment of the term loan for $10.0 million.

Net cash used in financing activities was $0.1 million for the September 30, 2020, consisting primarily of deferred financing costs paid of $0.4 million, partially offset by $0.3 million in proceeds from the exercise of stock options of proceeds from the exercise of stock options.

Critical Accounting Policies and Significant Estimates

Other than as described below, there were no material changes in the first nine months of 2021 to the information provided under the heading “Critical Accounting Policies and Estimates” included in our Annual Report on Form 10-K/A for the year ended December 31, 2020.

Business Combinations

We account for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at their respective estimated fair values as of the acquisition date. The excess of the fair value of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. While we use our best estimates and judgments, our estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. We continue to collect information and reevaluate these estimates and assumptions quarterly and record any adjustments to our preliminary estimates to goodwill provided that we are within the measurement period.

The judgments made in determining the estimated fair value assigned to the assets acquired, as well as the estimated useful life of each asset, can materially impact the consolidated statements of operations of the periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the asset becomes impaired in the future. In determining the estimated fair value for intangible assets, we typically utilize the income approach, which discounts the projected future net cash flow using a discount rate deemed appropriate by management that reflects the risks associated with such projected future cash flow. Significant estimates and assumptions include revenue growth rates, royalty rates, discount rates, and tax amortization benefit. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements and do not utilize any “structured debt,” “special purpose” or similar unconsolidated entities for liquidity or financing purposes.

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements is included in “Note 2. Summary of Significant Accounting Policies” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks from fluctuations in interest rates and foreign currency translation, which may adversely affect our results of operations and financial condition. We seek to minimize these risks through regular operating and financing activities and, if we consider it to be appropriate, through the use of derivative financial instruments. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents and short-term investment portfolio. Our investment strategy is focused on preserving capital and supporting our liquidity requirements, while earning a reasonable market return. We invest in a variety of U.S. government securities, corporate debt securities, asset-backed securities, and commercial paper. The market value of our marketable securities may decline if current market interest rates rise. As of September 30, 2021, the fair value of our cash, cash equivalents, and short-term investments was $423.9 million. A 10% change in interest rates would have an immaterial impact on the fair value of our investment portfolio. Our marketable securities are recorded at fair value, and gains and losses from these securities are recognized within other comprehensive income as they occur.

Foreign Currency Risk

The majority of our operations in Europe use the local currency as the functional currency. We translate the financial statements of the operations in Europe to United States dollars and as such we are exposed to foreign currency risk. Currently, we do not use foreign currency forward contracts to manage exchange rate risk, as the amount subject to foreign currency risk is not material to our overall operations and results.

Item 4. Controls and Procedures

Background and Remediation of Material Weakness

In connection with our evaluation of disclosure controls and procedures covering our consolidated financial statements as of December 31, 2020, we identified material weaknesses in our internal control over financial reporting. We have concluded that material weaknesses exist in our evaluation of disclosure controls and procedures, including internal control over financial reporting, as we do not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting requirements of a public company. These material weaknesses primarily manifested in the improper segregation of duties relating to the recording of journal entries and the reconciliation of key accounts, as well as the analysis of certain transactions and accounts, and the safeguarding of assets. We identified an additional material weakness related to the design and operating effectiveness of controls over our accounting for significant and complex accounting matters.

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediate the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

●	the hiring and continued hiring of additional accounting, finance and legal resources with public company experience; and
●	implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts.

These actions and planned actions are subject to ongoing evaluation by management and will require testing and validation of design and operating effectiveness of internal controls over financial reporting over future periods. We are committed to the continuous improvement of our internal control over financial reporting and will continue to review the internal controls over financial reporting.

Evaluation of Disclosure Controls and Procedures

Under the supervision of our Chief Executive Officer and Chief Financial Officer, our management has evaluated the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are not effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities and Exchange Act is recorded, processed, summarized and reported as and when required.

Notwithstanding these material weaknesses noted above, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our financial statements included in this Quarterly Report on Form 10-Q present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States of America.

Changes in Internal Control Over Financial Reporting

We acquired Dental Arts Labs on July 30, 2021, A.I.D.R.O. on September 7, 2021, and Meta Additive on September 9, 2021. We are in the process of integrating these acquisitions, as well as EnvisionTEC, into our system of internal control over financial reporting. Except for the material weaknesses noted above and the acquisitions of Dental Arts Labs, A.I.D.R.O. and Meta Additive, there were no changes to our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Internal Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, within the Company have been or will be detected.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal and administrative proceedings arising in the ordinary course of business. Some of these claims, lawsuits and other proceedings may involve highly complex issues that are subject to substantial uncertainties, and could result in damages, fines, penalties, non-monetary sanctions or relief. We recognize provisions for claims or pending litigation when we determine that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any current legal proceedings will have a material adverse impact on the Company’s condensed consolidated financial statements.

Item 1A. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks. Below is a summary of the principal factors that could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found under the heading “Risk Factors” immediately following this section and should be carefully considered, together with other information in this Quarterly Report on Form 10-Q and our other filings with the SEC, before making an investment decision regarding our Class A common stock.

●	We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.
●	As part of our growth strategy, we intend to acquire or make investments in other businesses, patents, technologies, products or services. Our efforts to do so, or our failure to do so successfully could disrupt our business and have an adverse impact on our financial condition.
●	We may experience difficulties in integrating the operations of acquired companies into our business and in realizing the expected benefits of these acquisitions.
●	We may experience significant delays in the design, production and launch of our additive manufacturing solutions, and we may be unable to successfully commercialize products on our planned timelines.
●	If demand for our products does not grow as expected, or if market adoption of additive manufacturing does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.
●	The additive manufacturing industry in which we operate is characterized by rapid technological change, which requires us to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of our products.
●	Future sales, or the perception of future sales, of our Class A common stock by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline.

●	We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

Risk Factors

Our business is subject to numerous risks. You should carefully consider the risks and uncertainties described below and the other information in this Quarterly Report on Form 10-Q before making an investment decision regarding our Class A common stock. Our business, financial condition, results of operations, or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our Class A common stock could decline, and you could lose all or part of your investment. This Quarterly Report on Form 10-Q also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Need for Additional Capital

We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We experienced net losses in each year from our inception, including net losses of $90.4 million and $103.6 million for the years ended December 31, 2020 and 2019, respectively. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, in particular across our research and development efforts and sales and marketing programs. These investments may not result in increased revenue or growth in our business.

In addition, as a public company, we incur significant additional legal, accounting and other expenses that we did not incur as a private company. As we acquire and integrate private companies, we will also incur additional legal, accounting and other expenses. These increased expenditures may make it harder for us to achieve and maintain future profitability. Revenue growth and growth in our customer base may not be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. While we have generated revenue in the past, we have only recently begun commercial shipments of several of our announced additive manufacturing solutions, some of which are expected to generate a substantial portion of our revenue going forward, and it is difficult for us to predict our future operating results. We may incur significant losses in the future for a number of reasons, including due to the other risks described in this Quarterly Report on Form 10-Q, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and rapid growth makes evaluating our current business and future prospects difficult and may increase the risk of your investment.

Much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects, as we continue to grow our business. Our ability to forecast our future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, as we continue to grow our business. If our assumptions regarding these uncertainties, which we use to plan our business, are incorrect or change in reaction to changes in our markets, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our business could suffer, and the trading price of our stock may decline. We intend to derive a substantial portion of our revenues from the sales of a number of products which began commercial shipments in late 2020, and we continue to develop additional products which are in the late stages of development and scheduled to begin commercial shipments in the second half of 2021. There are no assurances that we will be able to secure future business with customers or that such products will begin commercial shipments on our planned timelines.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected.

Our operating results and financial condition may fluctuate from period to period.

Our operating results and financial condition fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Both our business and the additive manufacturing industry are changing and evolving rapidly, and our historical operating results may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our Class A common stock will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including:

●	the degree of market acceptance of our products and services;
●	our ability to compete with competitors and new entrants into our markets;
●	the mix of products and services that we sell during any period;
●	the timing of our sales and deliveries of our products to customers;
●	the geographic distribution of our sales;
●	changes in our pricing policies or those of our competitors, including our response to price competition;
●	changes in the amount that we spend to develop and manufacture new products or technologies;
●	changes in the amounts that we spend to promote our products and services;
●	changes in the cost of satisfying our warranty obligations and servicing our installed customer base;
●	expenses and/or liabilities resulting from litigation;
●	delays between our expenditures to develop and market new or enhanced solutions and the generation of revenue from those solutions;
●	unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;
●	disruptions to our information technology systems or our third-party contract manufacturers;
●	general economic and industry conditions that effect customer demand;
●	the impact of the COVID-19 pandemic on our customers, suppliers, manufacturers and operations; and
●	changes in accounting rules and tax laws.

In addition, our revenues and operating results may fluctuate from quarter-to-quarter and year-to-year due to our sales cycle and seasonality among our customers. Generally, our additive manufacturing solutions are subject to the adoption and capital expenditure cycles of our customers. As a result, we typically conduct a larger portion of our business during the fourth quarter of our fiscal year relative to the other quarters. Additionally, for our more complex solutions, which may require customers to make additional facilities investment, potential customers may spend a substantial amount of time performing internal assessments prior to making a purchase decision. This may cause us to devote significant effort in advance of a potential sale without any guarantee of receiving any related revenues. As a result, revenues and operating results for future periods are difficult to predict with any significant degree of certainty, which could lead to adverse effects on our inventory levels and overall financial condition.

Due to the foregoing factors, and the other risks discussed in this Quarterly Report on Form 10-Q, you should not rely on quarter-over-quarter and year-over-year comparisons of our operating results as an indicator of our future performance.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new features or enhance our products, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds if our existing sources of cash and any funds generated from operations do not provide us with sufficient capital. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges and opportunities could be significantly impaired, and our business may be adversely affected.

Risks Related to Acquisitions

The failure to successfully integrate the businesses and operations of Desktop Metal and ExOne in the expected time frame may adversely affect the combined company’s future results.

In November 2021, we acquired The ExOne Company, or ExOne, pursuant to an Agreement and Plan of Merger dated August 12, 2021, or the ExOne Acquisition. We and ExOne have operated independently and there can be no assurances that the businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Desktop Metal or ExOne employees, the loss of customers, the disruption of our ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Desktop Metal and ExOne in order to realize the anticipated benefits of the ExOne Acquisition so the combined company performs as expected:

●	combining the companies’ operations and corporate functions;
●	combining the businesses of Desktop Metal and ExOne and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the ExOne Acquisition, the failure of which would result in the anticipated benefits of the ExOne Acquisition not being realized in the time frame currently anticipated or at all;
●	integrating personnel from the two companies, especially in the COVID-19 environment which has required many Desktop Metal employees and a portion of ExOne employees to work remotely in many locations;
●	integrating and unifying the offerings and services available to customers;
●	identifying and eliminating redundant and underperforming functions and assets;
●	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

●	maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;
●	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
●	consolidating the companies’ administrative and information technology infrastructure;
●	coordinating distribution and marketing efforts;
●	coordinating geographically dispersed organizations; and
●	effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

In addition, at times the attention of certain our management may be focused on the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to us, which may disrupt our ongoing business.

Following the ExOne Acquisition, we may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with us, which could have an adverse effect on our business and operations. Third parties may terminate or alter existing contracts or relationships with Desktop Metal or ExOne.

As a result of the ExOne Acquisition, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm our business and results of operations. Certain customers, suppliers or distributors may seek to terminate or modify contractual obligations whether or not contractual rights are triggered as a result of the ExOne Acquisition. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms. If any customers, suppliers or distributors seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then our business and results of operations may be harmed. Furthermore, we will not have long-term arrangements with many of the significant suppliers to the combined company. If suppliers were to seek to terminate or modify an arrangement with us, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

Prior to the closing of the ExOne Acquisition, Desktop Metal and ExOne also each had contracts with vendors, landlords, licensors and other business partners which may contain consent requirements or limitations applicable to such contracts as result of the ExOne Acquisition. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to our business.

The ExOne Acquisition may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our Class A common stock.

We currently anticipate that the ExOne Acquisition will be initially dilutive to our forecasted earnings per share on a standalone basis. This expectation is based on preliminary estimates, which may materially change. We may also have additional transaction-related costs, may fail to realize all of the benefits anticipated in the ExOne Acquisition or may be subject to other factors that affect preliminary estimates or our ability to realize operational efficiencies or other anticipated synergies. Any of these factors could cause a decrease in our earnings per share or decrease or delay the expected effect of the ExOne Acquisition and contribute to a decrease in the price of our Class A common stock.

Our future results following the ExOne Acquisition may be adversely impacted if we do not effectively manage our expanded operations.

As a result of the ExOne Acquisition, the size of our business is significantly larger than prior to the acquisition. Our ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. Our management may not be successful, and we may not realize the expected operating efficiencies, cost savings and other benefits that were anticipated from the ExOne Acquisition.

As part of our growth strategy, we intend to continue to acquire or make investments in other businesses, patents, technologies, products or services. Our efforts to do so, or our failure to do so successfully, could disrupt our business and have an adverse impact on our financial condition.

As part of our business strategy, we are acquiring and investing in other companies, patents, technologies, products and/or services. To the extent we seek to grow our business through acquisitions, we may not be able to successfully identify attractive acquisition opportunities or consummate any such acquisitions if we cannot reach an agreement on commercially favorable terms, if we lack sufficient resources to finance the transaction on our own and cannot obtain financing at a reasonable cost or if regulatory authorities prevent such transaction from being consummated. The identification of potential targets, negotiation with targets and due diligence may divert management’s attention from their day-to-day responsibilities and require the incurrence of related costs. In addition, competition for acquisitions in the markets in which we operate during recent years has increased, and may continue to increase, which may result in an increase in the costs of acquisitions or cause us to refrain from making certain acquisitions. We may not be able to complete future acquisitions on favorable terms, if at all.

If we do complete future acquisitions, we cannot assure you that they will ultimately strengthen our competitive position or that they will be viewed positively by customers, financial markets or investors. Furthermore, future acquisitions could pose numerous additional risks to our operations, including:

●	diversion of management’s attention from their day-to-day responsibilities;
●	unanticipated costs or liabilities associated with the acquisition;
●	incurrence of acquisition-related costs, which would be recognized as a current period expense;
●	problems integrating the purchased business, products or technologies;
●	challenges in achieving strategic objectives, cost savings and other anticipated benefits;
●	inability to maintain relationships with key customers, suppliers, vendors and other third parties on which the purchased business relies;
●	the difficulty of incorporating acquired technology and rights into our platform and of maintaining quality and security standards consistent with our brand;
●	difficulty in maintaining controls, procedures and policies during the transition and integration;
●	challenges in integrating the new workforce and the potential loss of key employees, particularly those of the acquired business; and
●	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition.

If we proceed with a particular acquisition, we may have to use cash, issue new equity securities with dilutive effects on existing shareholders, incur indebtedness, assume contingent liabilities or amortize assets or expenses in a manner that might have a material adverse effect on our financial condition and results of operations. Acquisitions will also require us to record certain acquisition-related costs and other items as current period expenses, which would have the effect of reducing our reported earnings in the period in which an acquisition is consummated. In addition, we could also face unknown liabilities or write-offs due to our acquisitions, which could result in a significant charge to our earnings in the period in which they occur. We will also be required to record goodwill or other long-lived asset impairment charges (if any) in the periods in which they occur, which could result in a significant charge to our earnings in any such period.

Achieving the expected returns and synergies from future acquisitions will depend, in part, upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our product lines in an efficient and effective manner. We cannot assure you that we will be able to do so, that our acquired businesses will perform at levels and on the timelines anticipated by our management or that we will be able to obtain these synergies. In addition, acquired technologies and intellectual property may be rendered obsolete or uneconomical by our own or our competitors’ technological advances. Management resources may also be diverted from operating our existing businesses to certain acquisition integration challenges. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of companies whose profit margins are less than those of our existing businesses.

We may experience difficulties in integrating the operations of acquired companies into our business and in realizing the expected benefits of these acquisitions.

Acquisition involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations. The success of recent acquisitions will depend in part on our ability to realize the anticipated business opportunities from combining the operations of acquired companies with our business in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the acquisitions, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of acquired companies with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the acquisitions, and our business, results of operations and financial condition could be materially and adversely affected.

We have incurred significant costs in connection with the recent acquisitions. The substantial majority of these costs are non-recurring acquisition expenses. These non-recurring costs and expenses are reflected in the unaudited pro forma condensed combined financial information included in this Quarterly Report on Form 10-Q. We may incur additional costs in the integration of acquired companies, and may not achieve cost synergies and other benefits sufficient to offset the incremental costs of these acquisitions.

Risks Related to Our Business and Industry

We may experience significant delays in the design, production and launch of our additive manufacturing solutions, and we may be unable to successfully commercialize products on our planned timelines.

Several of our announced additive manufacturing solutions are yet to be commercially released. There are often delays in the design, testing, manufacture and commercial release of new products, and any delay in the launch of our products could materially damage our brand, business, growth prospects, financial condition and operating results. Even if we successfully complete the design, testing and manufacture for one or all of our products under development, we may fail to develop a commercially successful product on the timeline we expect for a number of reasons, including:

●	misalignment between the products and customer needs;
●	lack of innovation of the product;
●	failure of the product to perform in accordance with the customer’s industry standards;
●	ineffective distribution and marketing;
●	delay in obtaining any required regulatory approvals;
●	unexpected production costs; or
●	release of competitive products.

Our success in the market for the products we develop will depend largely on our ability to prove our products’ capabilities in a timely manner. Upon demonstration, our customers may not believe that our products and/or technology have the capabilities they were designed to have or that we believe they have. Furthermore, even if we do successfully demonstrate our products’ capabilities, potential customers may be more comfortable doing business with another larger and more established company or may take longer than expected to make the decision to order our products. Significant revenue from new product investments may not be achieved for a number of years, if at all. If the timing of our launch of new products and/or of our customers’ acceptance of such products is different than our assumptions, our revenue and results of operations may be adversely affected.

We may experience significant delays or other obstacles in the design, production, launch and/or maintenance of produced parts offerings, and we may be unable to successfully commercialize said offerings.

We are building out a produced parts offering for customers, and produced parts is an existing offering of some of our recently-acquired businesses, which may present similar challenges to those outlined above with respect to the design, production, and launch of new additive manufacturing solutions. We have a limited history operating in the direct manufacturing and produced parts businesses, and as a result we may face challenges in delivering parts that meet customer specifications, both on time and cost-effectively. Additionally, our produced parts in the healthcare and dental industry may be subject to regulatory approvals and controls, which may delay the design, production or launch of products. Further, we may experience delays or challenges in designing, developing or selling produced parts. In particular, for produced parts, we may fail to develop a commercially successful offering if we are unable to meet customer needs or industry standards, if we fail to meet customer price expectations, or if our marketing and distribution strategy proves ineffective. If we are unsuccessful in establishing such an offering, sales of our additive manufacturing solutions and our overall operating results could suffer.

Our business activities may be disrupted due to the ongoing impact of the COVID-19 pandemic.

We face various risks and uncertainties related to the ongoing impact of the COVID-19 pandemic, including the delta variant, recent resurgences, public health measures and related government-imposed restrictions. The COVID-19 pandemic has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital. Government-enforced travel bans and business closures around the world have significantly impacted our ability to sell, install and service our additive manufacturing systems at customers around the world. It has, and may continue to, disrupt our third-party contract manufacturers and supply chain. We currently anticipate customer payment delays for our products which could negatively impact our results of operations. We also expect some delays in installation of our products at customers’ facilities, which could lead to postponed revenue recognition for those transactions. In addition, installation delays could prevent us from achieving anticipated consumables revenues due to systems being put into operation later, or at lower utilization, than expected. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be adversely impacted.

If the COVID-19 pandemic continues for a prolonged duration, we or our customers may be unable to perform fully on our contracts, which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict and may include a further decline in the market prices of our products, risks to employee health and safety, risks for the deployment of our products and services and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health developments in any of our targeted markets may have a material and adverse effect on our business operations and results of operations.

Changes in our product mix may impact our gross margins and financial performance.

Our financial performance may be affected by the mix of products and services we sell during a given period. Our products are sold, and will continue to be sold, at different price points. Sales of certain of our products have, or are expected to have, higher gross margins than others. If our product mix shifts too far into lower gross margin products, and we are not able to sufficiently reduce the engineering, production and other costs associated with those products or substantially increase the sales of our higher gross margin products, our profitability could be reduced. Additionally, the introduction of new products or services may further heighten quarterly fluctuations in gross profit and gross profit margins due to manufacturing ramp-up and start-up costs. We may experience significant quarterly fluctuations in gross profit margins or operating income or loss due to the impact of the mix of products, channels or geographic areas in which we sell our products from period to period. Our financial performance also depends on the portion of our produced parts revenue supplied using additive manufacturing processes, which may enable higher gross margins and operational efficiencies as compared to conventional manufacturing technologies.

If we fail to meet our customers’ price expectations, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

Demand for our product lines is sensitive to price. We believe our competitive pricing has been an important factor in our results to date. Therefore, changes in our pricing strategies can have a significant impact on our business and ability to generate revenue. Many factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, demand for our products and product lines could be negatively impacted and our business and results of operations could suffer.

We use, and plan to continue using, different pricing models for different products. For example, we plan to use a hardware-as-a-service annual subscription pricing model for certain new products. Such pricing models are still relatively new to some of our customers and may not be attractive to them, especially in regions where they are less common. If customers resist such pricing models, our revenue may be adversely affected, and we may need to restructure the way in which we charge customers for our products. To date, while we have accepted orders for our Fiber solution with hardware-as-a-service annual subscription pricing, we have not recognized material revenue from such orders, or associated with our hardware-as-a-service annual subscription model in general.

Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.

Our business is subject to price competition. Such price competition may adversely affect our results of operation, especially during periods of decreased demand. Decreased demand also adversely impacts the volume of our systems sales. If our business is not able to offset price reductions resulting from these pressures, or decreased volume of sales due to contractions in the market, by improved operating efficiencies and reduced expenditures, then our operating results will be adversely affected.

Certain of our operating costs are fixed and cannot readily be reduced, which diminishes the positive impact of our restructuring programs on our operating results. To the extent the demand for our products slows, or the additive manufacturing market contracts, we may be faced with excess manufacturing capacity and related costs that cannot readily be reduced, which will adversely impact our financial condition and results of operations.

Our business model is predicated, in part, on building a customer base that will generate a recurring stream of revenues through the sale of our consumables and service contracts. If that recurring stream of revenues does not develop as expected, or if our business model changes as the industry evolves, our operating results may be adversely affected.

Our business model is dependent, in part, on our ability to maintain and increase sales of our proprietary consumables and service contracts as they generate recurring revenues. Existing and future customers of our systems may not purchase our consumables or related service contracts at the rate we expect for certain product lines or at the same rate at which customers currently purchase those consumables and services. In addition, our entry-level systems focused on low-volume production generally use a lower volume of consumables relative to our volume throughput systems focused on high-volume production. If our current and future customers purchase a lower volume of our consumable materials or service contracts, or if our entry-level systems represent an increasing percentage of our future installed customer base, resulting overall in lower purchases of consumables and service contracts on average than our current installed customer base or than we expect, our recurring revenue stream relative to our total revenues would be reduced and our operating results would be adversely affected.

If demand for our products does not grow as expected, or if market adoption of additive manufacturing does not continue to develop, or develops more slowly than expected, our revenues may stagnate or decline, and our business may be adversely affected.

The industrial manufacturing market, which today is dominated by conventional manufacturing processes that do not involve 3D printing technology, is undergoing a shift towards additive manufacturing. We may not be able to develop effective strategies to raise awareness among potential customers of the benefits of additive manufacturing technologies or our products may not address the specific needs or provide the level of functionality or economics required by potential customers to encourage the continuation of this shift towards additive manufacturing. If additive manufacturing technology does not continue to gain broader market acceptance as an alternative to conventional manufacturing processes, or does so more slowly than anticipated, or if the marketplace adopts additive manufacturing technologies that differ from our technologies, we may not be able to increase or sustain the level of sales of our products, and our operating results would be adversely affected as a result.

Reservations for our Production System P-50 solution may not convert to purchase orders.

Our Production System P-50 solution is in the late stages of development, and while select early customers are operational with initial versions of this solution, commercial shipments are not scheduled to begin until the fourth quarter of 2021 and may occur later or not at all. As a result, we have accepted reservations for the Production System P-50, most of which are accompanied by a financial deposit. Given the anticipated lead times between reservations and the date of delivery of the Production System P-50s, there is a risk that customers who have placed reservations may ultimately decide not to convert such reservations into purchase orders and take delivery of their reserved Production System P-50 due to potential changes in customer preferences, competitive developments or other factors. As a result, no assurance can be made that reservations will result in the purchase of our Production System P-50s, and any such failure to convert these reservations could harm our business, prospects, financial condition and operating results.

Defects in new products or in enhancements to our existing products that give rise to product returns or warranty or other claims could result in material expenses, diversion of management time and attention and damage to our reputation.

Our additive manufacturing solutions are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a machine has been used. This could result in delayed market acceptance of those products or claims from resellers, customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to our reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.

We attempt to include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.

The sale and support of our products entails the risk of product liability claims. Any product liability claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to retain existing customers or to fail to attract new customers.

Our operations could suffer if we are unable to attract and retain key management or other key employees.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management and other key personnel, including, in particular, our Co-Founder, Chief Executive Officer, and Chairman, Ric Fulop. Our executive team is critical to the management of our business and operations, as well as to the development of our strategy. Members of our senior management team may resign at any time. The loss of the services of any members of our senior management team, especially Mr. Fulop, could delay or prevent the successful implementation of our strategy or our commercialization of new applications for our systems or other products, or could otherwise adversely affect our ability to manage our company effectively and carry out our business plan. There is no assurance that if any senior executive leaves in the future, we will be able to rapidly replace him or her and transition smoothly towards his or her successor, without any adverse impact on our operations.

To support the continued growth of our business, we must also effectively recruit, hire, integrate, develop, motivate and retain additional new employees. High demand exists for senior management and other key personnel (including scientific, technical, engineering, financial and sales personnel) in the additive manufacturing industry, and there can be no assurance that we will be able to retain our current key personnel. We experience intense competition for qualified personnel. While we intend to continue to provide competitive compensation packages to attract and retain key personnel, some of our competitors for these employees have greater resources and more experience, making it difficult for us to compete successfully for key personnel. Moreover, new employees may not become as productive as we expect since we may face challenges in adequately integrating them into our workforce and culture. If we cannot attract and retain sufficiently qualified technical employees for our research product development activities, as well as experienced sales and marketing personnel, we may be unable to develop and commercialize new products or new applications for existing products. Furthermore, possible shortages of key personnel, including engineers, in the regions surrounding our Boston facility could require us to pay more to hire and retain key personnel, thereby increasing our costs. Since March 2020, we have had many employees working remotely to protect the health and safety of our employees, contractors, customers and visitors. We also shifted customer, industry and other stakeholder events to virtual-only experiences, and may similarly alter, postpone or cancel other events in the future. Given our limited history with remote operations, the long-term impacts are uncertain.

Departing employees’ knowledge of our business and industry can be extremely difficult to replace and provides their future employers with a competitive advantage. Where applicable law permits, we generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients while they work for us, and in some cases, for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. If we cannot demonstrate that our legally protectable interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

If we fail to grow our business as anticipated, our net sales, gross margin and operating margin will be adversely affected. If we grow as anticipated but fail to manage our growth and expand our operations accordingly, our business may be harmed and our results of operation may suffer.

Over the past several years, we have experienced rapid growth, and we are attempting to continue to grow our business substantially. To this end, we have made, and expect to continue to make, significant investments in our business, including investments in our infrastructure, technology, marketing and sales efforts. These investments include dedicated facilities expansion and increased staffing, both domestic and international. If our business does not generate the level of revenue required to support our investment, our net sales and profitability will be adversely affected.

Our ability to effectively manage our anticipated growth and expansion of our operations will also require us to enhance our operational, financial and management controls and infrastructure, human resources policies and reporting systems. These enhancements and improvements will require significant capital expenditures, investments in additional headcount and other operating expenditures and allocation of valuable management and employee resources. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all.

We may experience significant delays or obstacles to realizing the success of our newly-launched Desktop Health business line.

In March 2021, we launched our Desktop Health business, which aims to leverage our proprietary additive manufacturing technologies and materials to grow the market for existing applications in the healthcare and dental markets and identify, develop and/or commercialize future solutions for personalized patient care spanning dentistry, orthodontics, dermatology, orthopedics, cardiology, plastic surgery and printed regenerative tissues and grafts. This business operates in a highly competitive space which may make it difficult for us to implement business plans and expectations and identify and realize opportunities. In addition, this business and its technology, products, materials and applications may be subject to strict regulatory requirements in the United States and other countries. The regulatory approval or clearance process may be lengthy and costly, and regulatory requirements may impact the timing of, or our ability to, commercialize the regulated technology, products, materials and applications. The success of this business will also depend on our ability to attract, hire and retain qualified personnel, establish sales, marketing and distribution infrastructure, and establish and maintain supply and manufacturing relationships.

Our existing and planned global operations subject us to a variety of risks and uncertainties that could adversely affect our business and operating results. Our business is subject to risks associated with selling machines and other products in non-United States locations.

Our products and services are distributed in more than 65 countries around the world, and we derive a substantial percentage of our sales from these international markets. In 2020, we derived approximately 60% of our revenues from countries outside the United States. Accordingly, we face significant operational risks from doing business internationally.

Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. We incur currency transaction risks if we were to enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk. As we realize our strategy to expand internationally, our exposure to currency risks may increase. Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.

Other risks and uncertainties we face from our global operations include:

●	difficulties in staffing and managing foreign operations;
●	limited protection for the enforcement of contract and intellectual property rights in certain countries where we may sell our products or work with suppliers or other third parties;
●	potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;
●	costs and difficulties of customizing products for foreign countries;
●	challenges in providing solutions across a significant distance, in different languages and among different cultures;
●	laws and business practices favoring local competition;
●	being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;
●	specific and significant regulations, including the European Union’s General Data Protection Regulation, or GDPR, which imposes compliance obligations on companies who possess and use data of EU residents;
●	uncertainty and resultant political, financial and market instability arising from the United Kingdom’s exit from the European Union;
●	compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act;
●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
●	operating in countries with a higher incidence of corruption and fraudulent business practices;
●	changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;
●	potential adverse tax consequences arising from global operations;
●	seasonal reductions in business activity in certain parts of the world, particularly during the summer months in Europe and at year end globally;
●	rapid changes in government, economic and political policies and conditions; and
●	political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events.

In addition, additive manufacturing has been identified by the U.S. government as an emerging technology and is currently being further evaluated for national security impacts. We expect additional regulatory changes to be implemented that will result in increased and/or new export controls related to 3D printing technologies, components and related materials and software. These changes, if implemented, may result in our being required to obtain additional approvals and/or licenses to sell 3D printers in the global market.

Our failure to effectively manage the risks and uncertainties associated with our global operations could limit the future growth of our business and adversely affect our business and operating results.

In the future, some of our arrangements for additive manufacturing solutions may contain customer-specific provisions that may impact the period in which we recognize the related revenues under GAAP.

Some customers that purchase additive manufacturing solutions from us may require specific, customized factors relating to their intended use of the solution or the installation of the product in the customers’ facilities. These specific, customized factors are occasionally required by the customers to be included in our commercial agreements relating to the purchases. As a result, our responsiveness to our customers’ specific requirements has the potential to impact the period in which we recognize the revenue relating to that additive manufacturing system sale.

Similarly, some of our customers must build or prepare facilities to install a subset of our additive manufacturing solutions, and the completion of such projects can be unpredictable, which can impact the period in which we recognize the revenue relating to that additive manufacturing solution sale.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

We rely on our information technology systems to manage numerous aspects of our business, including to efficiently purchase products from our suppliers, provide procurement and logistic services, ship products to our customers, manage our accounting and financial functions, including our internal controls, and maintain our research and development data. Our information technology systems are an essential component of our business and any disruption could significantly limit our ability to manage and operate our business efficiently. A failure of our information technology systems to perform properly could disrupt our supply chain, product development and customer experience, which may lead to increased overhead costs and decreased sales and have an adverse effect on our reputation and our financial condition. In addition, during the COVID-19 pandemic, a substantial portion of our employees have conducted work remotely, making us more dependent on potentially vulnerable communications systems and making us more vulnerable to cyberattacks.

Although we take steps and incur significant costs to secure our information technology systems, including our computer systems, intranet and internet sites, email and other telecommunications and data networks, our security measures may not be effective, and our systems may be vulnerable to damage or interruption. Disruption to our information technology systems could result from power outages, computer and telecommunications failures, computer viruses, cyber-attack or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war, terrorism and usage errors by our employees.

Our reputation and financial condition could be adversely affected if, as a result of a significant cyber-event or otherwise:

●	our operations are disrupted or shut down;
●	our confidential, proprietary information is stolen or disclosed;
●	we incur costs or are required to pay fines in connection with stolen customer, employee or other confidential information;
●	we must dedicate significant resources to system repairs or increase cyber security protection; or
●	we otherwise incur significant litigation or other costs.

If our computer systems are damaged or cease to function properly, or, if we do not replace or upgrade certain systems, we may incur substantial costs to repair or replace them and may experience an interruption of our normal business activities or loss of critical data. Any such disruption could adversely affect our reputation and financial condition.

Additionally, some of the companies we acquire may not have the same level of information technology systems which may require that we invest significant resources to get those systems to the level of security we require.

We also rely on information technology systems maintained by third parties, including third-party cloud computing services and the computer systems of our suppliers for both our internal operations and our customer-facing infrastructure related to our additive manufacturing solutions. These systems are also vulnerable to the types of interruption and damage described above but we have less ability to take measures to protect against such disruptions or to resolve them if they were to occur. Information technology problems faced by third parties on which we rely could adversely impact our business and financial condition as well as negatively impact our brand reputation.

Our current levels of insurance may not be adequate for our potential liabilities.

We maintain insurance to cover our potential exposure for most claims and losses, including potential product and non-product related claims, lawsuits and administrative proceedings seeking damages or other remedies arising out of our commercial operations. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles. We may be faced with types of liabilities that are not covered under our insurance policies, such as environmental contamination or terrorist attacks, or that exceed our policy limits. Even a partially uninsured claim of significant size, if successful, could have an adverse effect on our financial condition.

In addition, we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all, our existing policies may be cancelled or otherwise terminated by the insurer, and/or the companies that we acquire may not be eligible for certain types or limits of insurance. Maintaining adequate insurance and successfully accessing insurance coverage that may be due for a claim can require a significant amount of our management’s time, and we may be forced to spend a substantial amount of money in that process.

Global economic, political and social conditions and uncertainties in the markets that we serve may adversely impact our business.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. A decline in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential customers. The economic uncertainty in Europe, the United States, India, China and other countries may cause end-users to further delay or reduce technology purchases.

We also face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors or other third parties on which we rely. If third parties are unable to supply us with required materials or components or otherwise assist us in operating our business, our business could be harmed.

For example, the possibility of an ongoing trade war between the United States and China may impact the cost of raw materials, finished products or components used in our products and our ability to sell our products in China. Other changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment could also adversely affect our business. In addition, the United Kingdom’s exit from the European Union on January 31, 2020 may result in the imposition of tariffs or other trade barriers that could have an adverse impact on our results of operation. Additionally, uncertainty surrounding this transition may have an effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

In connection with the Business Combination, we identified material weaknesses in our internal controls over financial reporting. Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

Following the Business Combination, our management has significant requirements for enhanced financial reporting and internal controls as a public company. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis or result in material misstatements in our consolidated financial statements, which could harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this Quarterly Report on Form 10-Q and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable NYSE listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.

In connection with the Business Combination, our management and auditors determined that material weaknesses existed in our internal control over financial reporting due to the fact that we had not completed an annual or quarterly close under a timeline that would be compatible with public company filing deadlines, and with our limited accounting department personnel, this may not be achievable. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While we have instituted plans to remediate the issue described above and continue to take remediation steps, including hiring additional personnel, including a vice president of accounting with public company experience, we continued to have a limited number of personnel with the level of GAAP accounting knowledge, specifically related to complex accounting transactions, commensurate with our financial reporting requirements.

Although we believe the hiring of additional accounting resources, implementation of additional reviews and processes requiring timely account reconciliations and analysis and implementation of processes and controls to better identify and manage segregation of duties will remediate the material weakness with respect to insufficient personnel, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our Class A common stock.

The additive manufacturing industry in which we operate is characterized by rapid technological change, which requires us to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of our products.

Our revenues are derived from the sale of additive manufacturing systems, produced parts, and consumables and services. We have encountered and will continue to encounter challenges experienced by growing companies in a market subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in additive manufacturing technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete in the additive manufacturing market depends, in large part, on our success in developing and introducing new additive manufacturing systems and technology, in improving our existing products and technology and qualifying new materials which our systems can support. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to:

●	develop cost-effective new products and technologies that address the increasingly complex needs of prospective customers;
●	enhance our existing products and technologies;
●	respond to technological advances and emerging industry standards and certifications on a cost-effective and timely basis;
●	adequately protect our intellectual property as we develop new products and technologies;
●	identify the appropriate technology or product to which to devote our resources; or
●	ensure the availability of cash resources to fund research and development.

Even if we successfully introduce new additive manufacturing products and technologies and enhance our existing products and technologies, it is possible that these will eventually supplant our existing products or that our competitors will develop new products and technologies that will replace our own. As a result, any of our products may be rendered obsolete or uneconomical by our or our competitors’ technological advances, leading to a loss in market share, decline in revenue and adverse effects to our business and prospects.

The additive manufacturing industry is competitive. We expect to face increasing competition in many aspects of our business, which could cause our operating results to suffer.

The additive manufacturing industry in which we operate is fragmented and competitive. We compete for customers with a wide variety of producers of additive manufacturing and/or 3D printing equipment that creates 3D objects and end-use parts, as well as with providers of materials and services for this equipment. Some of our existing and potential competitors are researching, designing, developing and marketing other types of products and services that may render our existing or future products obsolete, uneconomical or less competitive. Existing and potential competitors may also have substantially greater financial, technical, marketing and sales, manufacturing, distribution and other resources than we do, including name recognition, as well as experience and expertise in intellectual property rights and operating within certain international markets, any of which may enable them to compete effectively against us. For example, a number of companies that have substantial resources have announced that they are beginning production of 3D printing systems, which will further enhance the competition we face.

Future competition may arise from the development of allied or related techniques for equipment, materials and services that are not encompassed by our patents, from the issuance of patents to other companies that may inhibit our ability to develop certain products and from improvements to existing technologies.

We intend to continue to follow a strategy of continuing product development and distribution network expansion to enhance our competitive position to the extent practicable. But we cannot assure you that we will be able to maintain our current position or continue to compete successfully against current and future sources of competition. If we do not keep pace with technological change and introduce new products and technologies, demand for our products may decline, and our operating results may suffer.

Because the additive manufacturing market is rapidly evolving, forecasts of market growth in this Quarterly Report on Form 10-Q may not be accurate.

Market opportunity estimates and growth forecasts included in this Quarterly Report on Form 10-Q are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts and estimates in this Quarterly Report on Form 10-Q relating to the expected size and growth of the markets for additive manufacturing technology and other markets in which we participate may prove to be inaccurate. Even if these markets experience the forecasted growth described in this Quarterly Report on Form 10-Q, we may not grow our business at similar rates, or at all. Our future growth is subject to many factors, including market adoption of our products, which is subject to many risks and uncertainties. Accordingly, the forecasts and estimates of market size and growth described in this Quarterly Report on Form 10-Q, including our estimates that the size of the total addressable market is expected to be approximately $146 billion in 2030, should not be taken as indicative of our future growth. In addition, these forecasts do not consider the impact of the current global COVID-19 pandemic, and we cannot assure you that these forecasts will not be materially and adversely affected as a result.

Risks Related to Third Parties

We could be subject to personal injury, property damage, product liability, warranty and other claims involving allegedly defective products that we supply.

The products we supply are sometimes used in potentially hazardous or critical applications, such as the assembled parts of an aircraft, medical device or automobile, that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. While we have not experienced any such claims to date, actual or claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims.

We attempt to include legal provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future. Any such lawsuit, regardless of merit, could result in material expense, diversion of management time and efforts and damage to our reputation, and could cause us to fail to retain or attract customers, which could adversely affect our results of operations.

We could face liability if our additive manufacturing solutions are used by our customers to print dangerous objects.

Customers may use our additive manufacturing systems to print parts that could be used in a harmful way or could otherwise be dangerous. For example, there have been news reports that 3D printers were used to print guns or other weapons. We have little, if any, control over what objects our customers print using our products, and it may be difficult, if not impossible, for us to monitor and prevent customers from printing weapons with our products. While we have never printed weapons on any printers in our offices, there can be no assurance that we will not be held liable if someone were injured or killed by a weapon printed by a customer using one of our products.

We depend on our network of resellers and our business could be adversely affected if they do not perform as expected.

We rely heavily on our global network of resellers to sell our products and to provide installation and support services to customers in their respective geographic regions. These resellers may not be as effective in selling our products or installing and supporting our customers as we expect. Further, our contracts with our resellers provide for termination for convenience, and if our contracts with a significant number of resellers, or with the most effective resellers, were to terminate or if they would otherwise fail or refuse to sell certain of our products, we may not be able to find replacements that are as qualified or as successful in a timely manner, if at all. In addition, if our resellers do not perform as anticipated, or if we are unable to secure qualified and successful resellers, our sales will suffer, which would have an adverse effect on our revenues and operating results. Because we also depend upon our resellers to provide installation and support services for products, if our reseller relationship were terminated or limited to certain products, we may face disruption in providing support for our customers, which would adversely affect our reputation and our results of operations. Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.

Additionally, a default by one or more resellers that have a significant receivables balance could have an adverse financial impact on our financial results. We have reviewed our policies that govern credit and collections and will continue to monitor them in light of current payment status and economic conditions. In addition, we try to reduce the credit exposures of our accounts receivable by instituting credit limits and having credit insurance. However, there can be no assurance that our efforts to identify potential credit risks will be successful. Our inability to timely identify resellers that are credit risks could result in defaults at a time when such resellers have high accounts receivable balances with us. Any such default would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

We depend on a limited number of third-party contract manufacturers for substantially all of our manufacturing needs. If these third-party manufacturers experience any delay, disruption or quality control problems in their operations, including due to the COVID-19 pandemic, we could lose market share and our brand may suffer.

We depend on third-party contract manufacturers for the production of several of our additive manufacturing systems. While there are several potential manufacturers for most of these products, several of our products are manufactured, assembled, tested and generally packaged by a limited number of third-party manufacturers. In most cases, we rely on these manufacturers to procure components and, in some cases, subcontract engineering work. Our reliance on a limited number of contract manufacturers involves a number of risks, including:

●	unexpected increases in manufacturing and repair costs;
●	inability to control the quality and reliability of finished products;
●	inability to control delivery schedules;
●	potential liability for expenses incurred by third-party contract manufacturers in reliance on our forecasts that later prove to be inaccurate;
●	potential lack of adequate capacity to manufacture all or a part of the products we require; and
●	potential labor unrest affecting the ability of the third-party manufacturers to produce our products.

If any of our third-party contract manufacturers experience a delay, disruption or quality control problems in their operations, including due to the COVID-19 pandemic, or if a primary third-party contract manufacturer does not renew its agreement with us, our operations could be significantly disrupted, and our product shipments could be delayed. Qualifying a new manufacturer and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products to our standards is time consuming. In addition, there is no assurance that a contract manufacturer can scale its production of our products at the volumes and in the quality that we require. If a contract manufacturer is unable to do these things, we may have to move production for the products to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially adversely affected.

As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our third-party contract manufacturers to be responsible for penalties assessed on us because of excessive failures of the products, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which causes us to take on additional risk for potential failures of our products.

In addition, because we use a limited number of third-party contract manufacturers, increases in the prices charged may have an adverse effect on our results of operations, as we may be unable to find a contract manufacturer who can supply us at a lower price. As a result, the loss of a limited source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.

All of our products must satisfy safety and regulatory standards and some of our products must also receive government certifications. Our third-party contract manufacturers are primarily responsible for conducting the tests that support our applications for most regulatory approvals for our products. If our third-party contract manufacturers fail to timely and accurately conduct these tests, we may be unable to obtain the necessary domestic or foreign regulatory approvals or certifications to sell our products in certain jurisdictions. As a result, we would be unable to sell our products and our sales and profitability could be reduced, our relationships with our sales channel could be harmed and our reputation and brand would suffer.

If our suppliers become unavailable or inadequate, our customer relationships, results of operations and financial condition may be adversely affected.

We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties. Generally, our third-party contract manufacturers contract directly with component suppliers and we rely on our contract manufacturers to manage their supply chains. If one of our contract manufacturers has a supply chain disruption, or our relationship with our contract manufacturer terminates, we could experience delays. We also source some materials directly from suppliers. While most manufacturing equipment and materials for our products are available from multiple suppliers, certain of those items are only available from limited sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and we may not be successful in doing so on terms acceptable to us, or at all. As a result, the loss of a limited source supplier could adversely affect our relationship with our customers as well as our results of operations and financial condition.

Our third-party contract manufacturers’ facilities, and our suppliers’ and our customers’ facilities, are vulnerable to disruption due to natural or other disasters, strikes and other events beyond our control.

A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a pandemic, major flood, seasonal storms, nuclear event or terrorist attack affecting our facilities or the areas in which they are located, or affecting those of our customers or third-party manufacturers or suppliers, could significantly disrupt our or their operations and delay or prevent product shipment or installation during the time required to repair, rebuild or replace our or their damaged manufacturing facilities. These delays could be lengthy and costly. If any of our third-party contract manufacturers’, suppliers’ or customers’ facilities are negatively impacted by such a disaster, production, shipment and installation of our 3D printing machines could be delayed, which can impact the period in which we recognize the revenue related to that 3D printing machine sale. Additionally, customers may delay purchases of our products until operations return to normal. Even if we are able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in our business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war or the outbreak of epidemic diseases (including the outbreak of COVID-19) could have a negative effect on our operations and sales.

Risks Related to Compliance Matters

Failure of our global operations to comply with anti-corruption laws and various trade restrictions, such as sanctions and export controls, could have an adverse effect on our business.

We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce, we are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Cuba, Iran, Syria, North Korea and the Crimea Region of Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

We are committed to doing business in accordance with applicable anti-corruption laws and regulations and with applicable trade restrictions. We are subject, however, to the risk that our affiliated entities or our and our affiliates’ respective officers, directors, employees and agents (including distributors of our products) may take action determined to be in violation of such laws and regulations. Any violation by any of these persons could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our operating results. In addition, actual or alleged violations could damage our reputation and ability to do business.

We are subject to environmental, health and safety laws and regulations related to our operations and the use of our additive manufacturing systems, produced parts, and consumable materials, which could subject us to compliance costs and/or potential liability in the event of non-compliance.

We are subject to domestic and foreign environmental laws and regulations governing our operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in our production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to our failure to properly dispose of chemicals and other waste materials and the health and safety of our employees. Under these laws, regulations and requirements, we could also be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of our systems and accompanying materials by end-users. Accidents or other incidents that occur at our facilities or involve our personnel or operations could result in claims for damages against us. In the event we are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by us or occurring on our premises, we could be required to pay substantial monetary damages or undertake expensive remedial obligations. If our operations fail to comply with such laws or regulations, we may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that we generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. We may be identified as a potentially responsible party under such laws. The amount of any costs, including fines or damages payments that we might incur under such circumstances could substantially exceed any insurance we have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on our business, financial condition and results of operations and could adversely affect our reputation.

The export of our products internationally from our production facilities subjects us to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act and the Registration, Evaluation, Authorization and Restriction of Chemical Substances. These laws and regulations require the testing and registration of some chemicals that we ship along with, or that form a part of, our systems and other products. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance.

The cost of complying with current and future environmental, health and safety laws applicable to our operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have an adverse effect on our business, financial condition and results of operations.

Aspects of our business are subject to privacy, data use and data security regulations, which could increase our costs.

We collect personally identifiable information from our employees, prospects, and our customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. We must comply with privacy laws in the United States, Europe and elsewhere, including GDPR in the European Union, which became effective May 25, 2018 and the retained version of the GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland, and the

California Consumer Privacy Act of 2018, which was enacted on June 28, 2018 and became effective on January 1, 2020. These laws create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In many jurisdictions, consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. Privacy and security laws and regulations may limit the use and disclosure of certain information and require us to adopt certain cybersecurity and data handling practices that may affect our ability to effectively market our services to current, past or prospective customers. While we have invested in, and intend to continue to invest in, resources to comply with these standards, we may not be successful in doing so, and any such failure could have an adverse effect on our business, results of operations and reputation.

As privacy, data use and data security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. In recent years, there has been increasing regulatory enforcement and litigation activity in this area in the United States, Germany and in various other countries in which we operate.

Compliance with regulations for medical devices and solutions is expensive and time-consuming, and failure to obtain or maintain approvals, clearances, or compliance could impact financial projections and/or subject us to penalties or liabilities.

Our Desktop Health products and services, and its healthcare provider customers and distributors, are and will be subject to extensive federal, state, local and foreign regulations, including, without limitation, regulations with respect to approvals and clearances for products, design, manufacturing and testing, labeling, marketing, sales, quality control, and privacy. Unless an exemption applies, we must obtain clearance or approval from the Food and Drug Administration (or comparable foreign regulatory body) before a medical device or solution can be marketed or sold; this process involves significant time, effort and expense. The healthcare market overall is highly regulated and subject to frequent and sudden change. Our failure to secure clearances or approvals or comply with regulations could have an adverse impact on our business and reputation and subject us to lost research and development costs, withdrawal of clearance/approval, operating restrictions, liabilities, fines, penalties and/or litigation.

Risks Related to Intellectual Property

Third-party lawsuits and assertions alleging our infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on our financial condition.

Third parties may own issued patents and pending patent applications that exist in fields relevant to additive manufacturing. Some of these third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims related to additive manufacturing. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our additive technologies may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. Any third-party lawsuits or other assertion to which we are subject alleging our infringement of patents, trade secrets or other intellectual property rights may have a significant adverse effect on our financial condition.

We may incur substantial costs enforcing and defending our intellectual property rights.

We may incur substantial expense and costs in protecting, enforcing and defending our intellectual property rights against third parties. Intellectual property disputes may be costly and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Third-party intellectual property claims asserted against us could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from assembling or licensing certain of our products, subject us to injunctions restricting our sale of products, cause severe disruptions to our operations or the marketplaces in which we compete or require us to satisfy indemnification commitments with our customers, including contractual provisions under various license arrangements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products. Any of these could have an adverse effect on our business and financial condition.

If we are unable to adequately protect or enforce our intellectual property rights, such information may be used by others to compete against us, in particular in developing consumables that could be used with our printing systems in place of our proprietary consumables.

We have devoted substantial resources to the development of our technology and related intellectual property rights. Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of registered and unregistered intellectual property and protect our rights using patents, licenses, trademarks, trade secrets, confidentiality and assignment of invention agreements and other methods.

Despite our efforts to protect our proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies, inventions, processes or improvements. We cannot assure you that any of our existing or future patents or other intellectual property rights will not be challenged, invalidated or circumvented, or will otherwise provide us with meaningful protection. Our pending patent applications may not be granted, and we may not be able to obtain foreign patents or pending applications corresponding to our U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Our trade secrets, know-how and other unregistered proprietary rights are a key aspect of our intellectual property portfolio. While we take reasonable steps to protect our trade secrets and confidential information and enter into confidentiality and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and we may not have entered into such agreements with all relevant parties. Such agreements may be breached, and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave our company and join our competitors, or our competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of any of our trade secrets, know-how or other technology not protected by a patent or other intellectual property system could materially reduce or eliminate any competitive advantage that we may have over such competitor. This concern could manifest itself in particular with respect to our proprietary consumables that are used with our systems. Portions of our proprietary consumables may not be afforded patent protection. Chemical companies or other producers of raw materials used in our consumables may be able to develop consumables that are compatible to a large extent with our products, whether independently or in contravention of our trade secret rights and related proprietary and contractual rights. If such consumables are made available to owners of our systems, and are purchased in place of our proprietary consumables, our revenues and profitability would be reduced, and we could be forced to reduce prices for our proprietary consumables.

If our patents and other intellectual property do not adequately protect our technology, our competitors may be able to offer products similar to ours. Our competitors may also be able to develop similar technology independently or design around our patents and other intellectual property. Any of the foregoing events would lead to increased competition and reduce our revenue or gross margin, which would adversely affect our operating results.

If we attempt enforcement of our intellectual property rights, we may be, and have been in the past, subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly and disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business. Any of the foregoing could adversely affect our business and financial condition.

As part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including related to alleged infringement of our intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business.

Our additive manufacturing software contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to sell our products.

Our additive manufacturing software contains components that are licensed under so-called “open source,” “free” or other similar licenses. Open source software is made available to the general public on an “as-is” basis under the terms of a non-negotiable license. We currently combine our proprietary software with open source software, but not in a manner that we believe requires the release of the source code of our proprietary software to the public. We do not plan to integrate our proprietary software with open source software in ways that would require the release of the source code of our proprietary software to the public; however, our use and distribution of open source software may entail greater risks than use of third-party commercial software. Open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, if we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release to the public or remove the source code of our proprietary software. We may also face claims alleging noncompliance with open source license terms or infringement or misappropriation of proprietary software. These claims could result in litigation, require us to purchase a costly license or remove the software. In addition, if the license terms for open source software that we use change, we may be forced to re-engineer our solutions, incur additional costs or discontinue the sale of our offerings if re-engineering could not be accomplished on a timely basis. Although we monitor our use of open source software to avoid subjecting our offerings to unintended conditions, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our offerings. We cannot guarantee that we have incorporated open source software in our software in a manner that will not subject us to liability or in a manner that is consistent with our current policies and procedures.

Risks Related to Our Class A Common Stock

Our issuance of additional shares of Class A common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.

From time to time, we have issued, and we expect in the future to issue, additional shares of our Class A common stock or securities convertible into our Class A common stock pursuant to a variety of transactions, including acquisitions. Additional shares of our Class A common stock may also be issued upon exercise of outstanding stock options and warrants to purchase our Class A common stock. The issuance by us of additional shares of our Class A common stock or securities convertible into our Class A common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership.

Future sales, or the perception of future sales, of our Class A common stock by us or our existing stockholders in the public market could cause the market price for our Class A common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with the Business Combination, certain of our stockholders agreed that, subject to certain exceptions, they will not, during the period beginning at the effective time of the Business Combination and continuing to and including June 7, 2021, or the Restricted Period, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, or any interest in any of the foregoing.

In addition, pursuant to the terms of the Fourth Amended and Restated Investors’ Rights Agreement of Legacy Desktop Metal, as amended, the former preferred stockholders of Legacy Desktop Metal are prohibited, through June 7, 2021, from lending, offering, pledging, selling, contracting to sell, selling any option or contracting to purchase, purchasing any option or contracting to sell, granting any option, right, or warrant to purchase, or otherwise transferring or disposing of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Class A common stock held immediately following the effective time of the Business Combination, or entering into any swap or other arrangement that transfers to another, in whole or in party, any of the economic consequences of ownership of such securities.

Upon the expiration or waiver of the lock-ups described above, shares held by these stockholders will be eligible for resale, subject to, in the case of stockholders who are our affiliates, volume, manner of sale and other limitations under Rule 144 promulgated under the Securities Act.

In addition, in connection with the Business Combination, we amended and restated the registration rights agreement with certain of our stockholders pursuant to which we are obligated to register the stockholders’ shares of Class A common stock and shares of Class A common stock that the stockholders may acquire upon exercise of warrants or other rights to acquire Class A common stock. Those shares of Class A common stock have been registered pursuant to a Registration Statement on Form S-1 declared effective by the SEC on February 4, 2021 and are available for resale without restriction, subject to any lock-up agreement.

In addition, shares of our Class A common stock issuable upon exercise or vesting of incentive awards under our incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, shares of our Class A common stock reserved for future issuance under our 2020 Incentive Award Plan, or the 2020 Plan, including pursuant to the evergreen provision that allows our board of directors to reserve additional shares of Class A common stock for future issuance under the 2020 Plan each calendar year, may become available for sale in future.

The market price of shares of our Class A common stock could drop significantly if the holders of the shares described above sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our Class A common stock or other securities.

Our directors, executive officers and stockholders affiliated with our directors and executive officers own a significant percentage of our Class A common stock and, if they choose to act together, will be able to exert significant control over matters subject to shareholder approval.

Our directors, executive officers, and stockholders affiliated with our directors and executive officers exert significant influence on us. As of December 31, 2020, these holders owned approximately 60.9% of our outstanding Class A common stock. As a result, these holders, acting together, have significant control over all matters that require approval of our stockholders, including the election of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transactions. The interests of these holders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of our other stockholders.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

Our certificate of incorporation, bylaws, and Delaware law contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our certificate of incorporation and bylaws include the following provisions:

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a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

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a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and
•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding Class A common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, our board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our Class A common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding Class A common stock not held by such interested stockholder at an annual or special meeting of stockholders.

Any provision of our certificate of incorporation, our bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, as amended, or JOBS Act, through December 31, 2021. As an emerging growth company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies do. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the completion of the initial public offering of Trine; (c) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (d) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote of stockholders on executive compensation, stockholder approval of any golden parachute payments not previously approved and having to disclose the ratio of the compensation of our chief executive officer to the median compensation of our employees.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards; and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We may choose to take advantage of some, but not all, of the available exemptions for emerging growth companies. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our share price may be more volatile.

As of December 31, 2021, we will no longer be able to rely on these exemptions, which could increase the costs and demands placed on our management.

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, our certificate of incorporation or bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our certificate of incorporation and bylaws provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

General Risk Factors

Our Class A common stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of our Class A common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in this section and the following:

●	the impact of the COVID-19 pandemic on our financial condition and the results of operations;
●	our operating and financial performance and prospects;
●	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

●	conditions that impact demand for our products;
●	future announcements concerning our business, our customers’ businesses or our competitors’ businesses;
●	the public’s reaction to our press releases, other public announcements and filings with the SEC;
●	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act;
●	the size of our public float;
●	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;
●	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
●	strategic actions by us or our competitors, such as acquisitions or restructurings;
●	changes in laws or regulations which adversely affect our industry or us;
●	changes in accounting standards, policies, guidance, interpretations or principles;
●	changes in senior management or key personnel;
●	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;
●	changes in our dividend policy;
●	adverse resolution of new or pending litigation against us; and
●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock depends, in part, on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

The obligations associated with being a public company, particularly once we cease to be an “emerging growth company”, involve significant expenses and require significant resources and management attention, which may divert from our business operations.

We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. Once we cease to be an “emerging growth company”, an attestation report on internal control over financial reporting will be required to be issued by our independent registered public accounting firm. As a result, we will incur increased legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

We are subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. For additional information related to the risks and uncertainties of our compliance with the Sarbanes-Oxley Act, see “— Risks Related to Our Business and Operations — Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.”

We are, and have been in the recent past, subject to litigation.

We are currently, and have been in the recent past, subject to litigation, and we could be subject to further litigation in the future. Although we vigorously pursue favorable outcomes, we can provide no assurance as to the outcome of any current or future lawsuits or allegations, and any such actions may result in judgments against us for significant damages. Resolution of any such matters can be prolonged and costly, and the ultimate results or judgments are uncertain due to the inherent uncertainty in litigation and other proceedings. In addition, the additive manufacturing industry has been, and may continue to be, litigious, particularly with respect to intellectual property claims. Moreover, our potential liabilities are subject to change over time due to new developments, changes in settlement strategy or the impact of evidentiary requirements. Regardless of the outcome, litigation has resulted in the past, and may result in the future, in significant legal expenses and require significant attention and resources of management. As a result, any present or future litigation that may be brought against us by any third party could result in losses, damages and expenses that have a significant adverse effect on our financial condition.

We do not intend to pay dividends on our Class A common stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our Class A common stock. As a result, you may have to sell some or all of your Class A common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Class A common stock.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Recent Sales of Unregistered Securities

During the three months ended September 30, 2021, the registrant issued an aggregate of 21,861 shares of Class A common stock upon the exercise of stock options to employees and non-employees for aggregate consideration of approximately $0.2 million. These securities were issued in reliance on Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act.

During the three months ended September 30, 2021, the registrant issued an aggregate of 34,749 shares of Class A common stock upon the vesting of restricted stock units held by employees and non-employees. These securities were issued in reliance on Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act.

During the three months ended September 30, 2021, the registrant issued an aggregate of 4,013,198 shares of Class A common stock in consideration for the acquisitions of Adaptive 3D and Aerosint. These securities were issued pursuant to Section 4(a)(2) of the Securities Act.

All other issuances of unregistered securities by us during the three months ended September 30, 2021 have been included previously in a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The following table sets forth purchases of our common stock for the three months ended September 30, 2021:

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Approximate dollar value of shares that may yet be purchased under the program
July 1, 2021 through July 31, 2021	2,241	$9.07	—	—
August 1, 2021 through August 31, 2021	29,900	$8.67	—	—
September 1, 2021 through September 30, 2021	8,158	$8.12	—	—
Total	40,299		—

(1) All of the shares were withheld from employees in satisfaction of minimum tax withholding obligations associated with the issuance of shares of Class A common stock in connection with acquisitions during the period.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

As previously disclosed, on November 5, 2021, Ali El Siblani notified the Company of his intent to resign as a member of the Board of Directors and as an employee of the Company in his role as Chief Executive Officer of EnvisionTec US LLC. The Company and Mr. Siblani entered into a separation agreement on November 11, 2021 pursuant to which his resignation was effective as of November 5, 2021.

Item 6. Exhibits

(a)	Exhibits

The exhibits listed in the Exhibit Index are filed as part of this Quarterly Report on Form 10-Q and are incorporated herein by reference.

EXHIBIT INDEX

Incorporated by Reference
Exhibit		Form	Exhibit	Filing Date
2.1	Agreement and Plan of Merger, dated as of August 11, 2021, by and among Desktop Metal, Inc., Texas Merger Sub I, Inc., Texas Merger Sub II, Inc. and the ExOne Company	8-K/A	2.1	8/12/2021
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)			*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)			*
32.1	Certification of Chief Executive Officer and Chief Financial Officer of Periodic Report Pursuant to 18 U.S.C. Section 1350			*
101.INS	Inline XBRL Instance Document			*
101.SCH	Inline XBRL Taxonomy Extension Schema Document			*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document			*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document			*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document			*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document			*
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)			*

*	Filed with this Quarterly Report on Form 10-Q.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESKTOP METAL, INC.

Date: November 15, 2021	By:	/s/ Ric Fulop
Ric Fulop
Chief Executive Officer
(Principal Executive Officer)

Date: November 15, 2021	By:	/s/ James Haley
James Haley
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO RULE 13a-14(a) of RULE 15d-14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

I, Ric Fulop, certify that:

1.           I have reviewed this Quarterly Report on Form 10-Q of Desktop Metal, Inc. for the quarter ended September 30, 2021;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements and other financial information included in this report, fairly present, in all material respects, the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.            The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors:

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 15, 2021	/s/ Ric Fulop
Ric Fulop
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO RULE 13a-14(a) OR RULE 15d-14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

I, James Haley, certify that:

1.            I have reviewed this Quarterly Report on Form 10-Q of Desktop Metal, Inc. for the quarter ended September 30, 2021;

2.            Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.            Based on my knowledge, the financial statements and other financial information included in this report, fairly present, in all material respects, the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4.            The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)          Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.            The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s Board of Directors:

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

. JK
Date: November 15, 2021	/s/ James Haley
James Haley
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Desktop Metal, Inc. (the “Company”) on Form 10-Q for the quarter ended September 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Ric Fulop, the Chief Executive Officer of the Company, and James Haley, the Chief Financial Officer of the Company, each hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

1.    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.    The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 15, 2021	/s/ Ric Fulop	Chief Executive Officer
	Ric Fulop	(Principal Executive Officer)

Chief Financial Officer
November 15, 2021	/s/ James Haley	(Principal Financial Officer and Principal
	James Haley	Accounting Officer)

A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to Desktop Metal, Inc. and will be retained by Desktop Metal, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.